                                                Filed Pursuant to Rule 424(b)(4)
                                                      Registration No. 333-31343

                         AMBASSADOR EYEWEAR GROUP, INC.

                        1,200,000 SHARES OF COMMON STOCK

                                $6.00 PER SHARE
                               ------------------

    Ambassador Eyewear Group, Inc., a Delaware corporation ("Ambassador" or the "Company"), hereby offers 1,200,000 shares (the "Shares") of its Common Stock, par value $.01 per share (the "Common Stock"). See "Description of Securities."

    Prior to this offering of stock (the "Offering"), there has been no public market for the Shares and there can be no assurance that an active market will develop. The Shares will be listed on the Chicago Stock Exchange under the symbol "AEY". See "Risk Factors--Uncertain Public Market for the Company's Common Stock."

    The offering price of the Shares have been determined by negotiation between the Company and H.J. Meyers & Co., Inc., and National Securities Corporation, the representatives (the "Representatives") of the several underwriters (the "Underwriters") and is not necessarily related to the Company's asset value or any other established criterion of value. For the method of determining the public offering price of the Common Stock, see "Risk Factors" and "Underwriting."
                            ------------------------

    THE SECURITIES OFFERED HEREBY ARE SPECULATIVE AND INVOLVE A SUBSTANTIAL DEGREE OF RISK. PERSONS WHO PURCHASE THESE SECURITIES WILL INCUR IMMEDIATE AND SUBSTANTIAL DILUTION. PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FACTORS SET FORTH UNDER "RISK FACTORS," AT PAGE 5.
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
    SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
      PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                               UNDERWRITING DISCOUNTS
                                    PRICE TO PUBLIC              AND COMMISSIONS(1)         PROCEEDS TO COMPANY (2)
Per Share...................             $6.00                          $.60                         $5.40
Total (3)...................           $7,200,000                     $720,000                     $6,480,000

(1) Does not reflect additional compensation to be received by the Representatives in the form of (a) a non-accountable expense allowance of $216,000 (or $248,400 if the Underwriters' over-allotment option described in Footnote (3) is exercised in full) and other compensation payable to the Representatives, and (b) warrants to purchase up to 120,000 shares of Common Stock at a purchase price of $9.30 per share (that being 155% of the public offering price) exercisable over a period of four years, commencing one year from the date of this Prospectus (the "Representatives' Warrants"). In addition, the Company has agreed to indemnify the Underwriters against certain civil liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."

(2) Before deducting additional expenses of the Offering payable by the Company, estimated at $650,000, and the Representative's non-accountable expense allowance.

(3) The Company has granted the Underwriters an option, exercisable within 45 days, to purchase up to an additional 180,000 shares of Common Stock on the same terms and conditions as set forth above, solely to cover over-allotments, if any. If the over-allotment option is exercised in full, the total "Price to Public," "Underwriting Discount" and "Proceeds to Company" will be $8,280,000, $828,000 and $7,452,000, respectively. See
    "Underwriting."

    The Shares are being offered on a "firm commitment" basis by the Underwriters, when, as, and if delivered to and accepted by the Underwriters and subject to prior sale, withdrawal or cancellation of the offer without notice. It is expected that delivery of certificates representing the Shares will be made at the offices of H.J. Meyers & Co., Inc. ("H.J. Meyers"), 1895 Mount Hope Avenue, Rochester, New York 14620, on or about March 25, 1998.
                            ------------------------

H.J. MEYERS & CO., INC.                          NATIONAL SECURITIES CORPORATION
                                ----------------

                 The date of this Prospectus is March 18, 1998

                                              KATHY IRELAND-TM-
                                                   EYEWEAR

* JOHN LENNON IS A REGISTERED TRADEMARK OF THE JOHN LENNON EYEWEAR COLLECTION USED UNDER LICENSE FROM EAGLE EYEWEAR GROUP, INC. HALSTON IS A REGISTERED TRADEMARK OF HALSTON INVESTMENTS, LTD. USED UNDER LICENSE GRANTED TO THE COMPANY THROUGH STYL-RITE OPTICAL MFG. CO. HARVE BENARD IS A REGISTERED TRADEMARK OF HARVE BENARD LTD. USED UNDER LICENSE GRANTED TO THE COMPANY. THE "KATHY IRELAND" TRADEMARK, NAME AND LIKENESS ARE OWNED BY KATHY IRELAND INC. AND ARE USED UNDER LICENSE GRANTED TO THE COMPANY. THE "KENNETH JAY LANE" TRADEMARK IS OWNED BY KENNETH JAY LANE, INC. AND IS USED UNDER LICENSE GRANTED TO THE COMPANY. THE "NINTENDO" TRADEMARK IS OWNED BY NINTENDO OF AMERICA INC. AND IS USED UNDER LICENSE GRANTED TO THE COMPANY. THE "PLAYSKOOL" TRADEMARK IS OWNED BY PLAYSKOOL, INC. AND IS USED UNDER LICENSE GRANTED TO THE COMPANY.

    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE SHARES, INCLUDING PURCHASES OF THE SHARES TO STABILIZE ITS MARKET PRICE, PURCHASES OF THE SHARES TO COVER SOME OR ALL OF A SHORT POSITION IN THE SHARES MAINTAINED BY THE REPRESENTATIVES AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

    This Prospectus refers to various registered trademarks that are owned by parties other than the Company.

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY DOES NOT PURPORT TO BE COMPLETE AND IS QUALIFIED IN ITS ENTIRETY BY MORE DETAILED INFORMATION AND THE FINANCIAL STATEMENTS AND NOTES THERETO APPEARING ELSEWHERE IN THIS PROSPECTUS. EACH PROSPECTIVE INVESTOR SHOULD READ THIS PROSPECTUS IN ITS ENTIRETY. EXCEPT AS OTHERWISE INDICATED, ALL INFORMATION IN THIS PROSPECTUS ASSUMES THAT THE UNDERWRITER'S OVER-ALLOTMENT OPTION IS NOT EXERCISED AND REFLECTS A 1,166.667-FOR-ONE STOCK SPLIT EFFECTED AS OF JUNE 30, 1997. PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE INFORMATION SET FORTH UNDER "RISK FACTORS."

                                  THE COMPANY

    The Company designs, sources, markets and distributes high quality prescription eyeglass frames and non-prescription sunglasses to department and specialty stores, optical chains and eyewear boutiques throughout the United States. The Company also provides integrated marketing, merchandising materials and consulting support to assist its customers in the sales of the Company's eyewear products. The Company distributes its eyewear products to a broad and substantial customer base, including Wal-Mart, K-Mart, National Vision Associates and U.S. Vision, as well as to many regional chain stores and local outlets. The Company has established relationships with various fashion designers, fashion celebrities and marketing organizations including Kathy Ireland, Halston, and the John Lennon Estate and highly recognizable consumer products brands such as Playskool, Nintendo and international jewelry designer Kenneth Jay Lane. The Company intends to continue to identify and license trade names and trademarks from various high profile brand sources in an effort to target and capture additional segments of the eyewear market.

    The Company utilizes a diverse team of experienced fashion eyewear designers to work with fashion houses, celebrities, manufacturers and experienced members of the optical industry to design eyewear styles that convey fashion, elegance and sophistication. The Company's eyeglass frames and sunglasses are manufactured at a variety of independent factories in the United States and internationally. The Company distributes products through independent sales representatives situated throughout the world and intends to increase the size of its dedicated sales force, expand its sales and marketing capabilities and develop additional alliances with fashion designers and licensors.

    In 1996, approximately 60% of Americans used some form of corrective eyewear. Retail sales of eyewear products totaled $14.6 billion in 1996, up from $13.8 billion in 1995, representing a 5.8% increase. Furthermore, it is generally accepted that vision deteriorates with age. As the American population ages, demand for corrective eyewear is likely to continue to grow. In addition, the growing medical and public concern with respect to exposure to harmful sun rays has led to an increase in the sale of sunglasses, reaching $2.95 billion in 1996, representing an 8% increase from 1995.

    The Company's business strategy is to become a leading source of eyewear in the United States and globally. The Company intends to focus on: (i) growth through the acquisition of businesses and companies that will complement its business; (ii) the continued development of relationships with distributors throughout the world; and (iii) expanding its products line by seeking and negotiating licenses with high fashion and highly recognizable brand names and licensors. In particular, the Company intends to increase its sales of sunglasses by substantially expanding its sunglass product line and its sunglass distribution network. The Company has accomplished a great deal of its growth through the acquisition of other eyewear distributors that are similarly situated. In June 1996, the Company acquired substantially all of the assets of Windsor Optical, Inc. ("Windsor") and in February 1997, the Company acquired substantially all of the assets of Renaissance Eyewear Group ("Renaissance") from the secured creditor of Renaissance, thereby substantially increasing its sales base and available resources. The Company also assumed certain liabilities of Windsor. Renaissance had total sales of approximately $14 million during its fiscal year ended October 31, 1996 of which approximately $3.5 million were sunglass products. Through the acquisition of substantially all of the assets of Renaissance and the establishment of licensing arrangements and employment agreements as a result of such acquisition, the Company not only expanded its sales base, but also its product lines to include additional designer product lines and sunglasses. The Company intends to continue to seek strategic acquisitions as a method of broadening its product lines and expanding its potential market.

    The Company was incorporated in Delaware in May 1995 as Diplomat Ambassador Inc. when it acquired the business of Chanuk, Inc. ("Chanuk"), a Pennsylvania corporation. On July 10, 1997, the Company changed its name to Ambassador Eyewear Group, Inc. The principal executive offices of the Company are located at 3600 Marshall Lane, Bensalem, Pennsylvania 19020, and its telephone number is
(800) 523-4675.

                                  THE OFFERING

Shares of Common Stock Offered...............  1,200,000 shares(1)

Shares of Common Stock to be Outstanding
  after the Offering.........................  4,700,000 shares (1)(2)

Use of Proceeds..............................  The Company intends to use the estimated net proceeds from the Offering of $5,614,000
                                               ($6,553,600 if the Underwriter's
                                               over-allotment option is exercised in full)
                                               for reduction of debt and general corporate
                                               purposes, including working capital and to
                                               finance potential acquisitions. See "Use of
                                               Proceeds."

Risk Factors.................................  Investment in the Common Stock offered hereby involves a high degree of risk as well as
                                               immediate and substantial dilution. See "Risk
                                               Factors" and "Dilution".

Chicago Stock Exchange Symbol................  AEY

------------------------

(1) Assumes no exercise of the Underwriters' over-allotment option with respect to shares of Common Stock that would be offered by the Company.

(2) Excludes (i) 529,333 shares of Common Stock issuable upon exercise of outstanding options and warrants, (ii) 120,000 shares of Common Stock issuable upon exercise of the Representatives' Warrants and (iii) 196,834 shares of Common Stock issuable to two officers, directors and principal stockholders of the Company who are holders of $1,181,000 principal amount 8% Convertible Promissory Notes that are convertible at the option of the holders at any time at a per share price equal to the initial public offering price (the "Convertible Notes"). See "Certain Relationships and Related Party Transactions" "Description of Securities" and "Underwriting."

                         SUMMARY FINANCIAL INFORMATION

    The following table presents summary historical, pro forma (condensed) and as adjusted financial data for the Company derived from the Company's financial statements which have been included elsewhere in this Prospectus. This information should be read in conjunction with "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements and notes thereto each included elsewhere herein.

                               PERIOD FROM
                               MAY 10, 1995                       PRO FORMA            NINE MONTHS ENDED
                               (INCEPTION)                       (CONDENSED)              DECEMBER 31,
                              THROUGH MARCH     YEAR ENDED     MARCH 31, 1997    ------------------------------
                                 31, 1996     MARCH 31, 1997         (1)              1996            1997
                              --------------  --------------  -----------------  --------------  --------------
                                               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
STATEMENT OF OPERATIONS
DATA:
  Net Sales.................    $   11,005      $   16,455       $    29,129       $   11,722      $   17,429
  Gross profit..............         4,179           7,903            14,038            5,619           9,597
  Selling, general and
    administrative
    expenses................         4,258           6,145            12,727            4,513           7,865(3)
  Income (loss) from
    operations..............           (79)          1,758             1,311            1,106           1,732
  Net income (loss).........          (299)            680               136              368             489
  Basic income (loss) per
    share(2)................          (.09)            .19               .04              .11             .14
  Diluted income (loss) per
    share(2)................    $     (.08)     $      .18       $       .04       $      .10      $      .13
  Weighted average number of
    shares outstanding-basic
    income (loss) per
    share...................     3,500,000       3,500,000         3,500,000        3,500,000       3,500,000
  Weighted average number of
    shares
    outstanding-diluted
    income (loss) per
    share...................     3,590,000       3,836,000         3,836,000        3,826,000       3,864,000

                                                                                             DECEMBER 31, 1997
                                                                                         -------------------------
                                                                                                     AS ADJUSTED
                                                                                          ACTUAL         (4)
                                                                                         ---------  --------------
                                                                                              (IN THOUSANDS)
BALANCE SHEET DATA:
  Working capital......................................................................  $   1,580    $    7,381
  Total assets.........................................................................     23,570        24,320
  Non-current notes payable--stockholders/officer(5)...................................      1,181         1,181
  Long-term debt.......................................................................        370           370
  Total liabilities....................................................................     23,030        18,166
  Stockholders' equity.................................................................        540         6,154

------------------------

(1) The pro forma unaudited condensed statement of operations reflects the acquisitions of substantially all of the assets of Windsor and Renaissance and the assumption of certain debt of Windsor as if such transactions had occurred on April 1, 1996. The information contained herein should be read in conjunction with the pro forma condensed statement of operations and the notes thereto, the financial statements of the Company and of Renaissance and the related notes thereto and with "Management's Discussion and Analysis of Financial Condition and Results of Operations," each included elsewhere in this Prospectus. The pro forma condensed statement of operations for the year ended March 31, 1997 gives effect to the operations for each of the Company, Renaissance and Windsor as if the acquisitions of substantially all of the assets of Renaissance and Windsor had occurred on April 1, 1996, but do not reflect the anticipated efficiencies of scale or other cost reduction measures being implemented by the Company, the success of which cannot be assured. However, no assurance can be given that any such efficiencies will be achieved. The pro forma condensed statement of operations is presented for informational purposes only, and is not necessarily indicative of what the actual results of operations would have been had the transactions occurred at April 1, 1996, nor do they purport to indicate the results of future operations.

(2) See Note B(8) to the Company's Financial Statements.

(3) Includes approximately $766,000 relating to redundant costs of operating Renaissance in a separate facility through July 1997, consisting primarily of duplicate overhead and personnel expenses incurred prior to the consolidation of the Company's operations into one location as well as actual costs related to the relocation.

(4) Adjusted to reflect the sale of the Shares offered by the Company hereby at an initial public offering price of $6.00 per Share and the repayment of $4,720,000 of debt with the proceeds therefrom, including $106,000 loaned to the Company after December 31, 1997. See "Use of Proceeds" and "Capitalization."

(5) Represents the Convertible Notes.

                                  RISK FACTORS

    AN INVESTMENT IN THE SHARES OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK AND SHOULD NOT BE MADE BY PERSONS WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. PROSPECTIVE INVESTORS, PRIOR TO MAKING AN INVESTMENT DECISION, SHOULD CONSIDER CAREFULLY, IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS (INCLUDING THE FINANCIAL STATEMENTS AND NOTES THERETO), THE FOLLOWING FACTORS. THIS PROSPECTUS CONTAINS, IN ADDITION TO HISTORICAL INFORMATION, FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED BELOW, AS WELL AS THOSE DISCUSSED ELSEWHERE IN THIS PROSPECTUS.

    SUBSTANTIAL INDEBTEDNESS The Company has, from time to time, experienced cash flow shortfalls and has been required to borrow substantial amounts from banks. The Company had total liabilities of approximately $23.0 million at December 31, 1997, approximately $20.6 million of which are current which amounts have increased to date. Of such debt, approximately $13.1 million is payable to CoreStates Bank (the "Bank") pursuant to the Company's revolving line of credit. During the year ended March 31, 1997, and the nine months ended December 31, 1997, the Company incurred $738,000 and $972,000, respectively, in net interest expenses. The revolving line of credit is secured by substantially all of the assets of the Company. The credit facility is represented by demand notes payable to the Bank under which the Bank may demand repayment at any time. The Company intends to reduce outstanding borrowings from the Bank by approximately $4.1 million from the proceeds of this Offering. The Company anticipates that even after the proposed repayment of a portion of the Company's indebtedness from the proceeds of this Offering, the Company's outstanding indebtedness and ongoing interest expense will continue to be signficant. In addition, if the Bank were to demand repayment of the entire outstanding borrowings under the facility, the Company would be required to identify alternative financing to satisfy its repayment obligation and to continue its operations. There can be no assurance that any such alternative funding sources will be available on a commercially reasonable basis if at all. If it is unsuccessful in so identifying such financing the Company may be required to cease operations. The loan agreement with the Bank also contains provisions which restrict certain activities of the Company, including the declaration of dividends and also provides for various other restrictive covenants, including the continuing participation of Rudy A. Slucker, the Chairman of the Board of Directors and Barry Budilov, the President and Chief Executive Officer, in their current management positions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Financial Statements.

    RISKS RELATED TO SUBSTANTIAL INVENTORY AND ACCOUNTS RECEIVABLE BALANCES. As of December 31, 1997, the Company had an inventory of approximately $11.7 million consisting principally of eyeglass frames and sunglasses held at its warehouse for distribution and accounts receivable valued at approximately $9.7 million. The market for eyewear and accessories is subject to the risk of changing consumer trends. In order to be able to promptly fill orders from distributors, the Company maintains substantial inventories. In the event that a significant number of models or accessories do not achieve widespread consumer acceptance, the Company may be required to take significant price markdowns, which could have a material adverse effect on the Company's business, prospects, results of operations or financial condition. The Company's balance sheet as of December 31, 1997 reflects a reserve against accounts receivable of approximately $1.9 million which includes approximately $365,000 to cover returns of goods sold. If the reserve is insufficient to cover the Company's accounts receivable or if returns exceed the amounts reserved for, the Company would be required to recognize additional expenses in the future to the extent of such amounts.

    CONTINUING LOSSES FROM RENAISSANCE OPERATIONS; POTENTIAL CLAIMS RELATING TO PURCHASE OF ASSETS. The Company acquired substantially all of the assets of Renaissance in February 1997 and only recently coordinated the integration of the assets relating to the business of Renaissance into the business of the Company. Renaissance has experienced substantial and increased losses in recent years. For the Renaissance fiscal years ended October 31, 1996 and 1995, Renaissance had net losses of approximately $5.6 million and $200,000, respectively. In addition, net sales for Renaissance declined to approximately $14.1 million in the Renaissance fiscal year 1996 from approximately $17.4 million in the Renaissance fiscal year

1995. No assurance can be given that net sales of products relating to product lines acquired from Renaissance will not continue to decline. Furthermore, there can be no assurance that the Company will be able to integrate successfully the assets of Renaissance into the Company's operations or that Renaissance's operations will not continue to adversely affect the results of operations of the Company. In connection with the acquisition of substantially all of the assets of Renaissance from the secured creditor of Renaissance upon a default by Renaissance of its loan to such creditor, no liabilities of Renaissance were contractually assumed by the Company. A number of creditors of Renaissance have instituted collection actions in court against Renaissance for amounts due to them from Renaissance. The Company is not a party to any material actions of this type. To the extent that any creditors of Renaissance seek recourse against the Company as the purchaser of substantially all of the assets of Renaissance, the Company may incur substantial expenses in connection with defending any such actions. Furthermore, to the extent that any such creditors are successful in asserting any claims against the Company as a successor to the business of Renaissance or challenge the acquisition from the secured creditor, the Company could be responsible for substantial liabilities and its business, prospects, results of operations or financial condition could be adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Financial Statements.

    RISKS ASSOCIATED WITH MANAGEMENT OF GROWTH, IMPLEMENTATION OF GROWTH STRATEGY AND POTENTIAL INABILITY TO SUCCESSFULLY INTEGRATE ACQUISITIONS. The successful implementation of the Company's expansion strategy will be dependent on, among other things, the continued growth of the designer eyewear and premium sunglass markets; the Company's ability to develop and introduce new products to consumers and the marketplace; the Company's ability to identify and obtain additional licenses for currently popular styles on a timely basis and on favorable terms; the Company's ability to identify potential acquisition prospects; the establishment of additional distribution arrangements; the hiring and retaining of additional marketing, creative and other personnel; and the successful management of such growth (including monitoring operations, controlling costs and maintaining effective quality, inventory and service controls). As the Company continues to grow, there will be additional demands on the Company's financial, technical and administrative resources. The failure to maintain and improve such resources or the occurrence of unexpected difficulties relating to the Company's expansion strategy, could have a material adverse effect on the Company's business, prospects, results of operations or financial condition. There can be no assurance that the Company will be able to implement successfully its business strategy or otherwise expand its operations. The complete integration and consolidation into the Company of the product lines acquired upon the acquisition of the assets of Renaissance as well as any future corporate acquisitions and new product licensing arrangements will require substantial management, financial and other resources, and could pose significant pressure on the financial condition and operating results of the Company. There can be no assurance that the Company's resources will be sufficient to accomplish such integration, or that the Company will not experience difficulties with customers, personnel or others. In addition, although the Company believes that its acquisitions and licensing arrangements will enhance its competitive position and business prospects, there can be no assurance that such benefits will be realized or that the combination of the Company with other companies will be successful. Although the Company regularly evaluates possible acquisition opportunities, the Company is not a party to any agreements, commitments, arrangements or understanding with respect to any such acquisition and there can be no assurance that any such acquisitions will be effected. See "Use of Proceeds" and "Business--Strategy."

    DEPENDENCE ON MAJOR CUSTOMERS. The Company's sales to its five largest customers represented approximately 62% of its sales in fiscal 1996, approximately 51% in fiscal 1997 (30% on a pro forma basis during fiscal 1997 giving effect to the acquisitions of substantially all of the assets of Windsor and Renaissance) and approximately 48% during the nine months ended December 31, 1997. Sales to the Company's top customer, Wal-Mart, accounted for approximately 51% of the Company's sales in fiscal 1996, approximately 35% of its sales in fiscal 1997 (20% on a pro forma basis during fiscal 1997 giving effect to the acquisitions of substantially all of the assets of Windsor and Renaissance) and approximately 37% for the nine months ended December 31, 1997. The Company anticipates that sales to its top five customers will continue to account for a significant percentage of its sales. The Company has no long term commitments or contracts with any of its customers. The loss or decreased sales from one or more of these customers and in particular, Wal-Mart, would have a material adverse effect on the Company's business, prospects, results of operations or financial condition. Furthermore, the inability of any of the Company's customers to satisfy any of their obligations to the Company at any time or on a timely basis could have a material adverse effect on the business, prospects, results of operations or financial condition of the Company. See "Business--Marketing and Advertising."

    DEPENDENCE ON LICENSES AND SIGNIFICANT CONTINUING ROYALTY OBLIGATIONS AND ACQUISITION COSTS. Sales of eyewear under license agreements represented approximately 35% and 30% of the pro forma sales of the Company and Renaissance combined sales for fiscal 1996 and 1997, respectively, and 36% for the nine months ended December 31, 1997. The Company's license agreements generally require the Company to satisfy minimum purchase requirements or to make annual royalty payments and advertising expenditures and maintain quality control and retail distribution commensurate with the licensor's image. Accordingly, certain licensors are entitled to receive payment from the Company whether or not specified minimum levels of annual sales for licensed products are met. For the years ending March 31, 1998 and 1999, the annual aggregate royalty obligations of the Company under current license agreements will be no less than approximately $1 million and $700,000, respectively, even if the Company were to generate no sales under the agreements. The license agreements also generally provide that the licensor has the right to approve products sold pursuant to the license and to terminate the license if the Company does not satisfy its contractual obligations in any material respect. Management believes that the value of its licenses depends to a great extent upon the Company's ability to anticipate, gauge and respond to changing consumer tastes and the popularity of certain fashion trends and styles. The agreements licensing to the Company the rights to use certain trademarks and trade names will terminate on various dates through the year 2000. The Company's successful efforts in developing licensed products and other factors may result in increased royalty requirements to the Company for renewals. Although the Company has no reason to believe it will not be able to renew its licenses upon their respective expiration dates on favorable terms, the loss of one or more of the licenses, or the decline in popularity of certain trade names, could have a material adverse effect on the Company's business, prospects, results of operations or financial condition. The Company's obligations under employment agreements and consulting agreements with members of management and its Board of Directors aggregate approximately $500,000 for the year ending March 31, 1998. In addition, payments under notes, non-competition and other agreements relating to the acquisition of substantially all of the assets of Chanuk, Windsor and Renaissance, will aggregate approximately an additional $375,000 for each of the years ending March 31, 1998 and March 31, 1999. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements attached hereto.

    DEPENDENCE ON OFFERING PROCEEDS TO IMPLEMENT PROPOSED EXPANSION; NEED FOR ADDITIONAL FINANCING. The Company intends to continue to expand by identifying and acquiring the businesses or assets of companies with product lines and distribution channels that are complementary to those of the Company. The Company is dependent on the proceeds of this Offering or other financing to implement its proposed expansion. Although the Company anticipates that the proceeds of this Offering with the continuing availability of funds under its line of credit will be sufficient to meet its cash needs for at least the next 12 months, in the event that the Company's plans change, its assumptions change or prove to be inaccurate or the proceeds of this Offering and future cash flow proves to be insufficient to fund the Company's expansion plans (due to unanticipated expenses, delays, problems, difficulties or otherwise), the Company would be required to seek additional financing sooner than anticipated or curtail its expansion activities. The Company may determine, depending upon the opportunities available to it, to seek additional debt or equity financing to fund the cost of continuing expansion. To the extent the Company finances an acquisition with a combination of cash and equity securities, any such issuance of equity securities would result in dilution to the interests of the Company's stockholders. Additionally, to the extent that the Company incurs indebtedness or issues debt securities in connection with any acquisition, the Company will be subject to risks associated with incurring substantial indebtedness, including the risks that interest rates may fluctuate and cash flow may be insufficient to pay principal and interest on any such indebtedness. Other than its Bank line of credit, the Company has no current arrangements with respect to, or sources of, additional financing, and it is not anticipated that existing stockholders will provide any portion of the Company's future financing requirements. There can be no assurance that additional financing will be available to the Company on reasonable terms, if at all. The Company has agreed that for a period of 18 months from the date of this Prospectus the Company will not sell or otherwise dispose of any securities without the prior written consent of the Respresentatives, which consent shall not be unreasonably withheld, with the exception of shares of Common Stock issued pursuant to the exercise of options, warrants or other convertible securities outstanding prior to the date of this Prospectus. See "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Certain Relationships and Related Party Transactions."

    CONSUMER PREFERENCES AND INDUSTRY TRENDS. The fashion eyewear industry is characterized by the frequent introduction of new products and services, and is subject to changing consumer preferences and industry trends, which may adversely affect the Company's ability to plan for future design, development and marketing of its products and services. The Company's success will depend on the Company's ability to anticipate and respond to these and other factors affecting the industry. Moreover, if a downturn occurs in the economy, the fashion industry including fashion eyewear, may be particularly vulnerable. There can be no assurance that the Company will be able to anticipate and respond quickly and effectively to changing consumer preferences and industry trends or that competitors will not develop and commercialize new products that render the Company's products and services obsolete or less marketable. See "Business-- Industry Background" and "--Competition."

    DEPENDENCE ON LIMITED NUMBER OF SUPPLIERS. The Company is currently dependent on a limited number of third-party manufacturers for its entire supply of eyewear. The Company does not have agreements with any of such manufacturers and purchases eyewear pursuant to purchase orders placed from time to time in the ordinary course of business. The Company is substantially dependent on the ability of its manufacturers to provide adequate inventories of quality eyewear on a timely basis and on favorable terms. The Company's manufacturers also produce eyewear for certain of the Company's competitors, as well as other large customers, and there can be no assurance that such manufacturers will have sufficient production capacity to satisfy the Company's inventory or scheduling requirements during any period of sustained demand, or that the Company will not be subject to the risk of price fluctuations and periodic delays. Although the Company believes that its relationship with its manufacturers is satisfactory and that numerous alternative sources for its eyewear are currently available, the loss of services of such manufacturers or substantial price increases imposed by such manufacturers, in the absence of readily available alternative sources of supply, would have a material adverse effect on the Company's business, prospects, results of operations or financial condition. See "Business--Sources of Supply."

    RISKS RELATING TO THE USE OF FOREIGN SUPPLIERS. The Company imports substantially all of its frames from foreign suppliers located in Taiwan, Korea, Japan, Germany and Italy, and, therefore, its prices for and supply of those frames may be adversely affected by changing economic conditions internationally. The Company may also be subject to other risks associated with its international relationships, including tariff regulations and requirements for export licenses, unexpected changes in regulatory requirements, potentially adverse tax consequences, economic and political instability, restrictions on repatriation of earnings and the burdens of complying with a wide variety of foreign laws. In addition, the laws of certain countries may not protect the Company's products and intellectual property rights to the same extent as do the laws of the United States. There can be no assurance that such factors will not have a material adverse effect on the Company's future sales or licenses and, consequently, on the Company's business, prospects, results of operations or financial condition as a whole.

    USE OF PROCEEDS TO REPAY DEBT; BROAD DISCRETION IN APPLICATION OF PROCEEDS; BENEFITS TO INSIDERS. Approximately $4,144,000 (74% of the estimated net proceeds of this Offering) will be used for the repayment of bank indebtedness by reducing the Company's debt under its line of credit and $894,000

(16%) of the estimated net proceeds of this offering have been allocated to working capital and general corporate purposes. Accordingly, the Company will have broad discretion as to the application of the proceeds of the offering and capital available under its revolving line of credit. Additionally, approximately $576,000 (10%) of the proceeds will be used to repay indebtedness to Rudy A. Slucker, the Company's Chairman of the Board of Directors, incurred by the Company from February 1997 to February 1998 to assist the Company in financing its costs relating to the acquisition of substantially all of the assets of Renaissance and the integration of the business of Renaissance into the business of the Company. The Company is also indebted to Mr. Slucker and Barry Budilov, the President and Chief Executive Officer of the Company, to the extent of approximately $1.2 million under the Convertible Notes, which bear interest at the rate of 8% per annum. In addition, since Mr. Slucker and Mr. Budilov have each guaranteed up to $1.1 million of such debt, the likelihood of a default and a call on their guarantee is reduced to the extent of the reduction in the amount of the debt. In addition, Messers. Slucker and Budilov have agreed to increase their personal guarantees by $375,000 each if the Company fails to complete this public offering by February 20, 1998. Accordingly, upon the completion of this Offering, the personal obligations of Messrs. Slucker and Budilov will be reduced further. Finally, the Company's obligations under employment agreements and consulting agreements with members of management and its Board of Directors, including Messrs. Slucker and Budilov, aggregate approximately $470,000 (8%) over the next 12 months. See "Use of Proceeds."

    HIGHLY COMPETITIVE MARKET. The prescription and non-prescription eyewear markets are highly competitive. The major competitive factors in the eyewear market include, but are not limited to, fashion trends, brand recognition, method of distribution, the number and range of products offered, an increase in contact lens users and the increase acceptance of laser surgery as a viable method to correct or assist poor vision. The Company competes with a number of established companies, including Luxotica, Safilo, Marchon, and Bausch & Lomb, which collectively control a substantial portion of the premium market segment, other large companies and with several companies having smaller but significant market shares. Several of these companies have substantially greater resources and better name recognition than the Company and sell their products through broader and more diverse distribution channels. In addition, several of these competitors have their own manufacturing facilities. The Company could also face competition from new competitors, including established branded consumer products companies, such as Nike, Inc., that also have greater financial and other resources than the Company. In addition, as the Company expands internationally, it will face substantial competition from companies that have already established their products in international markets and consequently have significantly more experience in those markets than the Company. In addition, to retain and increase its market share, the Company must continue to be competitive in the areas of quality and performance, technology, obtaining attractive licenses, customer service and price, of which there can be no assurance. See "Business--Competition."

    DEPENDENCE ON NEW PRODUCT INTRODUCTIONS, TRADEMARKS AND TRADE NAMES. Although a substantial portion of the Company's product lines are designed to be "traditional" designs, that are not necessarily subject to changing fashion trends, the eyewear industry is nevertheless subject to continuing broader as well as often subtle shifts in consumer taste and preferences. The Company offers in excess of 700 eyewear styles at any given time and may introduce up to 100 new styles in any given year. The sustainability of the Company's growth will depend, in part, on its continued ability to develop, identify and introduce innovative designs and products and on the acceptance of such designs and products by consumers. Innovative designs are often not successful and successful product designs can be displaced by other product designs introduced by competitors that shift market preferences in their favor. Sunglasses are particularly subject to shifting consumer tastes and may have relatively short life cycles, thereby requiring the Company to introduce new products more frequently. In addition, competitors may follow the Company's introduction of successful products with similar product offerings, thereby decreasing the Company's market share. If the Company misjudges the market for a particular product, particularly its sunwear line of products, the Company's sales may be adversely affected and it may be faced with excess inventories and there may be an adverse effect on the Company's business, prospects, results of operations or financial condition. As a result of these and other factors, there can be no assurance that the Company will successfully maintain or increase its market share. In addition, the Company owns and has obtained licenses to various domestic and international trademarks related to its products and business. These licenses expire at various times through the year 2000. The loss of one or more of the trademarks could have a material adverse effect on the Company's business, prospects, results of operations or financial condition. Further, if the Company had to defend against any litigation proceedings, suits or claims relating to its intellectual property rights or to its intellectual property or institute any action to protect such rights, the Company's involvement in such action could have a material adverse effect on the Company's business, prospects, results of operations or financial condition.

    DEPENDENCE UPON KEY PERSONNEL AND CONSULTANTS. The Company is dependent on certain of its executive officers, including Barry Budilov, the Company's President and Chief Executive Officer, and Rudy A. Slucker, the Company's Chairman of the Board. The Company intends to obtain and become the beneficiary of key person life insurance policies in the face amount of $1,000,000 on the lives of each of Mr. Budilov and Mr. Slucker. The loss of the services of such persons, or an inability to attract, retain and motivate additional highly skilled management personnel, could materially adversely effect the Company's business, prospects, results of operations or financial condition. There can be no assurance that the Company will be able to retain its existing personnel or attract and retain additional qualified employees. Mr. Slucker is employed on a full time basis by another corporation and provides limited amounts of consulting services to the Company's business, on an as needed basis. See "Management."

    SEASONALITY. The Company believes that its business is subject to seasonal trends, resulting in lower sales of prescription eyewear during its third quarter (the three months ended December 31) and higher sales of sunglass products during the spring. Accordingly, sales and results of operations may fluctuate from month to month throughout the year and quarterly results may not always be indicative of the entire year.

    CONTROL OF THE COMPANY BY OFFICERS AND DIRECTORS. Immediately following this Offering, Rudy A. Slucker and Barry Budilov will beneficially own an aggregate of approximately 77% of the outstanding shares of the Company's Common Stock. As a result, such persons, acting together, have the ability to exercise control over all matters requiring stockholder approval. In addition, the Company's revolving line of credit includes a provision that requires the continuing involvement and control of the Company by current management as a condition to the continuing availability of the revolving line of credit. The concentration of ownership could delay or prevent a change in control of the Company. See "Management" and "Principal Stockholders."

    DILUTION. Purchasers of the Shares offered hereby will suffer an immediate and substantial dilution of $4.71 per Share (78.5%) from the initial public offering price. In addition, investors purchasing Shares in the Offering will incur additional dilution to the extent that stock options are exercised. See "Dilution."

    SHARES ELIGIBLE FOR FUTURE SALE. Upon completion of the Offering, the Company will have 4,700,000 shares of Common Stock outstanding, as well as options and warrants to purchase an additional 649,333 shares of Common Stock (including the Representatives' Warrants). An additional 196,834 shares of Common Stock are issuable upon the conversion of the Convertible Notes. The 1,200,000 Shares sold in the Offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"). The 3,500,000 shares of Common Stock owned by existing stockholders are deemed to be "restricted securities," as that term is defined in Rule 144 promulgated under the Securities Act, in that such shares were issued in a private transaction not involving a public offering. All of the 3,500,000 shares of Common Stock held by existing stockholders will be eligible for sale under Rule 144 ninety days after the Offering. The Company and each of the Company's directors, officers and shareholders have agreed not to offer, assign, issue, sell, hypothecate or otherwise dispose of any shares of Common Stock or any securities exercisable for or convertible into shares of Common Stock, other than with respect to up to 300,000 shares of Common Stock, for a period of 18 months after the date of this Prospectus without the prior, written consent of the Representatives. No prediction can be made as to the effect, if any, that sales of securities or the availability of securities for sale will have on the market price of the Shares prevailing from time to time. The holders of the Representatives' Warrants will have certain demand and "piggyback" registration rights with respect to such warrants and the shares of Common Stock underlying such warrants commencing one year after the date hereof. If the Underwriter should exercise their registration rights to effect a distribution of the Representatives' Warrants or the Warrant Shares, the Representatives, prior to and during such distribution, will be unable to make a market in the Company's securities, which may therefore be limited. If the Representatives cease making a market in the Common Stock, the Company could lose the ability to list the Common Stock on the Chicago Stock Exchange because of such market's requirement of at least two market makers, the market and market prices for the Common Stock may be materially adversely affected, and holders thereof may be unable to sell or otherwise dispose of shares of Common Stock. See "Shares Eligible For Future Sale" and "Underwriting."

    NO PRIOR MARKET; DETERMINATION OF OFFERING PRICE. Prior to the Offering, there has been no public market for the Company's Common Stock. Although the Common Stock has been approved for listing on the Chicago Stock Exchange, there can be no assurance that an active public market will develop. The initial public offering price has been determined by negotiation between the Company and the Representatives. There can be no assurance that the initial public offering price will correspond to the price at which the Common Stock will trade in the public after the Offering or that an active trading market for the Common Stock will develop and continue after the Offering. See "Underwriting."

    DIFFICULTY OF TRADING "PENNY STOCKS." If the Common Stock is no longer listed on the Chicago Stock Exchange and the bid price of the Company's Common Stock falls below $5.00 per share, and under certain other circumstances, the Company's Common Stock may be subject to rules that impose additional sales practice and market making requirements on broker-dealers who sell or make a market in lower-priced securities which constitute "penny stocks". The additional requirements will generally apply if sales are made to persons other than established customers (as defined in such rules) and accredited investors (generally, institutions and, for individuals, an investor with assets in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 together with such investors' spouse). For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchaser and must have received the purchaser's written consent to the transaction prior to the purchase. Consequently, many broker-dealers may be unwilling to sell or make a market in the Company's securities because of the added disclosure requirements, thereby making it more difficult for purchasers in this Offering to resell the Common Stock in the secondary market.

    UNCERTAIN PUBLIC MARKET FOR THE COMPANY'S COMMON STOCK. Although the Common Stock has been approved for listing on the Chicago Stock Exchange, there can be no assurance that a market for the Common Stock will develop or be sustained. The investment community could show little or no interest in the Company in the future. As a result, purchasers of the Company's securities may have difficulty in selling such securities should they desire to do so. In the event the Company's Common Stock is delisted from the Chicago Stock Exchange, the Company intends to use its best efforts to list its Common Stock on the OTC Bulletin Board Service. It is substantially more difficult for investors to dispose of securities or to obtain accurate quotations as to securities in the OTC Bulletin Board Service.

    POSSIBLE VOLATILITY OF STOCK PRICE. The market price of the Common Stock may be highly volatile. Factors such as fluctuations in the Company's operating results, announcements of new products by the Company or its competitors, developments with respect to trademarks or proprietary rights, changes in stock market analyst recommendations regarding the Company, other companies selling similar products and general market conditions may have a significant effect on the market price of the Common Stock. In addition, the stock market has periodically experienced significant price and volume fluctuations unrelated to operating performance of particular companies. These broad market fluctuations may adversely affect the market price of the Common Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Underwriting."

    ABSENCE OF DIVIDENDS. The Company's current policy is to retain earnings for use in its business and, accordingly, the Company does not intend to pay cash dividends on its Shares in the foreseeable future. Furthermore, the Company's credit facility with CoreStates Bank restricts the payment of cash dividends while amounts are outstanding under the facility. See "Dividend Policy."

    ELIMINATION OF LIABILITY FOR DIRECTORS. The Company's Articles of Incorporation limit the liability of a director of the Company to the Company and its stockholders for monetary damages for breach of fiduciary duty to the fullest extent permitted by the Delaware General Corporate Law ("DGCL"). The DGCL permits elimination of a director's personal liability for monetary damages for breach of fiduciary duty, except: (i) for breach of the director's duty of loyalty to a company or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law;
(iii) for acts specified in Section 174, DGCL; and (iv) for transactions in which the director directly or indirectly derived an improper personal benefit. As a result of such provisions, the rights of Company stockholders to recover monetary damages from directors of the Company for certain breaches of directors' fiduciary duties may be significantly limited. See "Management--Indemnification of Directors and Executive Officers and Limitation of Liability."

    BLANK CHECK PREFERRED STOCK; POSSIBLE ANTI-TAKEOVER EFFECTS; ISSUANCE OF SERIES A PREFERRED STOCK. The Company's Articles of Incorporation authorizes the Board of Directors to issue up to 1,000,000 shares of Preferred Stock, $.01 par value per share. The Preferred Stock may be issued in one or more series, the terms of which may be determined at the time of issuance by the Board of Directors, without further action by stockholders, and may include, among other things, voting rights (including the right to vote as a series on particular matters), preferences as to dividends and liquidation, conversion and redemption rights, and sinking fund provisions. The issuance of any such preferred stock could materially adversely affect the rights of holders of Common Stock and, therefore, could reduce the value of the Common Stock. In addition, specific rights granted to future holders of preferred stock could be used to restrict the Company's ability to merge with, or sell its assets to a third party, thereby preserving control of the Company's existing stockholders. The issuance of the preferred stock may, in some circumstances, deter or discourage takeover attempts and other changes in control of the Company, including takeovers and changes in control which some holders of the Common Stock may deem to be in their best interests and in the best interest of the Company, by making it more difficult for a person who has gained a substantial equity interest in the Company to obtain voting control or to exercise control effectively thereby preserving control of the Company by the current controlling stockholders. See "Description of Securities."

    INVESTIGATIONS OF H.J. MEYERS. On July 16, 1996, the National Association of Securities Dealers, Inc. issued a Notice of Acceptance, Waiver and Consent (the "AWC") whereby H.J. Meyers was censured and ordered to pay fines and restitution to retail customers in the amount of $250,000 and approximately $1.025 million, respectively. The AWC was issued in connection with claims by the NASD that H.J. Meyers charged excessive markups and markdowns in connection with the trading of four securities originally underwritten by H.J. Meyers. The activities in question occurred between December 1990 and October 1993. H.J. Meyers has informed the Company that the fines and refunds will not have a material adverse effect on H.J. Meyers' operations and H.J. Meyers has effected remedial measures to help ensure that the subject conduct does not recur. Additionally, the Company is aware that the Chicago office of the Securities and Exchange Commission ("SEC") is conducting a private, nonpublic investigation of H.J. Meyers pursuant to a Formal Order of Investigation issued by the SEC as to whether H.J. Meyers may have violated applicable securities laws and the rules and regulations thereunder, with respect to sales of certain securities. Although any limitation on the ability of H.J. Meyers to make a market in the Company's Common Stock could adversely affect the liquidity or trading price of the Company's Common Stock, which could have a material adverse affect on the market price of the Company's Common Stock, the Company is currently unable to assess the potential impact of the SEC's investigation on H.J. Meyers' ability to make a market in the Company's Common Stock after the Offering or on trading in the Company's securities. H.J. Meyers has advised the Company that it believes it has materially complied with the above-mentioned securities laws and rules and regulations thereunder and that it has and will continue to cooperate fully with the SEC with respect to such investigation.

                                USE OF PROCEEDS

    The net proceeds to the Company from the sale of the Shares offered by the Company hereby are estimated to be $5,614,000 (or $6,553,600 if the Underwriters over-allotment option is exercised in full), based on an assumed initial public offering price of $6.00 per share and after deducting the estimated underwriting discounts and offering expenses payable by the Company. The Company intends to apply the proceeds of the Offering substantially as follows:

                        USE OF PROCEEDS                              AMOUNT      PERCENTAGE
----------------------------------------------------------------  ------------  -------------
Repayment of indebtedness.......................................  $  4,720,000          84%
General corporate purposes......................................       894,000          16%
  Total.........................................................  $  5,614,000

    The Company intends to use the net proceeds from the Offering over the next 12 months for reduction of approximately $4,144,000 (74% of net proceeds) of the Company's bank debt and repayment of approximately $576,000 (10% of net proceeds) of indebtedness to Rudy A. Slucker, the Chairman of the Board of Directors of the Company; and general corporate purposes, including for working capital and to finance potential acquisitions ($894,000, 16% of net proceeds). The Company intends to use the funds available upon the partial repayment of its line of credit for the expansion of sales and marketing activities, for the purchase of inventory and for general corporate purposes. A portion of the Company's working capital will be used to satisfy the Company's obligations under employment agreements and consulting agreements with members of management and its Board of Directors which aggregate approximately $470,000 (8% of net proceeds) over the next 12 months. In addition the Company will make interest payments of an aggregate of approximately $94,400 over the next 12 months on the Convertible Notes to Mr. Slucker and Barry Budilov, the Company's President. Any proceeds from the exercise of the Underwriters' over-allotment option will be added to working capital and may be used to finance potential acquisitions.

    The debt that is being repaid from the proceeds of this Offering is comprised of (i) $4,144,000 of principal, interest and fees to CoreStates Bank which reflects a portion of the amounts outstanding to such bank and (ii) $576,000 to Rudy A. Slucker. The CoreStates Bank debt is pursuant to a demand note that bears interest at an annual rate equal to the prime rate (8.5% at December 31, 1997). The debt to Mr. Slucker was incurred between February 4, 1997 and February 1, 1998 to assist the Company in financing its costs relating to the acquisition of substantially all of the assets of Renaissance and the integration of the business of Renaissance into the Company and for working capital. The loan from Mr. Slucker is repayable upon demand and bears interest at the rate of 8% per annum. The cash used by the Company from its loan facilities has been used by the Company to fund working capital, including, among other things, to pay salaries of management to pay for costs associated with moving the Company's facilities, and to pay interest to the Company's principal stockholders on outstanding debt. Interest on this indebtedness will continue to be paid from the Company's working capital to the extent of approximately $95,000 per year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Certain Relationships and Related Party Transactions."

    The foregoing represents the Company's best estimate of the allocation of the net proceeds of this Offering based upon the Company's currently contemplated operations, business plans, as well as current economic and industry conditions, and is subject to reapportionment among the categories listed above or to new categories in response to, among other things, changes in the Company's plans, unanticipated future revenues and expenditures, and unanticipated industry conditions. The Company's management will maintain broad discretion as to the allocation of proceeds. The amount and timing of expenditures will vary depending on a number of factors, including, without limitation, the results of operations and changing industry conditions. To the extent deemed appropriate by management, the Company may acquire fully developed products or businesses that are complementary to the Company's operations and which, in the opinion of management, facilitate the growth of the Company and enhance the market penetration or reputation of its products. To the extent that the Company identifies any such opportunities, an acquisition may involve the expenditure of significant cash or the issuance of Common Stock. Any expenditure of cash will reduce the amount of cash available for working capital or marketing and advertising activities. Although the Company has been engaged in discussions with a number of potential candidates, the Company currently has no commitments, understandings or arrangements with respect to any such acquisition. The Company's current corporate policy would not prohibit any such transactions between the Company and any business or company in which management or any affiliate or associate of any member of management have an ownership interest, but would require that the terms of any such transaction be on terms no less favorable to the Company as those that could be obtained from an independent third party.

    Pending application of the net proceeds, the Company intends to invest the net proceeds in short-term investment grade, interest-bearing securities.

                                DIVIDEND POLICY

    The Company has never declared or paid any cash dividends on its Common Stock and presently does not intend to do so in the foreseeable future. Management intends to retain all available earnings to finance and expand its business. Declaration of dividends in the future will be at the discretion of the Board of Directors and will depend on the Company's future earnings, capital requirements, financial position, contractual restrictions, and other factors deemed relevant by the Company's Board of Directors. The Company's loan agreement with CoreStates Bank contains restrictions on the payment of dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                                 CAPITALIZATION

    The following table sets forth the actual short-term debt and capitalization of the Company at December 31, 1997 and as adjusted to give effect to the sale of the Shares offered hereby at an initial public offering price of $6.00 per Share and the repayment of certain indebtedness with the proceeds therefrom. See "Use of Proceeds" and "Capitalization." This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements and notes thereto appearing elsewhere in this Prospectus.

                                                                                             DECEMBER 31, 1997
                                                                                         -------------------------
                                                                                                          AS
                                                                                           ACTUAL     ADJUSTED(1)
                                                                                         ----------  -------------

                                                                                              (IN THOUSANDS)
Short-term debt........................................................................  $   13,771   $     9,157
                                                                                         ----------  -------------
                                                                                         ----------  -------------
Long-term debt.........................................................................         370           370
Non-current notes payable--stockholders/officer(2).....................................       1,181         1,181
Stockholders' equity:
  Preferred Stock, $.01 per value; 1,000,000 shares authorized, none issued............      --           --
  Common stock, $.01 par value; 20,000,000 shares authorized; 3,500,000 shares                   35
    outstanding 4,700,000 shares issued and outstanding
    as adjusted (3)....................................................................                        47
  Additional paid-in capital...........................................................         187         5,789
  Unearned portion of compensatory stock options.......................................        (156)         (156)
  Retained earnings....................................................................         474           474
                                                                                         ----------  -------------
    Total stockholders' equity.........................................................         540         6,154
                                                                                         ----------  -------------
      Total capitalization.............................................................  $    2,091   $     7,705
                                                                                         ----------  -------------
                                                                                         ----------  -------------

------------------------

(1) Includes the repayment of $4,144,000 owed by the Company to CoreStates Bank pursuant to a revolving line of credit agreement and $576,000 of indebtedness ($106,000 of which was borrowed after December 31, 1997), to Rudy A. Slucker, the Chairman of the Board of Directors of the Company.

(2) Represents the Convertible Notes.

(3) Excludes (i) 529,333 shares of Common Stock issuable upon exercise of outstanding options; (ii) 120,000 shares of Common Stock issuable upon exercise of the Representatives' Warrants and (iii) 196,834 shares of Common Stock issuable pursuant to the Convertible Notes. See "Certain Relationships and Related Party Transactions" and "Underwriting."

                                    DILUTION

    At December 31, 1997, the net tangible book value of the Company was approximately $23,000, or $.01 per Share. "Net tangible book value per share" represents the amount of total tangible assets of the Company less total liabilities of the Company, divided by the number of shares of Common Stock then outstanding. "Dilution per share" represents the difference between the price to be paid by new investors and the net tangible book value per share of Common Stock outstanding after the Offering. After giving effect to the receipt of the net proceeds from the sale by the Company of the Shares offered hereby at an initial public offering price of $6.00 per share, the net tangible book value of the Company at December 31, 1997 would have been approximately $6,074,000, or $1.29 per Share. This represents an immediate increase in net tangible book value of $1.28 per share to existing stockholders and an immediate dilution of $4.71 per share of Common Stock to new stockholders purchasing Shares offered hereby at an assumed initial offering price of $6.00 per Share, as illustrated in the following table:

Initial public offering price.................................             $    6.00
  Net tangible book value per share at December 31, 1997......  $     .01
  Increase per share attributable to sale of Shares in the
    Offering..................................................  $    1.28
                                                                ---------
Net tangible book value per share after the Offering..........             $    1.29
                                                                           ---------
Dilution to new investors this Offering.......................             $    4.71
                                                                           ---------
                                                                           ---------

    The following table summarizes on a pro forma basis as of December 31, 1997 the number of shares of Common Stock purchased from the Company, the total consideration paid to the Company and the average price per share paid by the existing stockholders and by new investors purchasing Shares in the Offering at an initial offering price of $6.00 per Share (before deducting the estimated underwriting discount and offering expenses payable by the Company).

                                                           SHARES PURCHASED       TOTAL CONSIDERATION       AVERAGE
                                                         ---------------------  ------------------------     PRICE
                                                           NUMBER     PERCENT      AMOUNT       PERCENT    PER SHARE
                                                         ----------  ---------  -------------  ---------  -----------
Existing Stockholders..................................   3,500,000      74.47% $       1,000        .01%  $    .0003
New Investors..........................................   1,200,000      25.53%     7,200,000      99.99%  $   6.00
                                                         ----------  ---------  -------------  ---------
Total..................................................   4,700,000     100.00% $   7,201,000     100.00%
                                                         ----------  ---------  -------------  ---------
                                                         ----------  ---------  -------------  ---------

    The above discussion and tables assume no exercise of any outstanding stock options. See "Capitalization" and "Underwriting."

    If the over-allotment option is exercised in full, the net tangible book value per share after the Offering would be approximately $1.44 per share, resulting in dilution to new investors of $4.56 per share. See "Capitalization" and "Underwriting".

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    OVERVIEW. The Company designs, markets, sources and distributes high quality prescription eyeglass frames and non-prescription sunglasses to department and specialty stores, optical chains and eyewear boutiques throughout the United States and the world. On May 3, 1995 (inception), the Company was organized and on May 10, 1995, the Company acquired substantially all of the assets and assumed certain of the liabilities of Chanuk. Chanuk was engaged in substantially the same business as the Company and a majority stockholder of Chanuk is the mother-in-law of the President of the Company. The Company has expanded through the acquisition of other companies in related and complementary businesses and through the increase of its sales base. On June 26, 1996 the Company acquired substantially all of the assets and assumed certain of the liabilities of Windsor and on February 26, 1997, the Company acquired from a bank substantially all of the assets of Renaissance. The bank had foreclosed on Renaissance upon default of its loan agreement. In connection with the acquisition, the Company paid the bank $3,446,000. The Company also entered into a consulting agreement with the former owner of Renaissance which provided for annual aggregate payments of $200,000 per year for five years. In addition, under a consulting agreement, the Company granted the former owner of Renaissance options to purchase 180,833 shares of Common Stock of the Company for $3.00 per share. Following the acquisition, the Company paid an aggregate of approximately $400,000 to various creditors of Renaissance deemed to be necessary to preserve the value of the acquired assets.

    The results of operations for the Company for the period from inception to March 31, 1996 ("Fiscal 1996") gives effect to the operations of the Company independent of Windsor and Renaissance. The operations of the Company for the year ended March 31, 1997 include the results of operations of the Company during such period, including nine months of operations attributable to the operations of Windsor as well as approximately one month of operations of Renaissance. The pro forma condensed statement of operations for the year ended March 31, 1997 gives effect to the operations for each of the Company, Renaissance and Windsor as if the acquisitions of substantially all of the assets of Renaissance and Windsor had occurred on April 1, 1996. The operations of Renaissance give effect to its conduct as a stand-alone business and do not reflect the anticipated efficiencies of scale or other cost reduction measures being implemented by the Company. However, no assurance can be given that any such efficiencies will be achieved. The discussion of the liquidity and capital resources of the Company at March 31, 1997, includes information with respect to the Company that gives effect to both the acquisition of Renaissance and Windsor since the respective acquisitions occurred prior to such date.

    The Company has, from time to time, experienced cash flow shortfalls and has been required to borrow substantial amounts from banks. The Company had total liabilities of approximately $23.0 million at December 31, 1997, approximately $20.6 million of which are current which amounts have increased to date. Of such debt, approximately $13.1 million is payable to CoreStates Bank (the "Bank") pursuant to the Company's revolving line of credit. During the year ended March 31, 1997, and the nine months ended December 31, 1997, the Company incurred $738,000 and $972,000, respectively, in net interest expenses. The revolving line of credit is secured by substantially all of the assets of the Company. The credit facility is represented by demand notes payable to the Bank under which the Bank may demand repayment at any time. The Company intends to reduce outstanding borrowings from the Bank by approximately $4.1 million from the proceeds of this Offering. The Company anticipates that even after the proposed repayment of a portion of the Company's indebtedness from the proceeds of this Offering, the Company's outstanding indebtedness and ongoing interest expense will continue to be significant. In addition, if the Bank were to demand repayment of the entire outstanding borrowings under the facility, the Company would be required to identify alternative financing to satisfy its repayment obligation and to continue its operations. There can be no assurance that any such alternative funding sources will be available on a commercially reasonable basis if at all. If it is unsuccessful in so identifying such financing the Company may be required to cease operations. The loan agreement with the Bank also contains provisions which restrict certain activities of the Company, including the declaration of dividends and also provides for various other restrictive covenants, including the continuing participation of Rudy A. Slucker, the Chairman of the Board of Directors and Barry Budilov, the President and Chief Executive Officer, in their current management positions.

    YEAR ENDED MARCH 31, 1997 ("FISCAL 1997") COMPARED TO FISCAL 1996. Net sales for Fiscal 1997 were approximately $16.5 million as compared to approximately $11.0 million for Fiscal 1996. The increase in sales was attributable to the addition of the product lines and sales resulting from the acquisition of Windsor in June 1996 as well as to increases in sales of existing product lines of the Company. In addition, Fiscal 1996 reflects approximately one less month of operations than Fiscal 1997.

    Cost of sales for Fiscal 1997 were approximately $8.6 million (approximately 52% of net sales) as compared to approximately $6.8 million for Fiscal 1996 (approximately 62% of net sales) for Fiscal 1996. Cost of sales includes the purchase price for eyeglass frames, in addition to the costs of the Company of importing such frames. Cost of sales decreased from 1997 to 1996 as a percentage of net sales because the Company was able to identify lower cost sources of manufacturing as its sales volume increased and established efficiencies of scale in connection with the distribution and maintenance of its inventories.

    Selling, general and administrative expenses, consisting of advertising, marketing, accounting and salaries of officers, increased from approximately $4.3 million (approximately 39% of net sales) for Fiscal 1996 to approximately $6.1 million (approximately 37% of net sales) for Fiscal 1997. Selling, general and administrative expenses increased in aggregate dollar amounts reflecting increased sales and marketing costs and increased administrative costs relating to the acquisition of substantially all of the assets of Windsor and Renaissance and the increase in accounting and overhead expense relating to the introduction of new product lines.

    Income from operations increased from a loss of approximately $79,000 (approximately .7% of net sales) for Fiscal 1996 to income of approximately $1.8 million (approximately 10.7% of net sales) during Fiscal 1997, reflecting the increased sales by the Company from its pre-existing base of customers as well as the addition of the Windsor operations and a decrease in cost of sales.

    Interest expense increased from approximately $474,000 for Fiscal 1996 to approximately $742,000 during Fiscal 1997, reflecting the increased borrowing by the Company both to finance the acquisition of Windsor, to finance the growth of the Company's operations and to finance the increase in the Company's inventory necessary to allow the Company to provide improved delivery capabilities for its increase in customer base.

    NINE MONTHS ENDED DECEMBER 31, 1997 ("1997 NINE MONTHS") COMPARED TO NINE MONTHS ENDED DECEMBER 31, 1996 ("1996 NINE MONTHS"). Net sales for the 1997 Nine Months were approximately $17.5 million as compared to approximately $11.7 million for the 1996 Nine Months. The increase in sales was attributable to the addition of the product lines and sales resulting from the acquisition of Windsor in June 1996 and Renaissance in February 1997, as well as to increases in sales of existing product lines of the Company.

    Cost of sales for the 1997 Nine Months were approximately $7.9 million (approximately 45% of net sales) as compared to approximately $6.1 million for the 1996 Nine Months (approximately 52% of net sales). Cost of sales includes the purchase price for eyeglass frames, in addition to the costs to the Company of importing such frames. Cost of sales decreased in 1997 compared to 1996 as a percentage of net sales because the Company was able to identify lower cost sources of manufacturing as its sales volume increased. The Company believes that the gross profit percentage achieved during the 1997 Nine Months is indicative of what it expects to achieve for the full fiscal year.

    Selling, general and administrative expenses, consisting principally of advertising, marketing, accounting and salaries of officers, increased from approximately $4.5 million (approximately 39% of net sales) for the 1996 Nine Months to approximately $7.9 million (approximately 45% of net sales) for the 1997 Nine

Months. Selling, general and administrative expenses increased as a result of increased sales and marketing costs and increased administrative costs relating to the acquisition of substantially all of the assets of Windsor and Renaissance and the increase in accounting and overhead expense relating to the introduction of new product lines. Selling, general and administrative expenses during the 1997 Nine Months includes approximately $766,000 relating to redundant costs of operating Renaissance in a separate facility through July 1997, consisting primarily of duplicate overhead and personnel expenses incurred prior to the consolidation of the Company's operations into one location as well as actual costs related to the relocation. The Company expects that, in future quarters, with the addition of Renaissance, its selling, general and administrative expenses will decline as a percentage of net sales as it achieves increased efficiencies of scale.

    Income from operations increased from approximately $1.1 million (approximately 9% of net sales) for the 1996 Nine Months to approximately $1.7 million (approximately 10% of net sales) during the 1997 Nine Months, reflecting the increased sales by the Company from its pre-existing base of customers as well as the addition of the Windsor and Renaissance operations and a decrease in cost of sales partially offset by an increase in overhead costs.

    Interest expense increased from approximately $442,000 for the 1996 Nine Months to approximately $972,000 during the 1997 Nine Months, reflecting the increased borrowing by the Company both to finance the acquisition of Windsor and Renaissance, to finance the growth of the Company's operations and to finance the increase in the Company's inventory necessary to allow the Company to provide improved delivery capabilities for its increase in customer base.

    LIQUIDITY AND CAPITAL RESOURCES. At December 31, 1997, the Company had working capital of approximately $1.6 million. The Company's total current assets at December 31, 1997 of approximately $22.2 million includes accounts receivable of approximately $9.7 million and inventories of approximately $11.7 million. The Company's accounts receivable reflects an allowance for doubtful accounts of approximately $1.9 million. The Company's inventories consist principally of eyeglass frames and sunglasses held at its warehouse for distribution. The market for eyewear and accessories is subject to the risk of changing consumer trends. In order to be able to promptly fill orders from distributors, the Company maintains a significant level of inventory. In the event that a significant number of particular models or accessories does not achieve widespread consumer acceptance, the Company may be required to take significant price markdowns, which could have a material adverse effect on the business, results of operations and financial condition of the Company. However, the Company believes that current reserves adequately reflect the Company's exposure for reduction in the value of its inventory and does not anticipate any material write-downs of inventory in the near future.

    The Company's current liabilities as of December 31, 1997 include approximately $13.1 million relating to its revolving line of credit with CoreStates Bank. The Company has used its line of credit to fund its continuing operations, to fund its increased inventory and to fund the acquisitions of Windsor and Renaissance. The revolving line of credit expires annually on June 1st and is automatically renewed for one year periods and provides for a maximum borrowing amount of $13 million. Indebtedness under the line accrues interest at the prime rate (8.5% at December 31, 1997) and, is collateralized by substantially all of the assets of the Company. Rudy A. Slucker, the Chairman of the Board of Directors of the Company, and Barry Budilov, the President of the Company, have each provided personal guarantees for the line of credit for up to $1.1 million of such debt. In addition, Messrs. Slucker and Budilov have agreed to increase their present guarantees by $375,000 each if the Company fails to complete this public offering by February 20, 1998. Accordingly, upon the completion of this Offering, the personal obligations of Messrs. Slucker and Budilov will be reduced further. The Company intends to repay approximately $4.1 million of this debt from the proceeds of this Offering, including a transaction fee of $100,000 which relates to the acquisition of Renaissance, which is payable to CoreStates Bank upon the closing of this Offering. The revolving line of credit restricts the payment of dividends to stockholders and provides for various restrictive covenants, including the continuing participation of Rudy A. Slucker and Barry Budilov in their current management positions. The Company has also borrowed an aggregate of $576,000 from Mr. Slucker from February 4, 1997 through February 1, 1998 to assist the Company in financing its costs relating to the acquisition of substantially all of the assets of Renaissance and the integration of the business of Renaissance into that of the Company and for working Capital. The loan is payable on demand with interest at the rate of 8% per annum. The Company will repay the debt upon the closing of the Offering.

    At December 31, 1997, the Company's current liabilities also include approximately $4.4 million of accounts payable and $1.6 million accrued expenses, payable in the ordinary course of its business. The Company's long-term debt includes approximately $242,000 (which does not include current portion of $101,000) of indebtedness in connection with the acquisition of Windsor. The Company's non-current liabilities include approximately $761,000 of net deferred credit, representing the excess value of net assets of Renaissance acquired over cost. This amount is being amortized over a period of five years from the date of acquisition.

    The Company's indebtedness includes approximately $1.18 million, payable to Mr. Slucker and Mr. Budilov under the 8% Convertible Notes. The Convertible Notes are repayable subject to restrictions contained in the Company's loan agreement with CoreStates Bank on March 31, 2000. Interest shall accrue and be payable quarterly at the rate of 8% per annum. If the Company has earnings equal to or in excess of $.60 per share for the year ending March 31, 1999, the Convertible Notes may be prepaid at the option of the holder commencing on March 31, 1999. The Convertible Notes may be converted at any time into shares of Common Stock at a rate equal to the initial public offering price per share.

    Sales of eyewear under license agreements represented approximately 35% and 30% of the pro forma sales of the Company and Renaissance for fiscal 1996 and 1997, respectively. The Company's license agreements generally require the Company to satisfy minimum purchase requirements or to make annual royalty payments and advertising expenditures and maintain quality control and retail distribution commensurate with the licensor's image. Accordingly, certain licensors are entitled to receive payment from the Company whether or not specified minimum levels of annual sales for licensed products are met. For the year ending March 31, 1998 and 1999, the annual aggregate commission obligations of the Company under current license agreements will be no less than approximately $1,000,000 and $700,000, respectively, even if the Company were to generate no sales under the agreements.

    As of December 31, 1997, the Company's obligations under employment agreements and consulting agreements with members of management and its Board of Directors aggregate approximately $470,000 over the next 12 months. In addition, payments under notes, non-competition and other agreements relating to the acquisition of substantially all of the assets of Chanuk, Windsor and Renaissance, will aggregate approximately an additional $375,000 for the years ending March 31, 1998 and March 31, 1999.

    The Company currently leases office, warehouse and showroom facilities and equipment under operating leases, which expire at various times through the year 2002. Future minimum lease payments under non-cancelable leases at December 31, 1997 aggregate approximately $2.0 million through the year 2002.

    The Company leased its prior principal offices in Philadelphia, Pennsylvania under a lease that expires in the year 2000. Monthly rental payments under such lease are approximately $11,000. The Company has since moved to an alternative location in Pennsylvania for its management, inventory and distribution operations for which it pays a base annual rent of approximately $300,000 per year. The Company does not intend to use its Philadelphia facility and is negotiating to sublet the facility. If the Company sublets the facility for less than the full rental amount, if at all, the Company will be required to recognize a charge to the extent of any shortfall.

    In connection with the acquisitions of substantially all of the assets of Renaissance in 1997, the Company satisfied certain obligations of that business to particular creditors, the cooperation of which was deemed to be necessary to continue conducting business. In connection with the acquisition of substantially all of the assets of Renaissance, no liabilities of Renaissance were contractually assumed by the Company. The Company has been provided with estimates indicating that the net liabilities of Renaissance exceeded $3.0 million at the time the Company acquired the assets. A number of creditors of Renaissance have instituted collection actions in court against Renaissance for amounts due to them from Rennaissance. The Company is not a party to any material actions relating to these matters, and has no knowledge of the amounts involved in such proceedings. To the extent that any creditors of Renaissance seek recourse against the Company as the purchaser of substantially all of the assets of Renaissance, the Company may incur substantial expenses in connection with defending any such actions. Furthermore, to the extent that creditors are successful in asserting any claims against the Company as a successor to Renaissance or challenge the acquisition from the secured creditor, the Company could be responsible for substantial liabilities and its financial position could be adversely affected.

    PRO FORMA RESULTS OF OPERATIONS FOR THE COMPANY AND RENAISSANCE. The pro forma unaudited condensed statement of operations for the Company reflects the acquisitions of Windsor and Renaissance as if such transactions had occurred on April 1, 1996. Pro forma net sales were approximately $29.1 million for Fiscal 1997, reflecting net sales for the Company of approximately $16.5 million, net sales for Renaissance for the eleven months ended February 28, 1997 of approximately $11.7 million and net sales for Windsor for the three months ended June 30, 1996 (being the period during which Windsor's sales were not included in those of the Company) of approximately $1.0 million. Cost of sales for Renaissance for the eleven months ended February 28, 1997 were approximately $6.1 million (approximately 52% of net sales), resulting in a gross profit of approximately $5.6 million (approximately 48% of net sales). However, selling, general and administrative expenses for Renaissance were approximately $6.5 million for the eleven months (approximately 56% of net sales), resulting in a loss from operations for Renaissance of approximately $900,000. On a pro forma basis, $332,000 of expenses for the Company are eliminated to reflect the acquisition of Windsor and Renaissance as if they had taken place on April 1, 1996. Income from operations on a pro forma basis are approximately $1,311,000, resulting in a pro forma income before taxes of approximately $205,000.

    SEASONALITY. The Company believes that its business is subject to seasonal trends, resulting in lower sales of prescription eyewear during its third quarter (the three months ended December 31) and higher sales of sunglass products during the spring. Accordingly, sales and results of operations may fluctuate from month to month throughout the year and quarterly results may not always be indicative of the entire year.

    INFLATION. Management believes that there has been no significant impact on the Company's operations as a result of inflation.

                                    BUSINESS

OVERVIEW

    The Company designs, sources, markets and distributes high quality prescription eyeglass frames and non-prescription sunglasses to department and specialty stores, optical chains and eyewear boutiques throughout the United States and the world. The Company also provides integrated marketing, merchandising materials and consulting support to its distributors and sales force in the sale of the Company's eyewear products. The Company distributes its eyewear products to a broad and substantial customer base including Wal-Mart, K-Mart, National Vision Associates and U.S. Vision as well as many regional chain stores and local outlets. The Company has established relationships with various fashion designers, fashion celebrities and marketing organizations including Kathy Ireland, Halston and the John Lennon Estate, and highly recognizable consumer products brands such as Playskool, Nintendo and international jewelry designer Kenneth Jay Lane. The Company intends to continue to identify and license trade names and trademarks from various high profile brand sources in an effort to target and capture additional segments of the eyewear markets. As used in this Prospectus, the term "sources" means that the Company retains third parties to manufacture products to the Company's specifications.

    The Company utilizes a diverse team of experienced fashion eyewear designers to work with fashion houses, celebrities, manufacturers and experienced members of the optical industry to design eyewear styles that convey fashion, elegance and sophistication. The Company's eyeglass frames and sunglasses are manufactured at a variety of independent factories throughout the world. The Company distributes products through independent sales representatives situated in the United States and internationally and intends to increase the size of its dedicated sales force, expand its sales and marketing capabilities and develop additional alliances with fashion designers and licensors. The Company was incorporated in Delaware in May 1995 as Diplomat Ambassador Inc. when it acquired the business of Chanuk, a Pennsylvania corporation. On July 10, 1997, the Company changed its name to Ambassador Eyewear Group, Inc.

INDUSTRY BACKGROUND

    In 1996 approximately 60% of the nation's population, used some form of corrective eyewear. Retail sales of eyewear products totaled $14.6 billion in 1996. According to a recent study, this represents a 6% increase over $13.8 billion that was spent in 1995, when actual sales increased by 7% over 1994. The market for corrective eyewear has grown steadily over the past five years and the demographic trends of an aging population are expected to generate increased demand for corrective eyewear and optical services in the immediate future.

    Industry sources attribute growing retail sales of eyewear to the industry's success in generating consumer interest in fashion eyewear. It has been reported that American consumers are showing a distinct preference for high fashion and high performance in eyewear frame styles. Frames accounted for $5.5 billion in retail sales in 1996, up 7% over $5.1 billion in 1995. The average retail price for frames also increased by about two dollars to nearly $59 in 1996. This accounted for about 39% of an average sale of $150 for a complete set of eyewear. It is reported that designers and brand names are leading the growth in sales of eyewear. It has been estimated that 41% of all frame sales in 1996 were designer/branded/licensed products, an increase of 1% from 1995. In addition, premium materials are also being embraced by consumers, including light weight stainless steel and titanium eyeglass frames. Metal frames are estimated to account for 61% of all frames sold in 1996. It is estimated that in 1986, plastic frames accounted for over two-thirds of all frames sold.

    The Company believes that since the mid-1980s the sunglass market has experienced significant growth, driven primarily by the expansion of the premium-priced sunglass market segment. According to a 1996 sunwear survey in the United States, retail sales of sun related eyewear grew to $2.95 billion in 1996, up 8% over 1995. The premium priced sunglass segment accounts for approximately 53% of such sales.

STRATEGY

    The Company's business strategy for growth focuses on maintaining and expanding its competitive position in the markets it currently serves and establishing competitive market positions in other geographic areas, primarily within the United States and, to a lesser extent, globally. The principal elements of the Company's strategy include:

    - TARGET MID-RANGE PRICE CONSUMERS. The Company has specifically targeted and developed the market segment for high-quality designer eyewear sold at retail price points below those of "designer" eyewear of comparable quality. The Company identified in the early 1990's the potential that mass market discount stores such as Wal-Mart and K-Mart had for marketing eyewear and established its important supply relationships when such retailers were only first entering the eyewear market. The Company distributes eyewear and related products that are comparable in fashion and quality to any product in the market and yet generally lower in cost.

    - TARGET ADDITIONAL DISTRIBUTORS, COORDINATE AND MANAGE DISTRIBUTION. The Company is pursuing additional relationships with distributors throughout the world and globally. The Company believes that by continually establishing such relationships, it will be able to increase its share of the eyewear market in the United States as well as abroad. Currently, the Company distributes its products through a coordinated network of Company employed and independent sales representatives. The Company maintains strict control over its sales network by employing a substantial percentage of its sales representatives on a full-time basis, and by monitoring pricing policy and participating in advertising and promotional activities.

    - PURSUE ACQUISITIONS TO INCREASE PENETRATION IN EXISTING AND NEW
      MARKETS. The Company seeks to increase its penetration in new and existing markets by acquiring businesses and product lines that are complementary to that of the Company. The Company expects to pursue selective acquisitions of customer bases or businesses, companies that complement the Company's current operations or expand its services or network capabilities. The Company believes that such acquisitions, investments and strategic alliances are an important means of increasing sales volume. Through the acquisition of substantially all of the assets of Windsor in 1996, the Company acquired eight new lines of eyewear including licenses for Kenneth Jay Lane and John Lennon. Through the acquisition of substantially all of the assets of Renaissance, the Company significantly enhanced its sunglass product lines as well as its channels of distributions for sunglass products. In addition, following the acquisition, the Company negotiated licenses to use additional trade names, including Oscar de la Renta and Nintendo. Renaissance had sales of approximately $14 million for the year ended October 31, 1996 and distributed five different lines of eyeglass frames and sunglasses. The Company intends to continue to expand its sales of sunglasses by increasing its sales and efforts and identifying and acquiring additional sunwear product lines.

PRODUCTS

    The Company offers hundreds of models of prescription eyeglass frames and sunglasses in a wide range of styles under the Kathy Ireland, Halston, Playskool, Menrad, Atrio, John Lennon, Kenneth Jay Lane, Harve Bernard, Sarah Coventry, Nintendo, Georgio de Marco trademarks and trade names, among others, and under the Company's proprietary Phoenix, Da Vinci, Tarelli, Details, Landolfi trademarks and/ or trade names. The Company has not applied for trademark protection of its product lines. The Company's prescription eyeglass frames and sunglasses, which are characterized by high quality and design and are often intricately detailed, are affordable, and are priced less than "designer" eyewear of comparable quality sold by other manufacturers. The Company's products generally are sold at retail price points between $80 and $150, while the Company believes that eyewear of comparable quality sold by other distributors is generally sold at retail price points between $130 and $300. The following describes certain of the Company's licensing and distribution arrangements:

    KATHY IRELAND. The Company, in association with Kathy Ireland, has designed a line of eyeglass frames and sunglasses for men and women. Kathy Ireland, actress, model, and executive in the combined industries of fitness and fashion, continues to run her businesses with the same integrity and success that first launched her Signature collections. She directs every aspect of her products including design, self testing and production. The styles, sold exclusively by the Company, are designed to be stylish, contemporary and casual. The eyeglasses are designed using a variety of materials, including the latest metal alloys and plastic colorations. All are available in either ophthalmic or sun styles. Shapes include cat-eye, rectangles, ovals and "preppie-designs." The Company has entered into a four year exclusive (sunglasses, eyeglasses, readers and ophthalmic frames and accessories) and non-exclusive agreement with Kathy Ireland, Inc. under which the Company has been granted a worldwide license to use certain licensed products (the "Ireland Agreement"). In addition, Ms. Ireland has agreed to endorse the Company's line of eyeglasses and provide limited marketing assistance including attending various marketing events. The Ireland Agreement expires on January 30, 2000. The Ireland Agreement provides for guaranteed minimum royalties to Kathy Ireland for the term of the Ireland Agreement. The Company is required to pay a royalty fee based on net sales.

    HALSTON. Halston is a world renowned designer of sophisticated and elegant fashion. Halston eyewear is designed for men and women and is intended to serve the moderate to upper price market. Each frame is airbrushed with a lacquer to provide a stylish long-lasting finish. The Company entered into a Supply Agreement (the "Halston Agreement") with Styl-Rite Optical Mfg. Co. ("Styl-Rite") under which the Company has been granted a right to purchase from Styl-Rite certain ophthalmic frames bearing the Halston trademark for resale to retail outlets and specialty shops. The Halston Agreement expires on December 31, 1998. The Company has an option to renew the agreement for an additional three year period provided that it meets certain minimum purchase requirements and that Styl-Rite renews its license agreement with Halston Investments, Ltd., the successor-in-interest by assignment from Halston Trademarks, Inc., owner of the "Halston" trademark.

    PLAYSKOOL. The Company has developed a children's line of eyewear that is marketed under the Playskool brand name. Playskool is one of the most recognized names in children's products and produces the largest number of frames in the industry exclusively for children. The Playskool styles are designed in consultation with pediatric specialists to insure proper fit for a child's face and comfort for a child's unique requirements. The frames are designed with bright colors and light designs, include spring hinges and silicon nosepads to maintain fit and which contain hypo-allergenic coatings. Frames carry an unconditional guarantee. The Company has entered into a non-exclusive license agreement with Playskool under which the Company has been granted a license to use certain licensed products in the United States (the "Playskool Agreement"). The Playskool Agreement expires on December 31, 1998 pursuant to the second renewal term. Additional renewal of the Playskool agreement is at the discretion of the licensor and no assurance can be given that the agreement will be renewed. The Playskool Agreement provides for guaranteed minimum royalties to the licensor for the term of the Playskool Agreement. The Company is required to pay a royalty fee based on net sales.

    NINTENDO. The Nintendo Eyewear collection is intended to be a functional children to teen line of eyeglass frames and to be fashionable with quality features such as dual action spring hinges and double lacquer coatings to add strength and durability. Nintendo is one of the largest video game companies in the world and its products are in millions of households in the United States. The Nintendo Eyewear collection is targeted to the six to fourteen year old age group, mirroring Nintendo's most heavily penetrated video game market. The Company entered into a merchandise license agreement with Nintendo of America, Inc. under which the Company has been granted a non-exclusive license to manufacture and sell prescription eyewear, sunglasses and non-prescription sunglasses in the United States, Canada, Mexico, Panama, and Guatemala (the "Nintendo Agreement"). The Nintendo Agreement expires on December 31, 2000. The Company has an option to renew the Nintendo Agreement for one additional three year term. The

Nintendo Agreement provides for guaranteed minimum royalties to the licensor for the term of the agreement. The Company is also required to pay a royalty fee based on net sales.

    THE MENRAD GRUPPE. The Company's high end lines of eyewear, including its Menrad, Atrio and Jaguar line are manufactured by the Menrad Gruppe, a 100 year-old German manufacturer of high-quality precision metal eyeglass frames. The Menrad line of eyeglasses are intended to exhibit superb anatomical fit, comfort, optical precision and durability. Menrad frames are made with rare and fine precious metals. The base metal in many of their frames are nickel-free and every frame is coated with a plastic film that insures complete protection from metal induced allergies, while providing the added benefit of scratch and corrosion resistance. The Menrad eyewear, which includes sunglasses, is marketed under the Atrio and Menrad names. The Company distributes these products on a non-exclusive basis. The Company is subject to certain minimum purchase requirements. The Company is not required to pay a royalty in connection with its use of the trademarks.

    JOHN LENNON. John Lennon's round, wire framed glasses became an unmistakable part of his image and a symbol for his time. John Lennon frames vary from high-end to moderate-priced and include designs for men and women. The Company is negotiating to renew its distribution agreement with Eagle Eyewear, Inc. in order to be the exclusive distributor of adult optical frames and adult sunglasses for Eagle Eyewear, Inc. in the United States and Canada. If the distribution agreement is renewed, the Company would order and purchase John Lennon products solely from Eagle Eyewear, Inc. Further, Eagle Eyewear, Inc. would retain final approval of the use of John Lennon's name or likeness by the Company. The Company would be subject to certain minimum purchase requirements. The Company is required to pay a royalty fee on a weekly basis. The Company distributes John Lennon frames on a non-exclusive basis.

    KENNETH JAY LANE. Kenneth Jay Lane is a world-famous designer of costume jewelry. The Company's Kenneth Jay Lane collection was designed to emulate his elegant, luxurious designs. The collection features unique metal trims, temples, bridges and colors with colored stones and pearls integrated into the frame designs to achieve a high-fashion appearance. The sunwear collection includes frames adorned with colored stones and gold and silver points intended to emulate Kenneth Jay Lane's jewelry designs. The license to Kenneth Jay Lane was acquired at the time of the Windsor acquisition under a license agreement between Windsor and Kenneth Jay Lane (the "Lane Agreement") The license provides the Company with an exclusive right to use the Kenneth Jay Lane name in the United States, Canada, Puerto Rico, the Caribbean Islands, Central America and Mexico. The Lane Agreement was renewed in September 1997. The Lane Agreement provided for guaranteed minimum royalties to the licensor and for the payment by the Company of a royalty fee based on net sales. In addition, the Company was required to spend a certain percentage of net sales for advertising and promotional purposes.

    HARVE BENARD LTD. Harve Benard is an upscale women's clothing designer that has had a significant name brand recognition for many years. The Harve Benard eyewear collection is designed to be sophisticated yet practical, designed in a glamorous, wearable, daytime look. The frame styles feature exceptional fashion in a finely crafted product. The license to Harve Benard was acquired at the time of the Chanuk acquisition under a license agreement between Chanuk and Harve Benard Ltd. The license gives the Company an exclusive right to use the Harve Benard mark in connection with the manufacture, distribution and sale of men's and women's sunglasses and ophthalmic spectacle frames in the United States and Canada. The Agreement expires on December 31, 1998. The Company has an option to renew this agreement after the expiration date. The Agreement provides for guaranteed minimum royalties to the licensor for the term of the Agreement. The Company is required to pay a royalty fee based on net sales.

    SARAH COVENTRY. The Company believes that the Sarah Coventry label represents classic feminine styling with mass appeal. Sarah Coventry products appear in national advertising in consumer magazines such as Redbook and Glamour. Targeted to the value conscious customer, the Sarah Coventry eyewear collection is intended to offer a quality image at an excellent value. The Company has entered into two separate exclusive license agreements with Lifestyle Brands, Ltd., owner of the Sarah Coventry trade name, under which the Company has been granted a license to manufacture and sell sunglasses, sunglass cases, accessories, ophthalmic frames, and cases under the Sarah Coventry trade name (the "Lifestyle Agreements"). The Lifestyle Agreements expire on June 30, 1998. With respect to the license related to sunglasses, sunglass cases and related accessories, the Lifestyle Agreements shall renew automatically for an additional three year term if the Company achieves certain minimum net sales. The Lifestyle Agreements also provide for guaranteed minimum royalties to the licensor for the term of the Lifestyle Agreements. The Company is required to pay a royalty fee based on net sales.

    FLEX SPECS. Flex Specs are flexible eyeglass frames with a mechanism at the temple hinge that maintains constraint and strong pressure on the eyeglass frame. In addition, the Flex-Specs frame has no screws at the hinge. The Company has licensed exclusively the right to distribute Flex-Specs eyeglass frames in the United States.

    OTHER BRANDS. The Company has also entered into license agreements with other brand names that provide for the payment of guaranteed minimum royalties to licensors and additional royalty fees. Additionally, the Company has arranged for the manufacture of a variety of proprietary brands, including agreements with Tarelli Eyewear and Landolfi, Phoenix and DaVinci, intended to provide European styling at moderate prices to its consumers. The Company has not applied for trademark protection for these brands.

MARKETING AND ADVERTISING

    The Company markets its eyewear products primarily to independent retailers, mass merchandisers, chain stores, department stores and international distributors. The Company's sales efforts include the direct channels of a dedicated sales force and telephone sales. The Company advertises primarily through print trade journals and the distribution of catalogs. The Company intends to expand its print advertising to include consumer oriented media. In addition, through promotions, the Company assists the retailers in enhanced distribution of the Company's products to consumers. Promotional incentives to sell-through the Company's eyewear plus cooperative advertising to the retailers clientele will generate additional distribution for the Company.

    CHAIN STORES, DEPARTMENT STORES AND MASS MERCHANDISERS. Chain stores and superstores have begun to be a factor in the market share of eyewear. In 1995, chain stores and superstores comprised 18% of the retail market or $2.5 billion. Further, according to Jobson Optical Group Data Base, in 1995, the top 100 chain stores held over 29% of the retail market. A substantial majority of the Company's sales during fiscal 1996 included sales to customers in this category.

    INDEPENDENT RETAILERS. Independent optical shops and eyecare professionals, including franchises; comprised over 60% of the retail eyewear market during 1996. The Company employs direct sales efforts to identify and market to independent retailers this market through a dual sales force, promoting distinct product lines. Although this constitutes a large part of the eyeglass market, this category accounts for a lesser part of the Company's sales during fiscal 1996 included sales to customers in this category.

    INTERNATIONAL DISTRIBUTORS. The Company believes that substantial sales opportunities may be exploited outside of the United States. Although the Company has limited sales abroad it intends to expand its international business to markets outside the United States. Sales during fiscal 1996 to customers in this category were not material, although the Company has identified foreign sales as a source of possible expansion.

    The Company's sales to its five largest customers represented over 62% of its sales in fiscal 1996 and 51% in fiscal 1997 (30% on a pro forma basis giving effect to the acquisitions of the assets of Windsor and Renaissance) and approximately 48% for the nine months ended December 31, 1997. Sales to the Company's top customer, Wal-Mart accounted for approximately 51%, of the Company's sales in fiscal 1996, and approximately 35%, of its sales in fiscal 1997 (20% on a pro forma basis giving effect to the acquisitions of the assets of Windsor and Renaissance) and approximately 37% for the nine months ended December 31, 1997. The Company anticipates that sales to its top five customers will continue to account for a significant percentage of its sales. The Company has no long term commitments or contracts with any of its customers. The loss or decreased sales from one or more of these customers and in particular, Wal-Mart, would have a material adverse effect on the Company's financial condition. The inability of any of the Company's significant customers to satisfy any of their bills at any time or on a timely basis for any reason could have a material adverse effect on the financial condition of the Company.

    The Company makes use of a dedicated and independent sales force of an aggregate of approximately 30 sales representatives. This direct sales force targets small, medium, and large-sized retailers from high-end boutiques to discount frame outlets. The sales force is equipped to provide sales training, support, and management consulting to the retailer. In addition, sales representatives are equipped to assist with retail window displays, designer boutique creating, and eyewear promotions.

    National trade shows and international conventions have become the sounding boards for the global eyewear industry. New products are launched and designers showcase their creations and themselves during these events. The Company plans to exhibit its products to an increasing number of distributors, retailers, and consumers worldwide. The four most popular shows occur annually and include Silmo in Paris, Mido in Milan, the Vision Expo in New York and the Vision Expo in California.

    The Company develops point of purchase materials that feature the Company's products and brands which are provided to individual retail accounts. Original display materials are periodically constructed to help design boutique atmospheres within the retail accounts and properly display the Company's products in the account's showroom and window display. Some of these products include actual record albums to display the John Lennon Collection, Playskool figurines and toys to complement the children's line, designer scarves, hats and accessories to cross-merchandise designer eyewear. The Company believes that advertising a designer's eyewear adjacent to other products also created by the designer is a valuable method for creating name recognition and demand for the Company's product.

SOURCES OF SUPPLY

    The Company arranges for the production of its products primarily with foreign suppliers on a purchase order basis on standard commercial terms, secured in each case by the Company's general credit. At the present time, the Company secures its supplies in three ways. First, the Company enters into arrangements with certain suppliers whereby the Company provides such suppliers with, among other things, specifications, materials and designs pursuant to which certain products requested by the Company are made. Second, the Company enters into arrangements with certain suppliers whereby such specifications and designs are provided to the Company who then has the option of having products made pursuant to such specifications and designs. Finally, the Company enters into arrangements whereby certain finished products are presented to the Company and the Company then chooses from the selections presented. These arrangements have worked well for the Company and the Company intends to continue such relationships in the future.

    The Company imports substantially all of its frames from international suppliers located in Taiwan, Korea, Italy, Germany and Japan, and, therefore, its prices for and supply of those frames may be adversely affected by changing economic conditions in foreign countries and fluctuations in currency exchange rates. The Company may also be subject to other risks associated with international operations, including tariff regulations and requirements for export licenses, unexpected changes in regulatory requirements, receivable requirements, difficulties in managing international operations, potentially adverse tax consequences, economic and political instability, restrictions on repatriation of earnings and the burdens of complying with a wide variety of foreign laws. In addition, the laws of certain countries may not protect the Company's products and intellectual property rights to the same extent as do the laws of the United States. There can be no assurance that such factors will not have a material adverse effect on the Company's future international sales or licenses and, consequently, on the Company's business and operations as a whole.

COMPETITION

    The eyewear industry is highly competitive and fragmented. The Company competes with different companies in different markets. The prescription and non-prescription eyewear markets are highly competitive. The Company competes with a number of established companies, including Luxotica, Safilo, Marchon and Bausch & Lomb, which together control a substantial portion of the premium market. In the sunglass market, the Company competes with a variety of competitors with substantially greater financial and other resources than the Company including Bausch & Lomb, the manufacturer of Ray-Ban, Oakley and Gangoyles sunglasses. All of the aforementioned companies have substantially greater resources and better name recognition than the Company and sell their products through broader and more diverse distribution channels. In addition, several of these competitors have their own manufacturing facilities. The Company could also face competition from new market entrants, including established branded consumer products companies, such as Nike, Inc., that also have greater financial and other resources than the Company. In addition, as the Company expands internationally, it will face substantial competition from companies that have already established their products in international markets and consequently have significantly more experience in those markets than the Company. The Company also faces competition from the expanded use of contact lenses and expanding laser surgery to correct vision. The major competitive factors in the eyewear market include fashion trends, brand recognition, method of distribution and the number and range of products offered. In addition, to retain and increase its market share, the Company must continue to be competitive in the areas of price, quality and performance, technology, intellectual property protection and customer service.

LICENSES AND TRADEMARKS

    The Company owns and has obtained licenses to various domestic and international trademarks related to its products and business. These licenses expire at various times through the year 2000. While these trademarks in the aggregate are important to the Company's competitive position, no single trademark or license thereof is material to the Company. The trade names Halston, Kathy Ireland, Playskool and others and certain trademarks are owned by various third parties and licensed to the Company for limited purposes on a royalty basis. The Company has not applied for trademark protection of its product lines.

EMPLOYEES

    At February 1, 1997, the Company had 107 full-time employees and one part-time employee. Approximately 26 of such employees are engaged in administrative positions, 28 in sales management, seven in management and 35 provide warehouse and distribution support. The Company considers its relations with its employees to be good. None of the Company's employees are represented by labor unions. See "Legal Proceedings."

PROPERTY

    In September 1995, the Company leased its former principal offices occupying 30,000 square feet in Philadelphia, Pennsylvania, which were used to house all the Company's management, inventory and distribution operations. Pursuant to the lease relating to such facility, the Company is obligated to make monthly rental payments of approximately $11,000. Such lease expires in 2000. In July 1997, the Company moved to a new location in Bensalem, Pennsylvania, for its management, inventory and distribution operations. The new facility has 64,000 square feet. The lease expires in August 2002 and provides for rent of $25,000 per month. Barry Budilov and Rudy Slucker, the Company's Chairman and President, respectively, have agreed to purchase the leased property from the landlord for $2,465,540. In anticipation of such purchase, Messrs Slucker and Budilov have entered into an agreement with the Company pursuant to which they have agreed to rent to the Company the property at substantially the same terms and conditions as are set forth on the current lease. The Company is negotiating to sublease the Philadelphia facility, although no assurance can be given that it will be successful in such negotiations.

LEGAL PROCEEDINGS

    The Company is not a party to any material legal proceedings.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

NAME                                           AGE                      POSITION
------------------------------------------  ---------  ------------------------------------------
Rudy A. Slucker...........................         48  Chairman of the Board of Directors
Barry Budilov.............................         42  President, Chief Executive Officer and
                                                       Director
Kenneth B. Kitnick........................         35  Executive Vice President
Raymond Green.............................         35  Treasurer
Jay Rice(1)...............................         45  Director
Jeffrey Seiken(1).........................         44  Director

------------------------

(1) Member of the Compensation and Audit Committees.

    In connection with the Offering, the Company intends to increase the size of the Board of Directors to accommodate two additional directors who will not be officers or employees of the Company.

    The business experience of each of the executive officers and directors is set forth below.

    RUDY A. SLUCKER has served as Chairman of the Board of Directors of the Company since May 1995. Mr. Slucker also serves on a full time basis as Chairman of the Board of Directors, President and Chief Executive Officer of the TearDrop Golf Company, a Nasdaq-listed company, which position he has held since September 1996 and of the Tommy Armour Golf Company, a wholly-owned subsidiary of TearDrop Golf Company, since November 1997. Mr. Slucker was the Chief Executive Officer of the Atlas Group of Companies, Inc. ("Atlas"), which imported and marketed hardware and consumer products, from 1978 until 1990, when it was sold. Since 1990, Mr. Slucker has been a venture capital investor. He currently serves on the board of directors and/or is a principal stockholder of Major League Fitness, a chain of fitness centers associated with Major League Baseball through a licensing agreement and Babylon Enterprises and Beacon Concessions, which, together, currently own and operate the Beacon Theater in Manhattan. Mr. Slucker graduated from the University of Cincinnati with a Bachelors Degree in 1971.

    BARRY BUDILOV has been President and Chief Executive Officer of the Company and has served as a Director since the Company's inception in 1995. From 1989 to 1995, Mr. Budilov served as the President of Chanuk, the predecessor of the Company. Prior thereto and since 1987, Mr. Budilov served as Chief Financial Officer of Eco-Med, Inc, which was sold in 1989 to Avicare, Inc., a publicly-traded company. Mr. Budilov is a certified public accountant. Mr. Budilov graduated magna cum laude from George Washington University with a Bachelor's Degree in accounting in 1977.

    KENNETH B. KITNICK has served as Executive Vice President of the Company since June 1996. Prior to joining the Company he spent sixteen years in the optical industry as Vice President and Chief Operating Officer of Windsor, which the Company acquired in January 1997. Mr. Kitnick graduated from Franklin & Marshall College with a Bachelor's Degree in mathematics in 1983.

    RAYMOND GREEN has served as Treasurer of the Company since the Company's inception in 1995. From 1992 to 1994 he served as the controller for The Backe Group, Inc., a holding company in the communications field. Prior thereto and since 1990, he was the Controller for Water-Jel Technologies, Inc., a manufacturing company with securities traded on Nasdaq. Prior thereto and since 1987, he was employed as a staff accountant for Abo, Uris & Altenburger, a certified public accounting firm. Mr. Green graduated from Iona College in 1983 with a Bachelor's Degree in finance.

    JAY RICE has been the managing partner of the law firm of Nagel Rice & Dreifuss since 1983 and has served as a Director of the Company since June 1997. He served as a member of the advisory board to Summit Bank from 1989 to 1991. Since 1990, he has served as a trustee and is now the President of the Jewish Community Housing Corp. and has been a member of the Board of Trustees of the United Jewish Federation of Metrowest since 1995. Prior to joining Nagel Rice & Dreifuss, Mr. Rice served as a law clerk to the Honorable Baruch S. Seidman of the New Jersey Superior Court, Appellate Division from 1977 to 1978. Mr. Rice has authored several legal articles and has served as a lecturer. Mr. Rice is a member of the Essex County Bar Association, the New Jersey State Bar Association (serving as Chairman of the Equity

Jurisprudence Committee from 1989 to 1991) and the American Bar Association. Mr. Rice received his Juris Doctorate from Rutgers University in 1977.

    JEFFREY SEIKEN practices law in Philadelphia, Pennsylvania in the law offices of Jeffrey Seiken and has served as a Director of the Company since June 1997. From 1988 through 1996, Mr. Seiken was a partner with the law firm of Rush & Seiken. He was one of the initial founders and investors in American Health Care, a corporation formed in 1988. American Health Care provides nursing home care to elderly individuals with facilities in New Jersey, Alabama, Indiana and Oregon. In addition, Mr. Seiken has been involved in real estate development since 1985. Mr. Seiken has also served as a member of the Whitemarsh Township, Pennsylvania Sewer Authority and the Whitemarsh Township Planning Commission.

    For a period of 36 months, the Representatives have the right to appoint either a member to the Company's Board of Directors or an observer to attend all meetings of the Board of Directors. The observer will have no right to vote on any matters before the Board. See "Underwriting--Observer to the Board of Directors."

COMMITTEES OF THE BOARD OF DIRECTORS

    The Board of Directors of the Company has appointed an Audit Committee and a Compensation Committee. The members of both the Audit Committee and Compensation Committee consist of Jeffrey Seiken and Jay Rice. The Audit Committee periodically reviews the Company's auditing practices and procedures, makes recommendations to management or to the Board of Directors as to any changes to such practices and procedures deemed necessary from time to time to comply with applicable auditing rules, regulations and practices, and recommends independent auditors for the Company to be elected by the stockholders. The Compensation Committee meets periodically to make recommendations to the Board of Directors concerning the compensation and benefits payable to the Company's executive officers and other senior executives. The Company reimburses directors for their out-of-pocket expenses incurred in attending Board and Committee meetings.

EMPLOYMENT AND CONSULTING AGREEMENTS

    The Company intends to enter into an employment agreement with Barry Budilov, effective on the effective date of this Offering, pursuant to which he will serve on a full-time basis as President and Chief Executive Officer of the Company for a period of three years. The agreement will provide for an annual base salary of $200,000 subject to annual increases at the discretion of the Board of Directors. The agreement will also contain a confidentiality provision and a provision prohibiting Mr. Budilov from competing with the Company for a period of six months subsequent to the termination of his employment. The Company has agreed to pay to Mr. Budilov an amount equal to six months salary in the event of a change of control or in the event his agreement is not renewed. In the event Mr. Budilov is terminated without cause, the Company breaches the terms of the agreement or upon the relocation of the Company to a place outside of the Philadelphia metropolitan area, which leads to Mr. Budilov's resignation, the Company will also pay to Mr. Budilov his basic salary unpaid through the greater of the term date or a period of six months. The agreement also provides for the payment of additional benefits of approximately $41,000 annually.

    The Company intends to enter into a consulting agreement with Rudy Slucker, effective on the effective date of this Offering, pursuant to which he will serve as Chairman of the Board of the Company for a period of three years. The agreement will provide for an annual consulting fee of $100,000, subject to annual increases at the discretion of the Board of Directors. Mr. Slucker will not be required to devote any minimum amount of time to the affairs of the Company and is subject to an employment agreement with another company. The consulting agreement will also contain a confidentiality provision and a provision prohibiting Mr. Slucker from competing with the Company for a period of six months subsequent to the termination of his employment. The Company has agreed to pay to Mr. Slucker an amount equal to six months fee in the event of a change of control or in the event his agreement is not renewed. In the event Mr. Slucker is terminated without cause the Company breaches the terms of the agreement or upon the relocation of the Company to a place outside of the Philadelphia metropolitan area, which leads to Mr. Slucker's resignation, the Company will also pay to Mr. Slucker his basic fee unpaid through the greater of the term date or a period of six months. The agreement also provides for the payment of additional benefits of approximately $41,000 annually.

    Upon consummation of the acquisition of substantially all of the assets of Windsor, the Company entered into an employment agreement with Kenneth Kitnick, who became the Executive Vice President of the Company and into a consulting agreement with Jay Kitnick, Kenneth Kitnick's father. The employment agreement with Kenneth Kitnick became effective on June 26, 1996, pursuant to which he is serving on a full-time basis as a Vice President of the Company for a period of four years. The agreement provides for an initial base salary of $105,000, plus an automobile allowance and provides for annual minimum increases through the year 1999 to a maximum of $120,000. The agreement has been amended, as of June 30, 1997, to provide for the grant as of the date of the agreement to Kenneth Kitnick of options to purchase 151,667 shares of Common Stock at an exercise price of $1.50 per share, vesting over a period of five years. The agreement contains a non-compete provision which prohibits Kenneth Kitnick from directly or indirectly competing with the Company for a period of one year upon termination. For a description of the Consulting Agreement with Jay Kitnick, see "Certain Relationships and Related Party Transactions."

    The Company has entered into a five-year employment agreement with Edward Kauz which became effective on February 27, 1997. The agreement provides for aggregate annual payments to Mr. Kauz of $200,000, subject to certain conditions set forth in a supplemental agreement, dated February 27. In addition, under an amendment to the consulting agreement dated as of June 30, 1997, Mr. Kauz agreed to waive his right to serve as Vice Chairman of the Board of Directors and was granted as of February 27, 1997 an option to purchase 180,833 shares of Common Stock for five years at an exercise price of $3.00 per share.

INDEMNIFICATION OF DIRECTORS AND EXECUTIVE OFFICERS AND LIMITATION OF LIABILITY

    As permitted by Section 145 of the Delaware General Corporation Law (the "DGCL"), the Certificate of Incorporation includes a provision that eliminates personal liability for its directors for monetary damages for breach of fiduciary duty as a director except for liability: (i) for any breach of the director's duty of loyalty to the Company or its stockholders; (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) under Section 174 of the DGCL; and (iv) for any transaction from which the director derived an improper personal benefit.

    As permitted by Section 145 of the DGCL, the Company's Amended Certificate of Incorporation and By-Laws provide that: (i) the Company is required to indemnify its directors and officers to the fullest extent permitted by the DGCL; (ii) the Company may indemnify other persons as set forth in the DGCL;
(iii) rights conferred in the By-Laws are not exclusive; and (iv) the Company is authorized to enter into indemnification agreements with its directors, officers, employees and agents. Insofar as indemnification for liabilities arising under the Securities Act may be permitted for directors, officers and controlling persons of the Company pursuant to the foregoing provisions or otherwise, the Company has been advised that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore, unenforceable.

    The Company, intends to apply for, and expects to obtain, directors and officers liability insurance with an annual aggregate coverage limit of at least $1 million.

DIRECTOR COMPENSATION

    At present, no separate cash compensation or fees are payable to directors of the Company, other than reimbursement of expenses incurred in connection with attending meetings. The Company expects, however, that new non-employee directors not otherwise affiliated with the Company or its stockholders will be paid $500 per meeting and reimbursement for reasonable out-of-pocket costs for attending meetings.

EXECUTIVE COMPENSATION

    The following table sets forth the compensation paid or accrued by the Company for services rendered in all capacities for named executive officers of the Company who received compensation in excess of $100,000 during the period from inception to March 31, 1996 and the year ended March 31, 1997.

                           SUMMARY COMPENSATION TABLE

                                             ANNUAL COMPENSATION          OTHER            LONG TERM
                                          --------------------------     ANNUAL       COMPENSATION AWARDS     ALL OTHER
                               FISCAL      SALARY                     COMPENSATION   SECURITIES UNDERLYING  COMPENSATION
NAME AND PRINCIPAL POSITION     YEAR         ($)        BONUS ($)          ($)            OPTIONS (#)            ($)
---------------------------  -----------  ---------  ---------------  -------------  ---------------------  -------------
Rudy A. Slucker, Chairman
  of the Board of
  Directors................        1997(1) $ 260,000            0       $  32,742(3)               0         $   8,473(4)
                                   1996(2) $ 172,000            0       $  32,742(3)          54,833         $   8,473(4)
Barry Budilov, President
  and Chief Executive
  Officer..................        1997(1) $ 250,000            0       $  32,742(3)               0         $   8,473(4)
                                   1996(2) $ 169,900            0       $  32,742(3)          54,833         $   8,473(4)

------------------------

(1) Messrs. Slucker and Budilov will be compensated at annual rates of $100,000 and $200,000, respectively, under agreements that are effective as of the effective date of this Offering.

(2) Fiscal 1996 consisted of approximately 11 months.

(3) Include payments for medical insurance, disability insurance and auto insurance. Also includes $17,106 for automobile allowance.

(4) Represents payment for life insurance.

    No options were deemed to be granted to the Chief Executive Officer or other named executive officers of the Company during the period from April 1, 1996 through March 31, 1997.

    No stock options were exercised by the Chief Executive Officer or other named executive officers of the Company. The following table sets forth certain information regarding unexercised options held by the Chief Executive Officer and other named executive officers of the Company at March 31, 1997.

               AGGREGATED OPTION EXERCISES THROUGH MARCH 31, 1997

                                                              NUMBER OF SECURITIES        VALUE OF UNEXERCISED
                                                             UNDERLYING UNEXERCISED     IN-THE- MONEY OPTIONS AT
                                                           OPTIONS AT MARCH 31, 1997      MARCH 31, 1997($)(1)
                                                          ----------------------------  -------------------------
NAME                                                       EXERCISABLE/UNEXERCISABLE    EXERCISABLE/UNEXERCISABLE
--------------------------------------------------------  ----------------------------  -------------------------
Rudy A. Slucker, Chairman of the Board of Directors.....             54,833/0                  $ 315,290/0(2)
Barry Budilov, President and Chief Executive Officer....             54,833/0                  $ 315,290/0

--------------------------

(1) Assuming a value of $6 per share.

(2) Does not include an option to purchase 500,000 shares of Common Stock for $6.00 per share granted personally by Mr. Budilov to Mr. Slucker.

STOCK OPTION PLAN

    On November 12, 1997, the Board of Directors and the stockholders of the Company adopted the 1997 Employee Stock Option Plan ("Plan") and reserved 150,000 shares of Common Stock for issuance thereunder. The Plan provides for the granting to employees (including employees who are also directors and officers) of options intended to qualify as incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended ("Code"), and for the granting of nonstatutory stock options to employees, consultants and independent contractors. The Plan is currently administered by the entire Board of Directors of the Company. The Plan terminates on June 5, 2007 unless terminated earlier by the Company's Board of Directors.

    The exercise price per share of incentive stock options granted under the Plan must be at least equal to the fair market value of the Common Stock on the date of grant. In addition, in accordance with the Underwriting Agreement relating to this Offering, the Company has agreed not to grant any options under the Plan with an exercise price per share less than the initial public offering price of the Common Stock. With respect to any participant who owns shares representing more than 10% of the voting power of all classes of the Company's outstanding capital stock, the exercise price of any incentive or nonstatutory stock option must be equal to at least 110% of the fair market value on the grant date, and the maximum term of the option must not exceed five years. The terms of all other options granted under the Plan may not exceed ten years. Upon a merger of the Company, the options outstanding under the Plan will terminate unless assumed or substituted by the successor corporation. To date, no options have been granted under the Plan.

              CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

    On May 3, 1995, the Company was formed by Rudy A. Slucker, the Company's current Chairman of the Board of Directors, and Barry Budilov, the current President and Chief Executive Officer of the Company, at which time each of Mr. Slucker and Budilov were issued 1,750,000 (giving effect to the 1,166.667 for one stock split) shares of Common Stock for $.0003 per share and, as of such date, were each granted options to acquire 54,833 shares of Common Stock at an exercise price of $.25 per share.

    On May 10, 1995, the Company acquired from Chanuk, the predecessor to the Company, substantially all of the assets of Chanuk valued at approximately $6 million and assumed an aggregate of approximately $5.7 million of liabilities of the business of Chanuk. The Company acquired Chanuk for approximately $700,000, which amount was determined by negotiation between the shareholders of Chanuk and the Company based primarily on the perceived net asset value of Chanuk at the time. The assumed liabilities included indebtedness of Chanuk to Mr. Slucker of approximately $508,000. In addition, Daniel Messinger, an uncle of Mr. Budilov's wife, was repaid $250,000 in debt from the proceeds of the sale. Chanuk, a company engaged in the wholesale sale and distribution of eyewear, was a company owned approximately 10% by a partnership controlled by Rudy A. Slucker and 74% by the mother-in-law of Barry Budilov. Chanuk was incorporated in Pennsylvania on December 3, 1965 and commenced its eyewear business in 1980. The above $700,000 purchase price was represented by the issuance by Messrs. Budilov and Slucker of promissory notes in the principal amount of $343,500 each to Chanuk.

    In consideration of the issuance of promissory notes to Chanuk, the Company issued promissory notes for $343,500 to each of Rudy A. Slucker and Barry Budilov. In addition, on May 8, 1995, the $508,000 in debt previously owed from Chanuk to Mr. Slucker was assumed by the Company and took the form of a promissory note. All three obligations are represented by demand promissory notes that bear interest at 8% per annum.

    The Company's indebtedness includes approximately $1.18 million in principal and interest, payable to Mr. Slucker and Mr. Budilov under the 8% Convertible Notes. The Convertible Notes are repayable at 8% per annum, subject to restrictions contained in the Company's loan agreement with CoreStates Bank, on March 31, 2000. Interest accrues and is payable quarterly at the rate of 8% per annum. If the Company has earnings equal to or in excess of $.60 per share for the year ending March 31, 1999, the Convertible Notes may be prepaid at the option of the holder commencing on March 31, 1999. The Convertible Notes may be converted at any time into shares of Common Stock at the initial public offering price per share. The Company's revolving line of credit with CoreStates Bank restricts the payment of dividends to stockholders and provides for a variety of conditions of default, including the continuing participation of Rudy A. Slucker and Barry Budilov in their current management positions.

    Upon consummation of the acquisition of Chanuk, in May 1995, the Company entered into a Consulting Agreement with Chanuk. The agreement became effective on May 10, 1995 and terminates on May 9, 2005. Pursuant to the agreement, two prior officers of Chanuk who are relatives of Mr. Budilov provided advisory and consulting services to the Company on behalf of Chanuk, for which Chanuk received the sum of $26,000 per year, which was to be payable over a ten year period in installments of $500 per week. The time and effort devoted to the Company on a weekly basis did not exceed five hours per week. The Company also entered into a consulting agreement with Central City Optical, Inc. ("Central City"), a company owned by Daniel Messinger (one of the relatives referred to above) pursuant to the same terms as set forth above, which agreement will continue in effect until May 9, 2005. In addition, in November 1997, Chanuk assigned its rights and obligations under its consulting agreement to Central City. Mr. Messinger provides consulting services to the Company on behalf of Central City.

    In June 1996, the Company acquired substantially all of the assets of Windsor (the "Windsor Acquisition"). In connection with the Windsor Acquisition, the Company acquired trademark licenses with Kenneth Jay Lane and John Lennon, among others. The aggregate consideration for the Windsor Acquisition was $550,000, including $100,000 in cash and two promissory notes, payable to Windsor, in the aggregate principal amount of $450,000. Kenneth Kitnick, who subsequently became an officer of the Company, was an officer and principal shareholder of Windsor.

    Upon consummation of the Windsor Acquisition, the Company entered into an employment agreement with Kenneth Kitnick and a consulting agreement with Jay Kitnick. Jay Kitnick is the father of Kenneth Kitnick. The three-year consulting agreement with Jay Kitnick provides for 36 monthly payments of $6,944 commencing on June 20, 2004. The agreement contains a non-compete provision prohibiting Jay Kitnick from directly or indirectly competing with the Company for a period of three years from June 26, 1996. See "Management--Executive Compensation"

    In February 1997, the Company acquired from Summit Bank (the "Bank"), pursuant to a Collateral Sale Agreement (the "Renaissance Acquisition"), substantially all of the assets of Renaissance. The Bank had acquired the assets of Renaissance in a foreclosure proceeding instituted by the Bank. The aggregate consideration paid to the Bank for Renaissance was $3,446,000. Edward Kauz, who had a right to become a Vice Chairman of the Board of the Company was an officer, principal stockholder and significant shareholder of a debtor to Renaissance.

    Mr. Kauz remains the sole stockholder of Renaissance. At the time that the Company acquired the assets of Renaissance, a company 50% owned by Mr. Kauz owed Renaissance $2.8 million which receivable had been written down to no value at the time of the acquisition of Renaissance. The Company has entered into a five-year consulting agreement with Edward Kauz which became effective on February 27, 1997. The agreement provides for aggregate payments to Mr. Kauz of $200,000 subject to certain conditions set forth in a supplemental agreement, dated February 27, 1997. In addition, under an amendment to such agreement dated as of June 30, 1997, Mr. Kauz waived his right to serve as Vice Chairman of the Board of Directors and was granted as of February 27, 1997 a five-year option to purchase 180,833 shares of Common Stock for five years for $3.00 per share.

    In connection with the revolving loan facility from CoreStates Bank to the Company, each of Rudy Slucker and Barry Budilov, and their respective spouses, have provided personal guarantees of no more than $1.1 million each, securing the Company's indebtedness which amounts may be increased by $375,000 each on February 20, 1998, under certain circumstances.

    From February 4, 1997 through February 1, 1998, in connection with, and to assist the Company in financing its costs related to the acquisition of substantially all of the assets of Renaissance and the integration of the business of Renaissance into the business of the Company and for working capital, Rudy A. Slucker loaned the Company $576,000, payable upon demand with interest at 8% per annum. This loan will be repaid from the proceeds of this Offering.

    In July 1997, Messrs. Budilov and Slucker entered into an agreement with the landlord of the Company's facility to purchase such facility. In anticipation of such purchase, Messrs. Budilov and Slucker have also entered into an agreement to rent such facility to the Company at substantially the same terms and conditions set forth in the Company's current lease.

    In January 1998, Mr. Budilov granted to Mr. Slucker an option to purchase 500,000 shares of Common Stock owned by Mr. Budilov for $6.00 per share.

    Management believes that each of the above transactions was made pursuant to terms no less favorable than the terms reasonably expected in third-party, unaffiliated transactions.

                             PRINCIPAL STOCKHOLDERS

    The following table sets forth certain information with respect to the beneficial ownership of the Company's Common Stock as of December 31, 1997, and as adjusted to reflect the sale of the Shares offered hereby, by: (i) each of the Company's directors and executive officers; (ii) each person who is known to the Company to own beneficially more than 5% of the Company's shares of Common Stock; and (iii) all directors and executive officers of the Company as a group. Unless otherwise indicated, the persons named in this table have sole voting and investment power with respect to the shares of Common Stock shown as beneficially owned by them and have an address, care of the Company, of 3600 Marshall Lane, Bensalem, Pennsylvania 19020. Under the rules of the Securities and Exchange Commission, a person is deemed to be a "beneficial" owner of securities if he or she has or shares the power to vote or direct the voting of such securities or the power to dispose or direct the disposition of such securities. A person is also deemed to be a beneficial owner of any securities of which that person has the right to acquire beneficial ownership within 60 days. More than one person may be deemed to be a beneficial owner of the same securities.

                                                          BENEFICIAL OWNERSHIP   BENEFICIAL OWNERSHIP
                                                           PRIOR TO OFFERING        AFTER OFFERING
                                                         ----------------------  ---------------------
NAME                                                       NUMBER     PERCENT      NUMBER     PERCENT
-------------------------------------------------------  ----------  ----------  ----------  ---------
Rudy A. Slucker(1)(2)(3)...............................   2,444,500      66.17%   2,444,500     49.94%
Barry Budilov(3).......................................   1,862,000      51.55%   1,862,000     38.69%
Kenneth Kitnick(4).....................................     151,667       4.15%     151,667      3.13%
Raymond Green..........................................           0      --               0     --
Jay Rice...............................................           0      --               0     --
Jeffrey Seiken.........................................           0      --               0     --
All directors and executive officers as a group
  (6 persons)(1)(3)(4).................................   3,958,167     100.00%   3,958,167     76.74%

------------------------

(1) Includes 225,000 shares of Common Stock held in the names of Mr. Slucker's wife and two children over which Mr. Slucker disclaims beneficial ownership.

(2) Also includes an option to purchase 500,000 shares granted to Mr. Slucker from Barry Budilov.

(3) Includes (i) options to acquire 54,833 shares of Common Stock held by each of Mr. Slucker and Mr. Budilov and (ii) 57,167 shares of Common Stock for Mr. Budilov and 139,667 shares of Common Stock for Mr. Slucker issuable upon the conversion of the Convertible Notes. See "Description of Securities."

(4) Includes options to acquire 151,667 shares of Common Stock of the Company.

    Commencing 90 days after the completion of this Offering each of Mr. Slucker and Mr. Budilov intend to donate up to 47,000 shares of Common Stock each, every 90 days (not to exceed 150,000 shares of Common Stock each), to the Slucker Family Foundation, a charitable foundation over which Mr. Slucker will be a controlling person. The Common Stock donated to the foundation will not be subject to a lock-up agreement with the Underwriters.

                           DESCRIPTION OF SECURITIES

    The authorized capital stock of the Company is 21,000,000 consisting of 20,000,000 shares of Common Stock, $.01 par value and 1,000,000 shares of Preferred Stock, $.01 par value. As of the date of this Prospectus, 3,500,000 shares of Common Stock are outstanding and held of record by five stockholders. Upon the completion of this Offering there will be 4,700,000 shares of Common Stock outstanding (4,880,000 if the Underwriter's over-allotment option is exercised in full).

PREFERRED STOCK

    The Company's Certificate of Incorporation authorizes the issuance of 1,000,000 shares of Preferred Stock without further stockholder approval. The Preferred Stock may be divided into such classes or series as the Board of Directors may determine by resolution. The Board of Directors is authorized to determine and fix the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of Preferred Stock , including dividend rates, conversion rights, voting rights, terms of redemption, redemption prices and liquidation preferences and to fix the number of shares of any series of Preferred Stock and the designation of any such series of Preferred Stock. Currently no shares of Preferred Stock are outstanding.

COMMON STOCK

    The holders of the shares of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Subject to preferences that may be applicable to any outstanding shares of Preferred Stock, the holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of the funds legally available for the payment of dividends. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of the Company, subject to the liquidation preferences of Preferred Stock, the holders of Common Stock are entitled to receive any declared and unpaid dividends, in addition to being entitled to share ratably in all assets remaining after payment of liabilities and liquidation preferences of any then outstanding shares of Preferred Stock. Holders of Common Stock have no preemptive rights to convert their Common Stock into any other securities. There are no redemption or sinking fund provisions applicable to the Common Stock.

    All outstanding shares of Common Stock have been duly authorized and validly issued and are fully paid and non-assessable, and the shares of Common Stock issued upon completion of this Offering have been duly authorized and, when issued, will be fully paid and non-assessable.

TRANSFER AGENT AND REGISTRAR

    The transfer agent registrar for the Shares is the Continental Stock Transfer & Trust Company, Two Broadway, New York, New York 10004.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Prior to the Offering, there has been no public market for the Common Stock of the Company, and no predictions can be made as to the effect, if any, that market sales of Shares or the availability of such Shares will have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock, or the perception that such sales could occur, could adversely affect prevailing market price of the Common Stock and the ability of the Company to raise capital through a sale of equity securities.

    Upon the closing of the Offering, the Company will have 4,700,000 (4,880,000 if the Underwriters' over allotment option is exercised in full) shares of Common Stock outstanding. Of those shares, the 1,200,000 Shares sold in the Offering (1,380,000 Shares if the Underwriters' over-allotment option is exercised in full) will be freely tradable without restriction, except as to affiliates of the Company, or further registration under the Securities Act. The remaining Shares held by existing stockholders are "restricted securities" within the meaning of Rule 144 promulgated under the Securities Act and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemption contained in Rule 144. Rule 701 under the Securities Act provides that Common Stock acquired on the exercise of options granted under a written compensatory plan of the Company or contract with the Company prior to the date of this Prospectus may be resold by persons, other than Affiliates, beginning 90 days after the date of this Prospectus, subject only to the manner of sale provisions of Rule 144, and by affiliates, as such term is defined under Rule 144, without compliance with the one-year minimum holding period contained in Rule 144, subject to certain limitations. There are 529,333 shares of Common Stock issuable upon the exercise of outstanding options (the "Option Shares"). Beginning 90 days after the date of this Prospectus, all of the Option Shares would be eligible for sale in reliance on Rule 701.

    In general, under Rule 144(e), as currently in effect, a stockholder (or stockholders whose shares are aggregated), including an affiliate, who has beneficially owned for at least one year shares of Common Stock that are treated as "restricted securities," would be entitled to sell publicly, within any three-month period, up to the greater of 1% of the then outstanding shares of Common Stock (47,000 shares immediately after the completion of this offering) or the average weekly reported trading volume in the Common Stock during the four calendar weeks preceding the date on which notice of sale is given, provided certain requirements are satisfied. In addition, affiliates of the Company must comply with additional requirements of Rule 144 in order to sell shares of Common Stock (including shares acquired by affiliates in this Offering). Under Rule 144, a stockholder deemed not to have been an affiliate of the Company at any time during the 90 days preceding a sale by him, and who has beneficially owned for at least two years shares of Common Stock that are treated as "restricted securities," would be entitled to sell those shares without regard to the foregoing requirements. Since all outstanding shares of Common Stock have been held for at least one year and are not subject to the above described restriction on sale, they will be eligible for immediate sale without restriction in the public market.

    The holders of the Representatives' Warrant will also have certain demand and incidental registration rights with respect to the Representatives' Warrant and the 120,000 shares of Common Stock underlying the Warrants commencing after the date of this Prospectus.

    The Company and each of its directors, officers and stockholders have agreed with the Underwriter that they will not offer, assign, issue, sell, hypothecate or otherwise dispose of any Shares or any securities exercisable for or convertible into shares of Common Stock, other than with respect to up to 300,000 shares of Common Stock, for a period of 18 months after the date of this Prospectus without the prior written consent of the Representatives. See "Underwriting."

                                  UNDERWRITING

    The Underwriters named below have agreed, subject to the terms and conditions of the Underwriting Agreement between the Company, H.J. Meyers & Co., Inc. and National Securities Corporation, as Representatives of the Underwriters, to purchase from the Company the number of Shares set forth opposite their names on a "firm commitment" basis. The 10% underwriting discount set forth on the cover page of this Prospectus will be allowed to the Underwriters at the time of delivery to the Underwriters of the Shares so purchased

                                                                                     NUMBER
                                                                                   OF SHARES
NAME OF UNDERWRITER                                                                PURCHASED
---------------------------------------------------------------------------------  ----------
H.J. Meyers & Co., Inc...........................................................     500,000
National Securities Corporation..................................................     400,000
Frederick & Company, Inc.........................................................      75,000
LaSalle St. Securities, Inc......................................................      75,000
Redwine & Company Inc............................................................      75,000
Smith, Moore & Co................................................................      75,000
                                                                                   ----------
        TOTAL....................................................................   1,200,000
                                                                                   ----------
                                                                                   ----------

    The Underwriters have advised the Company that they propose to offer the Shares to the public at the initial public offering price set forth on the front cover page of this Prospectus, and at such price less a concession not in excess of $.30 per share of Common Stock to certain dealers who are members of the National Association of Securities Dealers, Inc., of which the Underwriters may allow and such dealers may reallow concessions not in excess of $.10 per share of Common Stock to certain other dealers. The public offering price and concession and discount may be changed by the Underwriters after the initial public offering.

    The Company has granted to the Underwriters an over-allotment option expiring at the close of business on the 45th day subsequent to the date of this Prospectus, to purchase up to an additional 180,000 Shares at the public offering price, less the underwriting discount set forth on the cover page of this Prospectus. The Underwriters may exercise such option only to satisfy over-allotments in the sale of the Shares.

    The Company has agreed to pay to the Representatives a non-accountable expense allowance equal to 3% of the total proceeds of this Offering, or $216,000 (and 3% of the total proceeds from the sale of any shares of Common Stock pursuant to the exercise of the over-allotment option, or $248,400 if the Underwriters exercise the over-allotment option in full). In addition to the Underwriters' commissions and the Representatives' expense allowance, the Company is required to pay the costs of qualifying the shares of Common Stock under federal and state securities laws, together with legal and accounting fees, printing and other costs in connection with this Offering.

    At the closing of this Offering, the Company will issue to the Representatives, for nominal consideration, the Representatives' Warrant to purchase up to 120,000 shares of Common Stock of the Company (also referred to herein as the "Representatives' Warrants"). The shares of Common Stock subject to the Representatives' Warrant are identical to the shares of Common Stock sold to the public, except for the purchase price and certain registration rights. The Representatives' Warrants will be exercisable for a four-year period commencing one year from the date of this Prospectus, at an exercise price of $9.30 per share of Common Stock (that being 155% of the initial public offering price per share of Common Stock). The Representatives' Warrants will be restricted from sale, assignment, pledge or hypothecation prior to their initial exercise date except to successors in interest to the Representatives and/or one or more officers of the Representatives.

    The Representatives' Warrants will contain anti-dilution provisions providing for appropriate adjustment in the event of any recapitalization, reclassification, stock dividend, stock split or similar transactions. The Representatives' Warrants does not entitle the Representatives to any rights as stockholders of the Company until such warrants are exercised and the shares of Common Stock are purchased thereunder.

    The Representatives' Warrants and the shares of Common Stock issuable thereunder may not be offered for sale to the public except in compliance with the applicable provisions of the Securities Act. The Company has agreed that if it causes a post-effective amendment to the Registration Statement of which this Prospectus is a part, or a new registration statement or offering statement under Regulation A, to be filed with the Securities and Exchange Commission ("Commission"), the Representatives shall have the right during the life of the Representatives' Warrant to include therein for registration the Representatives' Warrants and/or the shares of Common Stock issuable upon their exercise at no expense to the Representatives. Additionally, the Company has agreed that, upon demand by the holder(s) of at least 50% of the (i) total unexercised Representatives' Warrants and (ii) shares of Common Stock issued upon the exercise of the Representatives' Warrants, made on no more than two separate occasions during the exercise period of the Representatives' Warrants, the Company shall use its best efforts to register the Representatives' Warrants and/or any of the shares of Common Stock issuable upon the exercise thereof, provided that the Company has available current financial statements, the initial such registration to be at the Company's expense and the second at the expense of the holder(s).

    For the period during which the Representatives' Warrants are exercisable, the holder(s) will have the opportunity to profit from a rise in the market value of the Company's Common Stock, with a resulting dilution in the interests of the other stockholders of the Company. The holder(s) of the Representatives' Warrants can be expected to exercise the warrants at a time when the Company would, in all likelihood, be able to obtain any needed capital from an offering of its unissued Common Stock on terms more favorable to the Company than those provided for in the Representatives' Warrants. Such facts may materially adversely affect the terms on which the Company can obtain additional financing.

    The Company has agreed to enter into a one year consulting agreement with H.J. Meyers, pursuant to which H.J. Meyers will act as financial consultant to the Company, commencing upon the closing date of this Offering. Under the terms of this agreement, H.J. Meyers, to the extent reasonably required in the conduct of the business of the Company and at the prior written request of the President of the Company, has agreed to evaluate the Company's managerial and financial requirements, assist in the preparation of budgets and business plans, advise with regard to sales planning and sales activities, and assist in financial arrangements. H.J. Meyers will make available qualified personnel for this purpose. The non-refundable consulting fee of $60,000 will be payable, in full, on the closing date of this Offering.

    The Company has agreed that it will engage a public relations firm acceptable to the Representatives and the Company. The Company also has agreed to maintain a relationship with such public relations firm for minimum period of two years and on such other terms as are acceptable to the Reprsentatives.

    The Company has also agreed that, for a period of two years from the closing of this Offering, if it participates in any merger, consolidation or other transaction which H.J. Meyers has brought to the Company (including an acquisition of assets or stock for which it pays, in whole or in part, with shares of the Company's Common Stock or other securities), which transaction is consummated within three years of the closing of this Offering, then it will pay for H.J. Meyers' services an amount equal to 5% of the first $3 million of value paid or value received in the transaction, 3% of any consideration above $3 million and less than $5 million and 2% of any consideration in excess of $5 million. The Company has also agreed that if, during this two-year period, someone other than H.J. Meyers brings such a merger, consolidation, or other transaction to the Company, and if the Company in writing retains H.J. Meyers for consultation or other services in connection therewith, than upon consummation of the transaction the Company will pay to H.J. Meyers as a fee the appropriate amount as set forth above or as otherwise agreed to between the Company and H.J. Meyers.

    The Company has agreed that for a period of 18 months from the date of this Prospectus the Company will not sell or otherwise dispose of any securities without the prior written consent of the Respresentatives, which consent shall not be unreasonably withheld, with the exception of shares of Common Stock issued pursuant to the exercise of options, warrants or other convertible securities outstanding prior to the date of this Prospectus. The Company will not sell or issue any securities pursuant to Regulation S under the Securities Act without the Respresentatives' prior written consent.

    The Company's officers, directors and 5% shareholders have agreed that for a period of 18 months from the date of this Prospectus they will not offer, sell, contract to sell or otherwise dispose of any shares of Common Stock acquired prior to this Offering, other than up to 300,000 shares of Common Stock, without the prior written consent of the Representatives.

    For a period of 36 months from the closing of this Offering, the Representatives are entitled to designate one member as a nominee for election to the Company's Board of Directors. Rudy A. Slucker and Barry Budilov have agreed to vote their shares in favor of such nominee. If the Representatives elect not to nominate a Board of Directors Member, then they shall have the right to select a person to act as an observer to attend all meetings of the Board of Directors. The Company has agreed to hold at least four meetings and to indemnify the Representatives' observer against any claims arising out of his participating at meetings.

    The Underwriting Agreement provides for reciprocal indemnification between the Company and the Underwriters against certain liabilities in connection with the Registration Statement, including liabilities under the Act.

    The Representatives have advised the Company that the Underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

    The offering price of the securities being offered hereby was determined by negotiation between the Company and the Representatives. Factors considered in determining such price include the history of and the prospects for the industry in which the Company competes, the past and present operations of the Company, the future prospects of the Company, the ability of the Company's management, the earnings, net worth and financial condition of the Company and the general condition of the securities markets at the time of this Offering.

    The Company previously paid a non-refundable fee of $35,000 to another underwriter which is no longer participating in the Offering.

    On July 16, 1996, the NASD issued a Notice of Acceptance, Waiver and Consent (the "AWC") whereby H.J. Meyers was censured and ordered to pay fines and restitution to retail customers in the amount of $250,000 and approximately $1.025 million, respectively. The AWC was issued in connection with claims by the NASD that H.J. Meyers charged excessive markups and markdowns in connection with the trading of four securities originally underwritten by H.J. Meyers. The activities in question occurred between December 1990 and October 1993. H.J. Meyers has informed the Company that the fines and refunds will not have a material adverse effect on H.J. Meyers' operations and that H.J. Meyers has effected remedial measures to help ensure that the subject conduct does not recur. Additionally, the Chicago office of the Securities and Exchange Commission is conducting a private, nonpublic investigation of H.J. Meyers pursuant to a Formal Order of Investigation issued by the SEC as to whether H.J. Meyers may have violated applicable securities laws and the rules and regulations thereunder, with respect to sales of certain securities.

                                 LEGAL MATTERS

    The validity of the shares of Common Stock will be passed upon by Gibbons, Del Deo, Dolan, Griffinger & Vecchione, a Professional Corporation, Newark, New Jersey. Certain legal matters in connection with this Offering will be passed upon for the Underwriters by Harter, Secrest & Emery, LLP, Rochester, New York.

                                    EXPERTS

    The financial statements of the Company as at March 31, 1997 and for the period from May 3, 1995 (Inception) to March 31, 1996 and for the year ended March 31, 1997, and the financial statements of Renaissance as at October 31, 1996 and for the year then ended, appearing in this Prospectus and Registration Statement have been audited by Richard A. Eisner & Company, LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

    The financial statements of Renaissance for the year ended October 31, 1995, appearing in this Prospectus and Registration Statement have been audited by J.H. Cohn LLP, independent public accountants, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

    The Company has filed with the Commission, a Registration Statement on Form SB-2 (together with all amendments, exhibits, schedules and supplements thereto, the "Registration Statement") under the Securities Act with respect to the Shares offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement. For further information with respect to the Company and the Shares offered hereby, reference is made to the Registration Statement. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to herein are not necessarily complete and, where such contract or other document is filed as an exhibit to the Registration Statement, each such statement is qualified in all respects by the provisions in such exhibit, to which reference is hereby made. Copies of the Registration Statement may be inspected without charge at the Public Reference Section of the Commission, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 or at the Regional Offices of the Commission located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60604 and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of all or any portion of the Registration Statement can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of certain fees prescribed by the Commission.

    Prior to the date of this Prospectus, the Company was not subject to the information requirements of the Exchange Act. Upon the effectiveness of the Registration Statement, the Company will be subject to certain of the informational requirements of the Exchange Act and, in accordance therewith, will file periodic reports and other information with the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of the reports and information so filed can be obtained from the Public Reference Section of the Commission upon payment of certain fees prescribed by the Commission.

    The Commission maintains a Web site that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission that can be electronically examined. The address of the Commission's Web site is http://www.sec.gov.

    The Company intends to furnish its stockholders with annual reports containing audited financial statements and with such other periodic reports as the Company may from time to time deem appropriate or as may be required by law.

                         INDEX TO FINANCIAL STATEMENTS

PRO FORMA:
  Pro Forma Unaudited Condensed Statement of Operations for the Year Ended March 31,
    1997.............................................................................        F-2
HISTORICAL:
AMBASSADOR EYEWEAR GROUP, INC.
  Report of Independent Auditors.....................................................        F-3
  Balance Sheet as at March 31, 1997 and December 31, 1997 (unaudited)...............        F-4
  Statements of Operations for the Period from May 3, 1995 (Inception) through March
    31, 1996, for the Year Ended March 31, 1997 and for the nine-month periods
    (unaudited) ended December 31, 1996 and 1997.....................................        F-5
  Statements of Changes in Stockholders' Equity for the Period from May 3, 1995
    (Inception) through March 31, 1996, for the Year Ended March 31, 1997 and for the
    nine months ended December 31, 1997 (unaudited)..................................        F-6
  Statements of Cash Flows for the Period from May 3, 1995 (Inception) through March
    31, 1996, for the Year Ended March 31, 1997 and for the nine-month periods
    (unaudited) ended December 31, 1996 and 1997.....................................        F-7
  Notes to Financial Statements......................................................        F-8
RENAISSANCE EYEWEAR, INC.
  Report of Independent Auditors.....................................................       F-20
  Report of Independent Public Accountants...........................................       F-21
  Statement of Assets, Liabilities and Capital Deficiency Preceding the Bank Taking
    Possession of the Assets as at October 31, 1996..................................       F-22
  Statements of Operations Preceding the Bank Taking Possession of the Assets for the
    Years Ended October 31, 1995 and October 31, 1996................................       F-23
  Statements of Changes in Stockholders' Equity (Capital Deficiency) for the Years
    Ended October 31, 1995 and October 31, 1996......................................       F-24
  Statements of Cash Flows Preceding the Bank Taking Possession of the Assets for the
    Years ended October 31, 1995 and October 31, 1996................................       F-25
  Notes to Financial Statements......................................................       F-26

                         AMBASSADOR EYEWEAR GROUP, INC.

             PRO FORMA UNAUDITED CONDENSED STATEMENT OF OPERATIONS

                       FOR THE YEAR ENDED MARCH 31, 1997

                      (IN THOUSANDS EXCEPT PER SHARE DATA)

    The following pro forma unaudited condensed statement of operations reflects the acquisitions of Windsor Optical, Inc. ("Windsor") and Renaissance Eyewear Inc. ("Renaissance") as if such transactions had occurred on April 1, 1996. The acquisitions have been accounted for as purchases in accordance with Accounting Principles Board Opinion No. 16. In the opinion of management of the Company, all adjustments necessary to present fairly such pro forma statements of operations have been made.

    This pro forma condensed statement of operations should be read in conjunction with the notes thereto, the financial statements of the Company and of Renaissance and the related notes thereto and with "Management's Discussion and Analysis of Financial Condition and Results of Operations," each included elsewhere in this Prospectus. The pro forma condensed statement of operations is presented for informational purposes only and is not necessarily indicative of what the actual results of operations would have been had the transactions occurred at April 1, 1996, nor do they purport to indicate the results of future operations.

    The Ambassador column presents results of operations of Ambassador for the full year ended March 31, 1997 which includes the operations of Windsor and Renaissance from their respective dates of acquisition, June 26, 1996 and February 26, 1997. The Windsor and Renaissance columns present respectively, their separate unaudited results of operations for the portion of the year ended March 31, 1997 prior to their dates of acquisition.

                                                               HISTORICAL
                                            ------------------------------------------------
                                                            RENAISSANCE         WINDSOR                     PRO FORMA
                                             AMBASSADOR    ELEVEN MONTHS     THREE MONTHS                    RESULTS
                                             YEAR ENDED        ENDED             ENDED                     YEAR ENDED
                                              MARCH 31,     FEBRUARY 28,       JUNE 30,        PRO FORMA    MARCH 31,
                                                1997            1997             1996         ADJUSTMENTS     1997
                                            -------------  --------------  -----------------  -----------  -----------
Net sales.................................    $  16,455      $   11,705        $     969                    $  29,129
Cost of sales.............................        8,552           6,060              479                       15,091
                                            -------------  --------------          -----                   -----------
Gross profit..............................        7,903           5,645              490                       14,038
Selling, general and administrative
  expenses................................        6,145           6,522              392       $    (332)(A)     12,727
                                            -------------  --------------          -----      -----------  -----------
Income (loss) from operations.............        1,758            (877)              98             332        1,311
Interest expense (net)....................          738             337               23               8(A)      1,106
Writedown in connection with bank taking
  possession of assets....................                        7,054                           (7,054)(B)        -0-
                                            -------------  --------------          -----      -----------  -----------
Income (loss) before taxes................        1,020          (8,268)              75           7,378          205
Income tax expense (benefit)..............          340            (475)              25             179(A)         69
                                            -------------  --------------          -----      -----------  -----------
NET INCOME (LOSS).........................    $     680      $   (7,793)       $      50       $   7,199    $     136
                                            -------------  --------------          -----      -----------  -----------
                                            -------------  --------------          -----      -----------  -----------
Basic income per share....................    $     .19                                                     $     .04
                                            -------------                                                  -----------
                                            -------------                                                  -----------
Diluted income per share (C)..............    $     .18                                                     $     .04
                                            -------------                                                  -----------
                                            -------------                                                  -----------
Weighted average shares outstanding--basic
  income per share........................        3,500                                                         3,500
                                            -------------                                                  -----------
                                            -------------                                                  -----------
Weighted average shares
  outstanding--diluted income per share
  (D).....................................        3,836                                                         3,836
                                            -------------                                                  -----------
                                            -------------                                                  -----------

------------------------
Notes:

(A) Expense adjustments (for depreciation and amortization of deferred credit) for the period ended March 31, 1997 to reflect the acquisitions as if they had taken place April 1, 1996 and the related tax effect.

(B) Elimination of loss resulting from bank taking possession of and selling all of the assets of Renaissance. The bank took possession of assets with a book value of $10,500 in connection with a default on bank debt of $3,446.

(C) Pursuant to the Commission's Staff Accounting Bulletin No. 98, potential common shares issued at prices below the anticipated public offering price during the twelve months preceding the initial filing date of the registration statement have been included in the calculation of diluted income per share in a manner similar to a stock split or stock dividend.

(D) See calculation of weighted average number of shares outstanding in the Statement of Operations for the year ended March 31, 1997.

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders
Ambassador Eyewear Group, Inc.
Bensalem, Pennsylvania

    We have audited the accompanying balance sheet of Ambassador Eyewear Group, Inc. as at March 31, 1997 and the related statements of operations, changes in stockholders' equity and cash flows for the period from May 3, 1995 (inception) through March 31, 1996 and for the year ended March 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements enumerated above present fairly, in all material respects, the financial position of Ambassador Eyewear Group, Inc. at March 31, 1997 and the results of its operations and its cash flows for the period from May 3, 1995 (inception) through March 31, 1996 and for the year ended March 31, 1997 in conformity with generally accepted accounting principles.

                                          Richard A. Eisner & Company, LLP

New York, New York
June 12, 1997

With respect to
Notes G and I[1]
June 30, 1997

                         AMBASSADOR EYEWEAR GROUP, INC.

                                 BALANCE SHEET

                                                                                       MARCH 31,    DECEMBER 31,
                                                                                         1997           1997
                                                                                     -------------  -------------
                                                                                                     (UNAUDITED)
                                                     ASSETS
Current assets:
  Cash.............................................................................  $      75,000  $      90,000
  Accounts receivable, less allowance for returns and doubtful accounts of
    $2,394,000 and $1,866,000......................................................      7,403,000      9,732,000
  Inventories......................................................................     11,508,000     11,749,000
  Prepaid expenses.................................................................        175,000        103,000
  Deferred taxes...................................................................        586,000        526,000
  Other current assets.............................................................          4,000         19,000
                                                                                     -------------  -------------
    Total current assets...........................................................     19,751,000     22,219,000
Fixed assets, net of accumulated depreciation of $276,000 and $447,000.............        744,000        792,000
Deferred financing cost............................................................        119,000         80,000
Deferred offering costs............................................................                       437,000
Other assets.......................................................................         42,000         42,000
                                                                                     -------------  -------------
      TOTAL........................................................................  $  20,656,000  $  23,570,000
                                                                                     -------------  -------------
                                                                                     -------------  -------------

                                      LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Notes payable--banks.............................................................  $  12,098,000  $  13,095,000
  Notes payable--stockholders/officers.............................................        280,000        470,000
  Loans from stockholders/officers.................................................                        63,000
  Current portion of long-term debt................................................         96,000        101,000
  Accounts payable.................................................................      4,242,000      4,358,000
  Accrued expenses.................................................................        808,000      1,579,000
  Income taxes payable.............................................................        544,000        868,000
  Current portion of capital leases payable........................................         69,000        105,000
                                                                                     -------------  -------------
    Total current liabilities......................................................     18,137,000     20,639,000
Consulting payable.................................................................         29,000         61,000
Long-term debt, less current portion...............................................        319,000        242,000
Notes payable--stockholders/officers...............................................      1,181,000      1,181,000
Capital leases payable, less current portion.......................................         90,000        128,000
Deferred taxes.....................................................................         41,000         18,000
Deferred credit, net...............................................................        836,000        761,000
                                                                                     -------------  -------------
    Total liabilities..............................................................     20,633,000     23,030,000
                                                                                     -------------  -------------
Commitments, contingencies and other matters
Stockholders' equity:
  Preferred stock, par value $.01 per share; authorized 1,000,000 shares; none issued
  Common stock, par value $.01 per share; authorized 10,000,000 shares; issued and
    outstanding 3,500,000 shares...................................................         35,000         35,000
  Additional paid-in capital.......................................................        187,000        187,000
  Unearned portion of compensatory stock options...................................       (184,000)      (156,000)
  Retained earnings (accumulated deficit)..........................................        (15,000)       474,000
                                                                                     -------------  -------------
    Total stockholders' equity.....................................................         23,000        540,000
                                                                                     -------------  -------------
      TOTAL........................................................................  $  20,656,000  $  23,570,000
                                                                                     -------------  -------------
                                                                                     -------------  -------------

  The accompanying notes to financial statements are an integral part hereof.

                         AMBASSADOR EYEWEAR GROUP, INC.

                            STATEMENTS OF OPERATIONS

                                                       PERIOD FROM
                                                       MAY 3, 1995
                                                       (INCEPTION)                       NINE MONTHS ENDED
                                                         THROUGH      YEAR ENDED            DECEMBER 31,
                                                        MARCH 31,      MARCH 31,    ----------------------------
                                                          1996           1997           1996           1997
                                                      -------------  -------------  -------------  -------------
                                                                                            (UNAUDITED)
Net sales...........................................  $  11,005,000  $  16,455,000  $  11,722,000  $  17,492,000
Cost of sales.......................................      6,826,000      8,552,000      6,103,000      7,895,000
                                                      -------------  -------------  -------------  -------------
Gross profit........................................      4,179,000      7,903,000      5,619,000      9,597,000
Selling, general and administrative expenses........      4,258,000      6,145,000      4,513,000      7,865,000
                                                      -------------  -------------  -------------  -------------
Income (loss) from operations.......................        (79,000)     1,758,000      1,106,000      1,732,000
Interest income.....................................                         4,000          4,000
Interest (expense)..................................       (474,000)      (742,000)      (442,000)      (972,000)
                                                      -------------  -------------  -------------  -------------
Income (loss) before provision for income taxes.....       (553,000)     1,020,000        668,000        760,000
Income tax provision (benefit)......................       (254,000)       340,000        300,000        271,000
                                                      -------------  -------------  -------------  -------------
NET INCOME (LOSS)...................................  $    (299,000) $     680,000  $     368,000  $     489,000
                                                      -------------  -------------  -------------  -------------
                                                      -------------  -------------  -------------  -------------
Basic income (loss) per share.......................  $        (.09) $         .19  $         .11  $         .14
                                                      -------------  -------------  -------------  -------------
                                                      -------------  -------------  -------------  -------------
Diluted income (loss) per share.....................  $        (.08) $         .18  $         .10  $         .13
                                                      -------------  -------------  -------------  -------------
                                                      -------------  -------------  -------------  -------------
Weighted average number of common shares
  outstanding--basic income (loss) per share........      3,500,000      3,500,000      3,500,000      3,500,000
Effect of potential common shares...................         90,000        336,000        326,000        364,000
                                                      -------------  -------------  -------------  -------------
Weighted average number of common shares
  outstanding--diluted income (loss) per share......      3,590,000      3,836,000      3,826,000      3,864,000
                                                      -------------  -------------  -------------  -------------
                                                      -------------  -------------  -------------  -------------

  The accompanying notes to financial statements are an integral part hereof.

                         AMBASSADOR EYEWEAR GROUP, INC.

                 STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                                                                 UNEARNED
                                              COMMON STOCK                      PORTION OF      RETAINED
                                       --------------------------  ADDITIONAL  COMPENSATORY     EARNINGS       TOTAL
                                        NUMBER OF                   PAID-IN        STOCK      (ACCUMULATED  STOCKHOLDERS'
                                          SHARES        AMOUNT      CAPITAL       OPTIONS       DEFICIT)       EQUITY
                                       ------------  ------------  ----------  -------------  ------------  ------------

Issuance of common stock.............     3,500,000  $     35,000                              $  (34,000)   $    1,000

Acquisition of Chanuk................                                                            (362,000)     (362,000)

Net loss for the period May 3, 1995
  (inception) through March 31,
  1996...............................                                                            (299,000)     (299,000)

Balance--March 31, 1996..............     3,500,000        35,000                                (695,000)     (660,000)

Fair value of options granted........                              $  187,000   $  (184,000)                      3,000

Net income for the year..............                                                             680,000       680,000
                                       ------------  ------------  ----------  -------------  ------------  ------------

Balance--March 31, 1997..............     3,500,000  $     35,000  $  187,000   $  (184,000)   $  (15,000)   $   23,000

Amortization of unearned portion of
  compensatory stock options.........                                                28,000                      28,000

Net income for the nine months.......                                                             489,000       489,000
                                       ------------  ------------  ----------  -------------  ------------  ------------

BALANCE--DECEMBER 31, 1997
  (unaudited)........................     3,500,000  $     35,000  $  187,000   $  (156,000)   $  474,000    $  540,000
                                       ------------  ------------  ----------  -------------  ------------  ------------
                                       ------------  ------------  ----------  -------------  ------------  ------------

  The accompanying notes to financial statements are an integral part hereof.

                         AMBASSADOR EYEWEAR GROUP, INC.

                            STATEMENTS OF CASH FLOWS

                                                                PERIOD FROM
                                                                MAY 3, 1995
                                                                (INCEPTION)                   NINE MONTHS ENDED
                                                                  THROUGH    YEAR ENDED          DECEMBER 31,
                                                                 MARCH 31,    MARCH 31,   --------------------------
                                                                   1996         1997         1996          1997
                                                                -----------  -----------  -----------  -------------
                                                                                                 (UNAUDITED)
Cash flows from operating activities:
  Net income (loss)...........................................  $  (299,000) $   680,000  $   368,000  $     489,000
  Adjustments to reconcile net income (loss) to net cash (used
    in) operating activities:
      Depreciation............................................      110,000      175,000      120,000        160,000
      Amortization of deferred financing costs................      127,000       71,000       36,000         39,000
      Amortization of deferred credit.........................                    (8,000)                    (75,000)
      Deferred taxes..........................................     (372,000)     173,000     (133,000)        36,000
      Compensatory stock option...............................                     3,000                      28,000
      Loss on disposal of assets..............................                                                94,000
      Changes in operating assets and liabilities:
        (Increase) decrease in accounts receivable............       57,000   (3,992,000)  (2,212,000)    (2,329,000)
        (Increase) in inventories.............................   (1,550,000)  (1,364,000)  (1,239,000)      (241,000)
        Decrease in prepaid expenses..........................      222,000       98,000      172,000         72,000
        (Increase) decrease in other assets...................     (153,000)     173,000      172,000        (15,000)
        Increase (decrease) in accounts payable...............       28,000      252,000      (80,000)       116,000
        Increase in consulting payable........................                    29,000       19,000         32,000
        Increase in accrued expenses..........................      302,000      106,000      343,000        521,000
        Increase in income taxes payable......................      119,000      425,000      359,000        324,000
                                                                -----------  -----------  -----------  -------------
          Net cash (used in) operating activities.............   (1,365,000)  (3,525,000)  (2,075,000)      (749,000)
                                                                -----------  -----------  -----------  -------------
Cash flows from investing activities:
  Fixed asset acquisitions....................................     (199,000)    (136,000)     (95,000)      (167,000)
  Cash obtained through acquisitions..........................        2,000       59,000       59,000
  Deferred financing costs acquired...........................     (127,000)
  Proceeds from insurance claim...............................       30,000
                                                                -----------  -----------  -----------  -------------
          Net cash (used in) investing activities.............     (294,000)     (77,000)     (36,000)      (167,000)
                                                                -----------  -----------  -----------  -------------
Cash flows from financing activities:
  Net borrowings from bank--line of credit....................    1,667,000    3,575,000    2,229,000        997,000
  Payments of financing costs.................................                   (90,000)     (55,000)
  Payments of registration costs..............................                                              (187,000)
  Proceeds from stockholder/officer...........................       15,000      265,000       15,000        283,000
  Payments of notes payable--stockholders/officer.............      (13,000)                  (12,000)       (30,000)
  Payments of notes payable--Windsor..........................                   (35,000)                    (72,000)
  Payments on capital leases..................................                   (48,000)     (39,000)       (60,000)
                                                                -----------  -----------  -----------  -------------
          Net cash provided by financing activities...........    1,669,000    3,667,000    2,138,000        931,000
                                                                -----------  -----------  -----------  -------------
NET INCREASE IN CASH..........................................       10,000       65,000       27,000         15,000
Cash--beginning of period.....................................         -0 -       10,000       10,000         75,000
                                                                -----------  -----------  -----------  -------------
CASH--END OF PERIOD...........................................  $    10,000  $    75,000  $    37,000  $      90,000
                                                                -----------  -----------  -----------  -------------
                                                                -----------  -----------  -----------  -------------
Supplementary cash flow information:
  Income taxes paid (net of refunds received).................               $    88,000  $    48,000  $     (90,000)
  Interest paid...............................................  $   300,000      629,000      418,000        934,000
Supplementary schedule of noncash investing and financing
  activities:
    Deferred financing fee....................................                   100,000
    Acquisitions (see Note C)
    Accrued offering costs....................................                                               250,000
    Equipment acquired under capital leases...................      189,000       51,000        7,000        134,000

  The accompanying notes to financial statements are an integral part hereof.

                         AMBASSADOR EYEWEAR GROUP, INC.

                         NOTES TO FINANCIAL STATEMENTS

      (UNAUDITED WITH RESPECT TO DATA AS OF DECEMBER 31, 1997 AND FOR THE
              NINE-MONTH PERIODS ENDED DECEMBER 31, 1996 AND 1997)

(NOTE A)--THE COMPANY AND BASIS OF PRESENTATION:

    Ambassador Eyewear Group, Inc. (the "Company", formerly Diplomat Ambassador, Inc.), designs, markets and distributes prescription eyeglass frames and nonprescription sunglasses to department and specialty stores, optical chains and eyewear boutiques worldwide. On May 3, 1995 the Company was organized and on May 10, 1995, acquired substantially all of the assets and assumed certain of the liabilities of Chanuk Inc. ("Chanuk") and became the business successor. On June 26, 1996 the Company acquired substantially all of the assets and assumed certain of the liabilities of Windsor Optical, Inc. ("Windsor"). On February 26, 1997 the Company acquired from a bank substantially all of the assets of Renaissance Eyewear Inc. ("Renaissance") and incurred certain other obligations (see Note C and L [7]).

    The Company imports substantially all of its frames and nonprescription sunglasses from a limited number of international suppliers, principally in the Far East.

(NOTE B)--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

    [1] USE OF ESTIMATES:

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    [2] INVENTORIES:

    Inventories, consisting principally of eyeglass frames and sunglasses, are stated at the lower of cost or market. Cost is determined by the first-in, first-out method.

    [3] FIXED ASSETS:

    Fixed assets, including assets held under capital leases, are stated at cost and depreciation is computed by the straight line method over the estimated useful lives of 5 to 7 years. Leasehold improvements are stated at cost and are amortized over the shorter of the lease term or the estimated useful lives of the related assets.

    [4] AMORTIZATION OF INTANGIBLE ASSETS:

    Deferred financing costs are being amortized on a straight line basis over the remaining term of the revolving credit facility. (See Note F[1]). Accumulated amortization was $71,000 and $110,000, respectively at March 31, 1997 and December 31, 1997.

    [5] DEFERRED CREDIT:

    The deferred credit represents the excess value of net assets of Renaissance acquired over cost, which is being amortized over a period of five years. Accumulated amortization was $8,000 and $83,000, respectively at March 31, 1997 and December 31, 1997.

    [6] INCOME TAXES:

    The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes" which requires the use of the liability method of accounting for income taxes. The Company reports on a calendar year end for income tax purposes.

                         AMBASSADOR EYEWEAR GROUP, INC.

      (UNAUDITED WITH RESPECT TO DATA AS OF DECEMBER 31, 1997 AND FOR THE
              NINE-MONTH PERIODS ENDED DECEMBER 31, 1996 AND 1997)

(NOTE B)--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
    [7] REVENUE RECOGNITION:

    Revenue is recognized when merchandise is shipped to customers. The Company accrues a sales return allowance in accordance with its return policy for estimated returns of inventory subsequent to the balance sheet date that relate to sales prior to the balance sheet date. Estimated sales returns are provided for and at March 31, 1997 and December 31, 1997 the allowance for returns was $555,000 and $365,000, respectively.

    [8] INCOME (LOSS) PER SHARE:

    The Company adopted SFAS No. 128, "Earnings Per Share," in the period ended December 31, 1997 and has retroactively applied the effects thereof for all periods presented. Accordingly, the presentation of per share information includes calculations of basic and diluted income (loss) per share. The impact on the per share amounts previously reported was not significant for any of the periods presented.

    Potential common shares, consisting of 166,833 options, were not included in the calculation of diluted loss per share for the period from May 3, 1995 thru March 31, 1996 since their effect would be antidilutive.

    Additionally, pursuant to the Commission's Staff Accounting Bulletin No. 98, potential common shares issued at prices below the anticipated public offering price during the twelve months preceding the initial filing date of the registration statement have been included in the calculations of diluted income
(loss) per share in a manner similar to a stock split or stock dividend.

    [9] CONCENTRATION OF CREDIT RISK:

    Financial instruments which potentially subject the Company to significant concentrations of credit risk consist principally of accounts receivable. The Company extends credit to a substantial number of its customers and performs ongoing credit evaluations of the customers' financial condition while requiring no collateral.

    [10] FAIR VALUES OF FINANCIAL INSTRUMENTS:

    Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," requires the Company to disclose estimated fair values for its financial instruments. The carrying amounts reported in the balance sheet for cash, accounts receivable, accounts payable and accrued expenses approximate fair value because of the short maturity period of those instruments. In addition the carrying amounts reported for notes payable approximate fair value based on recent market rates of interest for similar instruments.

    [11] STOCK-BASED COMPENSATION:

    During the year ended March 31, 1997 the Company adopted Statement of Financial Accounting Standards Board No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). The provisions of SFAS No. 123 allow companies to either expense the estimated fair value of stock options or other awards granted to employees or to continue to follow the intrinsic value method set forth in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") but disclose the pro forma effects on net income
(loss) had the fair value of the options been expensed. The Company has elected to continue to apply APB No.25 to its stock-based compensation awards to employees and will disclose pro forma net income (loss) and basic and diluted income (loss) per share in accordance with

                         AMBASSADOR EYEWEAR GROUP, INC.

      (UNAUDITED WITH RESPECT TO DATA AS OF DECEMBER 31, 1997 AND FOR THE
              NINE-MONTH PERIODS ENDED DECEMBER 31, 1996 AND 1997)

(NOTE B)--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
SFAS No. 123. Accordingly, the Company accounts for the difference between the exercise price of compensatory stock options and the fair value of the stock as "Unearned Compensatory Stock Options," which the Company charges to operations over the vesting period.

    [12] FOREIGN CURRENCY TRANSACTIONS:

    Foreign currency transaction gain and losses are recognized as incurred. During the period from May 3, 1995 (inception) through March 31, 1996, the year ended March 31, 1997 and the nine months ended December 31, 1997 gains/losses were not material.

    [13] ADVERTISING:

    The costs of advertising are expensed when incurred or the first time the advertising takes place. Advertising expense for the period from May 3, 1995 (inception) through March 31, 1996, for the year ended March 31, 1997 and the nine months ended December 31, 1997 was approximately $155,000, $277,000 and $160,000, respectively.

    [14] RECENT ACCOUNTING PRONOUNCEMENTS:

    In June 1997, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 129, "Disclosure of Information about Capital Structure", No. 130, "Reporting Comprehensive Income", and No. 131, "Disclosure about Segments of an Enterprise and Related Information". The Company believes that the above pronouncements will not have a significant effect on the information presented in the financial statements.

    [15] UNAUDITED INTERIM FINANCIAL STATEMENTS:

    In the opinion of management, the unaudited financial statements include all adjustments, consisting of normal recurring accruals, necessary for a fair presentation of the Company's financial position at December 31, 1997 and results of operations and cash flows for the nine-month periods ended December 31, 1997 and 1996. The financial statements as of December 31, 1997 and for the nine months ended December 31, 1997 are not necessarily indicative of the results that may be expected for the year ending March 31, 1998.

(NOTE C)--ASSET ACQUISITIONS:

    [1] CHANUK:

    In May 1995 the Company acquired substantially all of the assets and assumed certain of the liabilities of Chanuk, an eyewear distributor and a predecessor entity. The majority stockholder (74 percent) of Chanuk is the mother-in-law of one of the Company's 50% stockholders. Such 50% stockholder is the President and Chief Executive Officer of the Company and was the President of Chanuk. The Company's other 50% stockholder owned a minority interest (approximately 10%) in Chanuk. The Company became the business successor to Chanuk and the transaction is considered a recapitalization rather than a business combination. The acquisition was recorded at Chanuk's historical cost basis which approximates fair value. The Company issued two notes payable aggregating $687,000, for the value of the net assets acquired, to its two stockholders as consideration for a note issued by the stockholders to Chanuk for the same amount

                         AMBASSADOR EYEWEAR GROUP, INC.

      (UNAUDITED WITH RESPECT TO DATA AS OF DECEMBER 31, 1997 AND FOR THE
              NINE-MONTH PERIODS ENDED DECEMBER 31, 1996 AND 1997)

(NOTE C)--ASSET ACQUISITIONS: (CONTINUED)
(see Note F). The excess ($362,000) of the notes payable over the historical basis of the net assets acquired has been accounted for as a reduction of stockholders' equity. The cost was recorded as follows:

Cash............................................................  $    2,000
Accounts receivable, net........................................   2,089,000
Inventory.......................................................   2,995,000
Prepaid expenses & other assets.................................     442,000
Fixed assets....................................................     468,000
Note payable--bank..............................................  (2,288,000)
Accounts payable................................................  (2,875,000)
Loans payable--stockholders.....................................    (508,000)
Deficit.........................................................     362,000
                                                                  ----------
Notes payable--stockholders.....................................  $  687,000
                                                                  ----------
                                                                  ----------

    [2] WINDSOR:

    In June 1996 the Company acquired substantially all of the assets and assumed certain of the liabilities of Windsor, an eyewear distributor. In addition, the Company paid $100,000 cash and issued two notes payable to Windsor aggregating $450,000. This acquisition was treated for accounting purposes as a purchase. Accordingly, the various assets acquired and liabilities assumed were recorded at their respective estimated fair values as of the date of acquisition. The cost of the acquisition was allocated as follows:

Cash............................................................  $   59,000
Accounts receivable, net........................................     448,000
Inventory.......................................................   1,937,000
Fixed assets....................................................      45,000
Other assets....................................................      66,000
Loan payable--bank (including $100,000 borrowed in connection with the purchase)............................................  (1,022,000)
Accounts payable................................................  (1,083,000)
                                                                  ----------
Notes payable--Windsor..........................................  $  450,000
                                                                  ----------
                                                                  ----------

    The Company entered into a three year employment agreement with one of the principal stockholders of Windsor, who is currently an officer of the Company (see Note L[2]). The Company also granted options to purchase 151,667 shares of common stock at $1.50 per share to this individual. In addition the Company entered into a consulting agreement with another principal stockholder of Windsor (see Note L[3]).

    [3] RENAISSANCE:

    In February 1997 the Company purchased substantially all of the assets of Renaissance, an eyewear distributor, from Summit Bank after Summit Bank had passively foreclosed on Renaissance upon default of its loan agreement. The Company also satisfied certain obligations aggregating $400,000 and entered into a noncompete agreement and a consulting agreement with the former owner of Renaissance which provide for annual aggregate payments of $200,000 per year for five years (see Note L[3]). In addition the

                         AMBASSADOR EYEWEAR GROUP, INC.

      (UNAUDITED WITH RESPECT TO DATA AS OF DECEMBER 31, 1997 AND FOR THE
              NINE-MONTH PERIODS ENDED DECEMBER 31, 1996 AND 1997)

(NOTE C)--ASSET ACQUISITIONS: (CONTINUED)
Company granted the former owner options to purchase 180,833 shares of common stock at $3 per share. The Company valued the option at $187,000 representing the fair value at date of grant which is being charged to operations over five years. The excess of the fair value of the net assets acquired over the purchase price was first applied as a reduction of noncurrent assets and the remaining balance is treated for accounting purposes as a deferred credit. The cost of the acquisition was allocated as follows:

Accounts receivable, net........................................  $  975,000
Inventory.......................................................   3,662,000
Prepaid expenses................................................      53,000
Note payable--bank..............................................  (3,446,000)
Deferred credit.................................................    (844,000)
Accrued expenses................................................    (400,000)

    The Company's financial statements include the operations of the acquired entities from the respective dates of such acquisitions.

    [4] PRO FORMA RESULTS OF OPERATIONS:

    The following unaudited pro forma summary of results of operations has been prepared as if each of the acquisitions had occurred on May 3, 1995 (inception) after giving effect to all purchase price adjustments and the elimination of nonrecurring items:

                                                                  PERIOD FROM
                                                                  MAY 3, 1995
                                                                  (INCEPTION)    YEAR ENDED
                                                                 TO MARCH 31,     MARCH 31,
PRO FORMA                                                            1996           1997
---------------------------------------------------------------  -------------  -------------
Net revenue....................................................  $  28,172,000  $  29,129,000
Net income (loss)..............................................       (475,000)       136,000
Basic income (loss) per share..................................  $        (.14) $         .04
Diluted income (loss) per share................................  $        (.13) $         .04

    The pro forma results do not purport to be indicative of the results that would have actually been achieved if the respective acquisitions had taken place as of May 3, 1995 (inception) or of results which may occur in the future.

(NOTE D)--ACCOUNTS RECEIVABLE:

    The Company has recorded allowances of $2,394,000 and $1,866,000 as of March 31, 1997 and December 31, 1997, respectively, against accounts receivable. Management believes, based on information available at the financial statement dates, that such allowances are adequate valuation reserves against potential uncollectable accounts and returns. Management does not believe that there exists presently a substantial risk that receivable recovery will be materially less than the net carrying amount of its accounts receivable. Additionally, receivables over 180 days have been substantially reserved.

                         AMBASSADOR EYEWEAR GROUP, INC.

      (UNAUDITED WITH RESPECT TO DATA AS OF DECEMBER 31, 1997 AND FOR THE
              NINE-MONTH PERIODS ENDED DECEMBER 31, 1996 AND 1997)

(NOTE E)--FIXED ASSETS:

    Fixed assets are summarized as follows:

                                                                    MARCH 31,    DECEMBER 31,
                                                                       1997          1997
                                                                   ------------  -------------
Furniture, fixtures and displays.................................  $    232,000   $   262,000
Equipment........................................................       636,000       829,000
Leasehold improvements...........................................       152,000       148,000
                                                                   ------------  -------------
    Total........................................................     1,022,000     1,239,000
Accumulated depreciation.........................................       276,000       447,000
                                                                   ------------  -------------
    Balance......................................................  $    744,000   $   792,000
                                                                   ------------  -------------
                                                                   ------------  -------------

(NOTE F)--BANK LOANS AND LONG-TERM DEBT:

    [1] BANK LOANS:

    The Company has entered into a revolving line of credit agreement with a bank which expires annually on June 1, is automatically renewed for one year and provides for borrowings of up to a maximum of $12,000,000 based on specified percentages, described in the agreement, of eligible accounts receivable and inventories. Borrowings under the agreement bear interest at the prime rate (8.5% at March 31, 1997 and December 31, 1997). The credit facility is collateralized by substantially all of the assets of the Company and contains certain restrictive covenants including the payment of dividends. The credit facility is represented by demand notes payable to the bank under which the bank may demand repayment at any time. During the nine months ended December 31, 1997 the Company entered into an overadvance line of credit of $1,000,000 pursuant to an agreement which is due on the earlier of February 20, 1998 or the closing of the proposed public offering. $2.2 million under the revolving line of credit is guaranteed by the stockholders/officers of the Company which amount is subject to an increase of $750,000 if the proposed offering does not close by February 20, 1998. At March 31, 1997 and December 31, 1997 $11,998,000 and $12,995,000,
respectively was outstanding under the credit facility.

    Upon the closing of the Company's anticipated initial public offering, a fee of $100,000 will be due to the bank. This fee was recorded as a deferred financing cost and is being amortized over the remaining term of the credit facility.

    [2] LONG-TERM DEBT:

    Long-term debt consists of the following:

                                                                   DECEMBER
                                                       MARCH 31,      31,
                                                         1997        1997
                                                       ---------  -----------
Notes payable--Windsor(a)............................  $ 415,000   $ 343,000
Less amounts due within one year.....................     96,000     101,000
                                                       ---------  -----------
Amounts due after one year...........................  $ 319,000   $ 242,000
                                                       ---------  -----------
                                                       ---------  -----------

    (a) In connection with the acquisition of Windsor in June 1996, the Company issued two notes aggregating $450,000 to Windsor which bear interest at the rate of 7% per annum. The notes are payable in aggregate monthly installments of principal and interest of approximately $10,000 through January 2000 and approximately $5,000 thereafter through July 2003.

                         AMBASSADOR EYEWEAR GROUP, INC.

      (UNAUDITED WITH RESPECT TO DATA AS OF DECEMBER 31, 1997 AND FOR THE
              NINE-MONTH PERIODS ENDED DECEMBER 31, 1996 AND 1997)

(NOTE F)--BANK LOANS AND LONG-TERM DEBT: (CONTINUED)
    Long-term debt is payable as follows:

YEAR ENDING MARCH 31,
----------------------------------------------------------------------------------
1998..............................................................................  $   96,000
1999..............................................................................     103,000
2000..............................................................................      58,000
2001..............................................................................      45,000
2002..............................................................................      48,000
Thereafter........................................................................      65,000
                                                                                    ----------
    TOTAL.........................................................................  $  415,000
                                                                                    ----------
                                                                                    ----------

(NOTE G)--NOTES PAYABLE--STOCKHOLDERS/OFFICER:

    In connection with the acquisition of Chanuk in May 1995 the Company assumed a note payable to a stockholder/officer of the Company in the amount of $508,000. The note bears interest at the rate of 8% per annum and is payable on demand. At March 31, 1997 and December 31, 1997 the balance due on the note was $495,000.

    Two stockholders/officers personally satisfied a portion of the purchase price and the Company issued notes payable of $343,500 to each of the officers for such amounts. The notes payable bear interest at a rate of 8% per annum and are due on demand but no later than January 1, 2000 and are subordinate to the bank debt. At March 31, 1997 and December 31, 1997 the balance on these notes aggregated $686,000.

    In February 1997, stockholders/officers loaned the Company $280,000 in connection with the acquisition of substantially all of the assets of Renaissance. The loan is payable on demand and bears interest at the rate of 8% per annum. During the nine months ended December 31, 1997 the Company repaid $30,000 of this loan and borrowed an additional $220,000 under the same terms.

    Subsequent to December 31, 1997, the Company agreed to issue convertible notes in exchange for $1,181,000 of the outstanding balance of these notes. Such notes are convertible, at the holder's option, into Common Shares at the initial public offering price.

(NOTE H)--CAPITAL LEASES PAYABLE:

    The Company leases equipment under various agreements with terms of 32 to 60 months and accounts for these leases as capital leases. Equipment purchases under these leases for the period from May 3, 1995 (inception) through March 31, 1996, for the year ended March 31, 1997 and for the nine months ended December 31, 1997 were $189,000, $51,000 and $134,000, respectively. The net book value of equipment held under capital leases was approximately $183,000 and $257,000, respectively at March 31, 1997 and December 31, 1997.

                         AMBASSADOR EYEWEAR GROUP, INC.

      (UNAUDITED WITH RESPECT TO DATA AS OF DECEMBER 31, 1997 AND FOR THE
              NINE-MONTH PERIODS ENDED DECEMBER 31, 1996 AND 1997)

(NOTE H)--CAPITAL LEASES PAYABLE: (CONTINUED)
    Future lease payments as of March 31, 1997 are as follows:

YEAR ENDING MARCH 31,
----------------------------------------------------------------------------------
1998..............................................................................  $   91,000
1999..............................................................................      69,000
2000..............................................................................      29,000
2001..............................................................................       5,000
                                                                                    ----------
    Total.........................................................................     194,000
Less amounts representing interest................................................      35,000
                                                                                    ----------
Present value of future lease payments............................................     159,000
Less amount due within one year...................................................      69,000
                                                                                    ----------
Amounts due after one year........................................................  $   90,000
                                                                                    ----------
                                                                                    ----------

(NOTE I)--STOCKHOLDERS' EQUITY:

    [1] COMMON STOCK:

    In May 1995 the Company issued 1,500 shares of its common stock to each of its two stockholders, both of whom are officers of the Company.

    In June 1997 the Company effected a 1,166.67 for 1 stock split. The financial statements give retroactive effect to this transaction as if it occurred on May 3, 1995 (inception).

    In June 1997 the Company amended its certificate of incorporation to increase the authorized capital stock to 11,000,000 shares, of which 10,000,000 are common stock and 1,000,000 preferred stock. The accompanying financial statements reflect this increase retroactively.

    [2] STOCK OPTIONS:

    The Company applies APB 25 in accounting for stock-based compensation to employees and, accordingly, recognizes compensation expense for the difference between the fair value of the underlying common stock and the exercise price of the option at the date of grant. The effect of applying SFAS No. 123 on fiscal 1996 and 1997 pro forma net income (loss) is not necessarily representative of the effects on reported net income (loss) for future years due to, among other things, (1) the vesting period of the stock options and (2) the fair value of additional stock options that may be granted in future years. Had compensation cost for the Company's stock options granted to employees been determined based upon the fair value at the grant date consistent with the methodology prescribed under SFAS No. 123, the Company's net income (loss), basic income (loss) per share and diluted income (loss) per share would have been approximately (i) $(302,000), $(.09) and $(.08), respectively, for the period May 3, 1995
(inception) through March 31, 1996 and (ii) $661,000, $.19 and $.17, respectively, for the year ended March 31, 1997. The weighted average fair value of the options granted during fiscal 1996 and 1997 are estimated at $.09 and $.80, respectively, on the date of grant using the Black-Scholes option-pricing model with the following assumptions: dividend yield of 0%, volatility of 30%, risk-free interest rate of 6.74%, and expected life of four years.

    During the nine months ended December 31, 1997, the Company adopted a stock option plan (the "Plan") pursuant to which options to purchase up to 150,000 shares of the Company's common stock may be granted to employees (including employees who are also directors and officers), consultants and independent contractors. The Plan is currently administered by the Board of Directors. At December 31, 1997 no options had been granted under the Plan.

                         AMBASSADOR EYEWEAR GROUP, INC.

                         NOTES TO FINANCIAL STATEMENTS

      (UNAUDITED WITH RESPECT TO DATA AS OF DECEMBER 31, 1997 AND FOR THE
              NINE-MONTH PERIODS ENDED DECEMBER 31, 1996 AND 1997)

(NOTE I)--STOCKHOLDERS' EQUITY: (CONTINUED)

    THE FOLLOWING TABLE SUMMARIZES INFORMATION ABOUT STOCK OPTIONS OUTSTANDING AT MARCH 31, 1997 AND DECEMBER 31, 1997 (ALL EXERCISABLE):

                                                         WEIGHTED AVERAGE
                                                       REMAINING CONTRACTUAL      AVERAGE
               EXERCISE                   NUMBER          LIFE (IN YEARS)        EXERCISE
                PRICE                   OUTSTANDING      AT MARCH 31, 1997         PRICE
--------------------------------------  -----------  -------------------------  -----------
$ .25.................................     166,833                   2           $     .25
 1.50.................................     151,667                   3                1.50
 3.00.................................     180,833                   5                3.00
                                        -----------
Total.................................     499,333                                    1.63
                                        -----------
                                        -----------

    Subsequent to December 31, 1997 one of the Company's two stockholders/executive officers agreed to grant the other stockholder/executive officer an option to purchace up to 500,000 of his shares of the Company's common stock at $6.00 per share. None of the proceeds upon exercise of the options will be received by the Company. The option was granted as consideration for services rendered to the Company. The Company will account for this transaction as an employee stock option and accordingly no expense will be recognized.

(NOTE J)--PROPOSED PUBLIC OFFERING:

    The Company has signed a letter of intent with an underwriter with respect to a proposed public offering of the Company's securities. There is no assurance that such offering will be consummated. In connection therewith, the Company anticipates incurring substantial costs, which, if the offering is not consummated, will be charged to expense.

(NOTE K)--INCOME TAXES:

    The provisions for federal and state income taxes for the period from May 3, 1995 (inception) through March 31, 1996, for the year ended March 31, 1997 and for the nine-month periods ended December 31, 1996 and 1997 are comprised of the following:

                                             PERIOD FROM
                                             MAY 3, 1995
                                             (INCEPTION)                 NINE MONTHS ENDED
                                               THROUGH    YEAR ENDED        DECEMBER 31,
                                              MARCH 31,    MARCH 31,   ----------------------
                                                1996         1997         1996        1997
                                             -----------  -----------  ----------  ----------
Current:
  Federal..................................   $  75,000    $ 325,000   $  274,000  $  149,000
  State....................................      43,000      188,000      159,000      86,000
                                             -----------  -----------  ----------  ----------
                                                118,000      513,000      433,000     235,000
                                             -----------  -----------  ----------  ----------
Deferred:
  Federal..................................    (238,000)    (111,000)     (85,000)     23,000
  State....................................    (134,000)     (62,000)     (48,000)     13,000
                                             -----------  -----------  ----------  ----------
                                               (372,000)    (173,000)    (133,000)     36,000
                                             -----------  -----------  ----------  ----------
        Total..............................   $(254,000)   $ 340,000   $  300,000  $  271,000
                                             -----------  -----------  ----------  ----------
                                             -----------  -----------  ----------  ----------

                         AMBASSADOR EYEWEAR GROUP, INC.

      (UNAUDITED WITH RESPECT TO DATA AS OF DECEMBER 31, 1997 AND FOR THE
              NINE-MONTH PERIODS ENDED DECEMBER 31, 1996 AND 1997)

(NOTE K)--INCOME TAXES: (CONTINUED)
    The deferred tax asset of $586,000 and liability of $41,000 at March 31, 1997 and the deferred tax asset of $526,000 and liability of $18,000 at December 31, 1997 represent the anticipated future tax consequences attributable to temporary differences between the basis of assets and liabilities for financial and tax reporting purposes and consists of the following components:

                                                 MARCH 31, 1997          DECEMBER 31, 1997
                                             -----------------------  -----------------------
                                              CURRENT    NONCURRENT    CURRENT    NONCURRENT
                                             ----------  -----------  ----------  -----------
Accounts receivable........................  $  283,000               $  210,000
Inventory valuation........................     252,000                  252,000
Depreciation...............................               $ (41,000)               $ (18,000)
Accounts payable...........................      12,000                   28,000
Other......................................      36,000                   36,000
                                             ----------  -----------  ----------  -----------
        Total..............................  $  586,000   $ (41,000)  $  526,000   $ (18,000)
                                             ----------  -----------  ----------  -----------
                                             ----------  -----------  ----------  -----------

    Expected tax expense based on the statutory rate is reconciled with actual tax expense as follows:

                                                       PERIOD FROM
                                                       MAY 3, 1995                    NINE MONTHS ENDED
                                                       (INCEPTION)
                                                         THROUGH       YEAR ENDED        DECEMBER 31,
                                                        MARCH 31,       MARCH 31,    --------------------
                                                          1996            1997         1996       1997
                                                     ---------------  -------------  ---------  ---------
Federal statutory rate.............................          34.0%           34.0%        34.0%      34.0%
State income tax, net of federal benefit...........          10.8%            8.1%        10.9%       8.5%
Recognition of liability for tax purposes..........                          (8.6)%                  (6.3)%
Other..............................................           1.1%            (.2)%                   (.5)%
                                                               ---            ---          ---  ---------
Effective tax rate.................................           45.9  %        33.3  %      44.9%      35.7%
                                                               ---            ---          ---  ---------
                                                               ---            ---          ---  ---------

(NOTE L)--COMMITMENTS, CONTINGENCIES AND OTHER MATTERS:

    [1] OPERATING LEASES:

    The Company currently leases office, warehouse, showroom facilities and equipment under operating leases, which expire at various times through 2002.

                         AMBASSADOR EYEWEAR GROUP, INC.

      (UNAUDITED WITH RESPECT TO DATA AS OF DECEMBER 31, 1997 AND FOR THE
              NINE-MONTH PERIODS ENDED DECEMBER 31, 1996 AND 1997)

(NOTE L)--COMMITMENTS, CONTINGENCIES AND OTHER MATTERS: (CONTINUED)
    Future minimum lease payments under noncancelable leases at March 31, 1997 are as follows:

                                   YEAR ENDING
                                    MARCH 31,
----------------------------------------------------------------------------------
      1998........................................................................  $  231,000
      1999........................................................................     150,000
      2000........................................................................     150,000
      2001........................................................................      47,000
      2002........................................................................      13,000
      Thereafter..................................................................       3,000
                                                                                    ----------
          Total...................................................................  $  594,000
                                                                                    ----------
                                                                                    ----------

    During the nine months ended December 31, 1997 the company entered into a lease and moved to a new facility. The lease agreement provides for aggregate minimum rental payments of approximately $1.6 million through December 2002. In connection therewith the Company wrote off certain assets which will no longer be utilized, resulting in a charge to operations of $79,000 during the nine months ended December 31, 1997.

    Rent expense for the period from May 3, 1995 (inception) through March 31, 1996, for the year ended March 31, 1997 and for the nine months ended December 31, 1997 was approximately $76,000, $140,000 and $265,000, respectively.

    [2] EMPLOYMENT AGREEMENTS:

    The Company has entered into an employment agreement with the President/Chief Executive Officer which provides for an annual salary of $175,000. The Agreement was amended by oral agreement to increase the annual salary to $250,000. The agreement shall continue so long as the President remains a stockholder of the Company, unless the agreement is terminated as defined in the agreement. The Company has an employment agreement with one of the former principal stockholders of Windsor. The employment agreement provides for annual salaries ranging from $105,000 to $120,000 through the year 2000 and a minimum bonus of 5% of the bonuses granted to the principal stockholders of the Company.

    [3] CONSULTING AND NONCOMPETE AGREEMENTS:

    The Company has entered into an agreement with an affiliate of one of the officers/stockholders to provide consulting, advisory and other supportive services for an annual fee of $208,000. In March 1997 the agreement was orally amended to increase payments to $5,000 per week. The agreement shall continue as long as the officer remains a stockholder of the Company, unless the agreement is terminated as defined in the agreement.

    In May 1995 in connection with the Chanuk acquisition the Company entered into two separate ten year consulting agreements to provide consulting, advisory and support services to the Company for $500 per week each.

    In connection with the acquisition of Renaissance the Company entered into a noncompete agreement and consulting agreement with the stockholder of Renaissance which provide for annual aggregate payments of $200,000 per year through February 2002.

                         AMBASSADOR EYEWEAR GROUP, INC.

      (UNAUDITED WITH RESPECT TO DATA AS OF DECEMBER 31, 1997 AND FOR THE
              NINE-MONTH PERIODS ENDED DECEMBER 31, 1996 AND 1997)

(NOTE L)--COMMITMENTS, CONTINGENCIES AND OTHER MATTERS: (CONTINUED)
    In addition the Company entered into a three year consulting agreement, which began in June 1996, with a principal stockholder of Windsor which provides for 36 monthly payments of $6,944 commencing June 2004. The Company has present valued the payments and has recorded an expense of approximately $29,000 and a corresponding liability for the year ended March 31, 1997.

    [4] MAJOR CUSTOMER:

    One major customer accounted for approximately 51%, 35% and 37%of net sales for the period May 3, 1995 (inception) through March 31, 1996, for the year ended March 31, 1997 and for the nine months ended December 31, 1997, respectively.

    [5] ROYALTY AND LICENSING AGREEMENTS:

    The Company has entered into various license agreements which provide for the payment of royalties ranging from 6% to 8% of net selling price of products sold, as defined.

    The Company is obligated under these agreements to make future minimum payments as follows:

                                  YEAR ENDING
                                   MARCH 31,
--------------------------------------------------------------------------------
      1998......................................................................  $    944,000
      1999......................................................................       528,000
      2000......................................................................       269,000
      2001......................................................................        97,000
                                                                                  ------------
          Total.................................................................  $  1,838,000
                                                                                  ------------
                                                                                  ------------

    [6] LETTERS OF CREDIT:

    At March 31, 1997 and December 31, the Company had outstanding irrevocable letters of credit in the amount of $52,000 and $0, respectively.

    [7] SUCCESSOR LIABILITIES:

    In connection with the acquisition of all of the assets of Renaissance in February 1997 no liabilities of Renaissance were assumed by the Company. To the extent that any creditors of Renaissance seek recourse against the Company as the purchaser of substantially all of the asssets of Renaissance, the Company may incur substantial expenses in connection with defending any such actions. Additionally, to the extent that creditors are successful on asserting any claims against the Company as successor to Renaissance, the Company would be required to charge its operations.

(NOTE M)--RELATED PARTY TRANSACTIONS:

    During the nine months ended December 31, 1997, the Company's two stockholders, who are also executive officers, entered into an agreement with the Company's landlord to purchase the Company's facility. The stockholders/executive officers have also entered into an agreement to rent the facility to the Company at substantially the same terms and conditions set forth in the Company's current lease.

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors
Renaissance Eyewear, Inc.
Cranford, NJ

    We have audited the accompanying statement of assets, liabilities and capital deficiency of Renaissance Eyewear, Inc. (the "Company") as at October 31, 1996 and the related statements of operations, changes in capital deficiency and cash flows all preceding the bank taking possession of the assets (Note A) for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the financial statements enumerated above present fairly, in all material respects, the financial position of Renaissance Eyewear, Inc. at October 31, 1996 and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

    As discussed in Notes A and K to the financial statements, the Company defaulted on its bank loan. In February 1997, the bank took possession of all of the Company's assets.

                                          Richard A. Eisner & Company, LLP

New York, New York
June 12, 1997

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors
Renaissance Eyewear, Inc.

    We have audited the accompanying combined statements of operations, changes in stockholders' equity and cash flows of Renaissance Eyewear, Inc. and Affiliate for the year ended October 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the 1995 combined financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Renaissance Eyewear, Inc. and Affiliate for the year ended October 31, 1995, in conformity with generally accepted accounting principles.

                                          J. H. Cohn LLP

Roseland, New Jersey
December 22, 1995

                           RENAISSANCE EYEWEAR, INC.

            STATEMENT OF ASSETS, LIABILITIES AND CAPITAL DEFICIENCY
               PRECEDING THE BANK TAKING POSSESSION OF THE ASSETS
                                    (NOTE A)

                             AS AT OCTOBER 31, 1996

                                           ASSETS
Current assets:
  Cash..........................................................................  $    8,000
  Accounts receivable, net of allowance for returns and doubtful accounts of
    $967,000....................................................................   2,268,000
  Other receivables.............................................................      87,000
  Inventories...................................................................   3,705,000
  Prepaid expenses..............................................................      90,000
                                                                                  ----------
      Total current assets......................................................   6,158,000
Other assets....................................................................     273,000
                                                                                  ----------
      TOTAL.....................................................................  $6,431,000
                                                                                  ----------
                                                                                  ----------
                             LIABILITIES AND CAPITAL DEFICIENCY
Current liabilities:
  Loan payable--bank............................................................  $2,663,000
  Long-term debt................................................................     638,000
  Accounts payable and accrued expenses.........................................   3,597,000
  Bank acceptances payable......................................................     219,000
  Due to related party..........................................................     180,000
                                                                                  ----------
      Total current liabilities.................................................   7,297,000
                                                                                  ----------
Commitments and contingencies
Capital deficiency:
  Preferred stock, $1,000 par value, nonvoting; 5,000 shares authorized;
    1,970.915 shares issued.....................................................   1,971,000
  Common stock, no par value; 15,000 shares authorized, issued and
    outstanding.................................................................      81,000
  Additional paid-in capital....................................................   2,124,000
  (Accumulated deficit).........................................................  (4,844,000)
  Treasury stock, 198 shares of preferred stock at cost.........................    (198,000)
                                                                                  ----------
      Total capital deficiency..................................................    (866,000)
                                                                                  ----------
      TOTAL.....................................................................  $6,431,000
                                                                                  ----------
                                                                                  ----------

           Attention is directed to the foregoing accountants' report and to the accompanying notes to financial statements.

                           RENAISSANCE EYEWEAR, INC.

                            STATEMENTS OF OPERATIONS

               PRECEDING THE BANK TAKING POSSESSION OF THE ASSETS

                                    (NOTE A)

                                                                                              YEAR ENDED
                                                                                             OCTOBER 31,
                                                                                     ----------------------------
                                                                                         1996           1995
                                                                                     -------------  -------------
Revenue:
  Net sales........................................................................  $  14,097,000  $  17,382,000
  Other income, including interest.................................................        469,000        446,000
                                                                                     -------------  -------------
    Total..........................................................................     14,566,000     17,828,000
                                                                                     -------------  -------------
Costs and expenses:
  Cost of sales....................................................................      7,497,000      8,162,000
  Selling expenses.................................................................      5,541,000      6,773,000
  General and administrative expenses..............................................      3,018,000      2,946,000
  Interest expense.................................................................        478,000        523,000
                                                                                     -------------  -------------
    Total..........................................................................     16,534,000     18,404,000
                                                                                     -------------  -------------
Loss from operations before write off of receivable from affiliate, impairment of
  fixed assets and income tax benefit..............................................     (1,968,000)      (576,000)
Income tax (benefit)...............................................................        (19,000)      (389,000)
Write off of uncollectible receivable from affiliate...............................      2,810,000
Loss on Impairment of fixed assets.................................................        876,000
                                                                                     -------------  -------------
NET LOSS...........................................................................  $  (5,635,000) $    (187,000)
                                                                                     -------------  -------------
                                                                                     -------------  -------------

           Attention is directed to the foregoing accountants' report and to the accompanying notes to financial statements.

                           RENAISSANCE EYEWEAR, INC.

       STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (CAPITAL DEFICIENCY)

               PRECEDING THE BANK TAKING POSSESSION OF THE ASSETS
                                    (NOTE A)

                                                                    PROFESSIONAL
                                   RENAISSANCE EYEWEAR, INC.        TECHNOLOGY
                              ------------------------------------  CONSULTANTS   ADDITIONAL     RETAINED
                               PREFERRED     COMMON     TREASURY      COMMON       PAID-IN       EARNINGS
                                 STOCK        STOCK       STOCK        STOCK       CAPITAL       (DEFICIT)        TOTAL
                              ------------  ---------  -----------  -----------  ------------  -------------  -------------
Balance--November 1, 1994...  $  1,971,000  $  81,000  $  (167,000)  $   1,000   $  2,124,000  $     977,000  $   4,987,000
Purchase of treasury
  stock.....................            --         --      (15,000)         --             --             --        (15,000)
Dissolution of affiliate....            --         --           --      (1,000)            --          1,000           -0 -
Net loss....................            --         --           --          --             --       (187,000)      (187,000)
                              ------------  ---------  -----------  -----------  ------------  -------------  -------------
Balance--October 31, 1995...     1,971,000     81,000     (182,000)       -0 -      2,124,000        791,000      4,785,000
Purchase of treasury
  stock.....................            --         --      (16,000)         --             --             --        (16,000)
Net loss....................            --         --           --          --             --     (5,635,000)    (5,635,000)
                              ------------  ---------  -----------  -----------  ------------  -------------  -------------
BALANCE-- OCTOBER 31, 1996..  $  1,971,000  $  81,000  $  (198,000)  $    -0 -   $  2,124,000  $  (4,844,000) $    (866,000)
                              ------------  ---------  -----------  -----------  ------------  -------------  -------------
                              ------------  ---------  -----------  -----------  ------------  -------------  -------------

           Attention is directed to the foregoing accountants' report and to the accompanying notes to financial statements.

                           RENAISSANCE EYEWEAR, INC.

                            STATEMENTS OF CASH FLOWS

               PRECEDING THE BANK TAKING POSSESSION OF THE ASSETS
                                    (NOTE A)

                                                                                               YEAR ENDED
                                                                                              OCTOBER 31,
                                                                                      ----------------------------
                                                                                          1996           1995
                                                                                      -------------  -------------
Cash flows from operating activities:
  Net loss..........................................................................  $  (5,635,000) $    (187,000)
  Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
      Depreciation and amortization.................................................        216,000        241,000
      Provision for bad debts.......................................................        770,000        239,000
      Write off of affiliate receivable.............................................      2,810,000
      Loss on impairment of fixed assets............................................        876,000
      Gain on sale of fixed assets..................................................        (72,000)
      Deferred income taxes.........................................................        134,000       (120,000)
      Changes in operating assets and liabilities:
        Accounts receivable.........................................................      1,068,000       (980,000)
        Inventories.................................................................        809,000        (22,000)
        Prepaid expenses and other current assets...................................        273,000        230,000
        Due from related parties....................................................       (486,000)      (381,000)
        Other assets................................................................          3,000         (2,000)
        Bank acceptances payable....................................................                       (99,000)
        Accounts payable and accrued expenses.......................................        641,000        940,000
        Income taxes payable........................................................       (150,000)      (195,000)
                                                                                      -------------  -------------
          Net cash provided by (used in) operating activities.......................      1,257,000       (336,000)
                                                                                      -------------  -------------
Cash flows from investing activities:
  Proceeds from sale of fixed assets................................................         72,000
  Capital expenditures..............................................................         (5,000)       (26,000)
                                                                                      -------------  -------------
          Net cash provided by (used in) investing activities.......................         67,000        (26,000)
                                                                                      -------------  -------------
Cash flows from financing activities:
  Net (payments) proceeds under line of credit agreement............................       (457,000)       943,000
  Proceeds of long-term debt........................................................                     1,250,000
  Payments of long-term debt........................................................       (853,000)    (1,824,000)
  Purchase of preferred stock for treasury..........................................        (16,000)       (15,000)
                                                                                      -------------  -------------
          Net cash (used in) provided by financing activities.......................     (1,326,000)       354,000
                                                                                      -------------  -------------
NET DECREASE IN CASH................................................................         (2,000)        (8,000)
Cash--beginning of year.............................................................         10,000         18,000
                                                                                      -------------  -------------
CASH--END OF YEAR...................................................................  $       8,000  $      10,000
                                                                                      -------------  -------------
                                                                                      -------------  -------------
Supplementary disclosures of cash flow information:
    Interest paid...................................................................  $     442,000  $     495,000

           Attention is directed to the foregoing accountants' report and to the accompanying notes to financial statements.

                           RENAISSANCE EYEWEAR, INC.

                         NOTES TO FINANCIAL STATEMENTS

(NOTE A)--THE COMPANY:

    Renaissance Eyewear, Inc. (the "Company") markets and distributes prescription eyeglass frames and nonprescription sunglasses to department and specialty stores, optical chains and eyewear boutiques worldwide.

    In February 1997, the Company defaulted on its credit facility and the bank took possession of all of the Company's assets, which were acquired from the bank by a third party, Ambassador Eyewear Group, Inc. ("Ambassador"). In connection therewith, Ambassador paid off the remaining balance due under bank's credit facility. As a result, the Company has no assets remaining with which to pay its creditors (see Note K). The Company's current operations are limited to leasing its employees to and being reimbursed for expenses by Ambassador.

(NOTE B)--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

[1] Concentrations of credit risk:

    Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and trade accounts receivable. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. Concentrations of credit risk with respect to trade receivables, other than trade receivables from an affiliate, are limited due to the large number of customers comprising the Company's customer base and their dispersion across different geographic areas. In addition, the Company routinely assesses the financial strength of its customers.

[2] Inventories:

    Inventories are stated at the lower of cost (first-in, first-out method) or market.

[3] Depreciation and amortization:

    Provision is made for depreciation and amortization of equipment and improvements principally on the straight-line method over the estimated useful lives of the related assets as follows:

                                                                                    RANGE OF
                                                                                   ESTIMATED
CATEGORY                                                                          USEFUL LIVES
--------------------------------------------------------------------------------  ------------
Machinery and equipment.........................................................    5-10 years
Furniture and fixtures..........................................................    5-10 years
Vehicles........................................................................       3 years
Leasehold improvements..........................................................    3-15 years

[4] Advertising:

    The Company expenses the cost of advertising and promotions as incurred. Advertising costs charged to operations amounted to $397,000 and $550,000 in 1996 and 1995, respectively.

[5] Reclassifications:

    Certain accounts in the 1995 financial statements have been reclassified to conform to the 1996 presentation.

                           RENAISSANCE EYEWEAR, INC.

(NOTE B)--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
[6] Income taxes:

    The Company applies Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes", which requires deferred income tax assets and liabilities to be computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

[7] Long lived assets:

    The Company has adopted the provisions of SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" in 1996. SFAS 121 requires impairment losses to be recorded on long-lived assets (i.e. property and equipment and patent and trademarks) used in operations when impairment indicators are present and undiscounted cash flows estimated to be generated by those assets are less than the asset's carrying amount. Based on current circumstances, the adoption of SFAS 121 has a material effect on the Company's financial statements for the year ended October 31, 1996.

[8] Use of estimates in the preparation of financial statements:

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(NOTE C)--INVENTORIES:

    Inventories consist of the following at October 31, 1996:

Raw material....................................................  $  99,000
Work in process.................................................     37,000
Finished goods..................................................  3,569,000
                                                                  ---------
      Total.....................................................  $3,705,000
                                                                  ---------
                                                                  ---------

(NOTE D)--NOTE PAYABLE--BANK:

    At October 31, 1996, the Company has a $5,295,000 credit facility with a bank which, in addition to the term loans discussed in Note E, provides for a revolving line of credit. Borrowings under the facility bear interest at rates ranging from 1% to 1 3/4% over the prime rate, are collateralized by substantially all of the Company's assets and are personally guaranteed by the principal stockholder. Subsequent to October 31, 1996 the Company defaulted on this credit facility (see Notes A and K).

                           RENAISSANCE EYEWEAR, INC.

(NOTE E)--LONG-TERM DEBT:

    Long-term debt consists of the following at October 31, 1996:

Bank term loans (see Note D):
    Payable in monthly installments of $35,000 plus
      interest through January 31, 1997...........................  $ 535,000
    Payable in monthly installments of $4,416 plus
      interest through January 31, 1997...........................     53,000
    Payable in monthly installments of $4,167 plus
      interest through January 31, 1997...........................     17,000
Mortgage--payable in monthly installments through July 2006 with interest at 9%. Secured by a condominium held for sale (included
  in other assets) with a book value of $65,323...................     33,000
                                                                    ---------
Current maturities................................................  $ 638,000
                                                                    ---------
                                                                    ---------

    The minimum payment on notes required to be made through October 31, 1997 is approximately $605,000.

    An investment in real estate, which acted as security on the mortgage was sold in January 1997 and the remaining debt was paid off at that time. Therefore, the amount due during the year ending October 31, 1997 only includes payments on the mortgage through the date of the sale.

(NOTE F)--INCOME TAXES:

    The income tax (benefit) consists of the following:

                                                                            YEAR ENDED
                                                                           OCTOBER 31,
                                                                    --------------------------
                                                                        1996          1995
                                                                    -------------  -----------
Current:
    Federal.......................................................  $  (1,635,000) $  (270,000)
    State.........................................................       (192,000)
                                                                    -------------  -----------
                                                                       (1,827,000)    (270,000)
                                                                    -------------  -----------
Deferred:
    Federal.......................................................      1,601,000      (92,000)
    State.........................................................        207,000      (27,000)
                                                                    -------------  -----------
                                                                        1,808,000     (119,000)
                                                                    -------------  -----------
      Total.......................................................  $     (19,000) $  (389,000)
                                                                    -------------  -----------
                                                                    -------------  -----------

    At October 31, 1996 the Company has available net operating loss carryforwards to reduce future federal and state taxable income of approximately $6,246,000 and $7,812,000, respectively, which expire in various amounts through 2011.

    Deferred tax assets result primarily from allowances for bad debts that are not deductible for tax purposes until losses are identified and written off, certain costs which are capitalized to inventory for tax

                           RENAISSANCE EYEWEAR, INC.

(NOTE F)--INCOME TAXES: (CONTINUED)
purposes and become deductible when the inventory is sold and federal and state net operating loss carryforwards ("NOL's"). Deferred tax liabilities result from certain expense items (primarily rent) being treated differently for financial and tax reporting purposes. A valuation allowance which increased by approximately $2,253,000 during the year ended October 31, 1996, has been established for the full amount of the deferred tax assets which would otherwise have been recorded due to management's uncertainty regarding the Company's ability to generate taxable income in future periods. The Company's deferred tax assets (liabilities) at October 31, 1996 consist of the following:

                                                        CURRENT     NONCURRENT       TOTAL
                                                      -----------  ------------  -------------
Allowance for bad debts.............................  $   372,000                $     372,000
Inventory capitalized...............................      120,000                      120,000
Depreciation........................................               $    108,000        108,000
NOL's...............................................                  2,468,000      2,468,000
Other...............................................     (100,000)                    (100,000)
                                                      -----------  ------------  -------------
                                                      $   392,000  $  2,576,000      2,968,000
                                                      -----------  ------------
                                                      -----------  ------------
Valuation allowance.................................                                (2,968,000)
                                                                                 -------------
                                                                                 $   -0 -
                                                                                 -------------
                                                                                 -------------

    The difference between the statutory federal income tax rate and the effective income tax rate based on net loss before taxes stated in the statement of operations for the year ended October 31, 1996 is due to (i) state income tax benefit net of federal expense, (ii) an income tax refund and (iii) an increase in the valuation allowance on deferred tax assets.

(NOTE G)--PREFERRED STOCK:

    The Company's cumulative preferred stock has a minimum dividend rate of 9% and a maximum rate of 16%. Dividends of approximately $2,069,000 were in arrears on the preferred stock at October 31, 1996. These dividends are payable in cash or by the issuance of additional shares of preferred stock having a par value equal to the amount of the dividends declared. Such dividends are payable at the sole discretion of the Board of Directors or upon the liquidation of the Company.

(NOTE H)--BENEFIT PLANS:

[1] Profit sharing plan:

    Prior to June 30, 1995, the Company maintained a qualified employee stock ownership plan ("ESOP") covering all eligible salaried and hourly employees. Annual contributions were determined by the Board of Directors and made in the form of the Company's preferred stock. No contribution was made during 1996 and 1995.

    Upon an employee's death or retirement at age 65, the Company is required to redeem, at par value, all of the shares of preferred stock previously issued to the employee. During 1996 and 1995, 15.79 and 15.08 shares of preferred stock, respectively, were redeemed by the Company and are being held in the treasury.

                           RENAISSANCE EYEWEAR, INC.

(NOTE H)--BENEFIT PLANS: (CONTINUED)
    Effective July 1, 1995, the Board of Directors approved the restatement of the ESOP to a profit sharing plan. Annual contributions by the Company are made at the discretion of the Board of Directors. No contributions were made during fiscal 1996.

[2] 401(k) plan:

    The Company has a 401(k) plan for the benefit of substantially all employees. Annual contributions are made at the discretion of the Board of Directors. The Company did not make a contribution to the 401(k) plan for the years ended October 31, 1996 and October 31, 1995.

(NOTE I)--RELATED PARTY TRANSACTIONS:

    Transactions with a Canadian entity, which is 50% owned by the principal stockholder of the Company, are as follows:

                                                                              YEAR ENDED
                                                                             OCTOBER 31,
                                                                        ----------------------
                                                                           1996        1995
                                                                        ----------  ----------
Sales to..............................................................  $  248,000  $  449,000
Management fees charged to............................................      75,000      75,000

    At October 31, 1996 and October 31, 1995, amounts due related party consist of a note payable to the wife of the principal stockholder, which was originally due on demand, but has been subordinated to the bank debt described in Notes D and E. Interest on the note (9% per annum) amounted to $16,000 in 1996 and 1995. In addition, the Company leases various facilities from its sole stockholder (see Note J).

(NOTE J)--COMMITMENTS AND CONTINGENCIES:

[1] Leases:

    The Company leases various office facilities from the sole stockholder under noncancelable operating leases expiring through 2004. Rent expense amounted to approximately $249,000 in both 1996 and 1995.

    The Company also leased a showroom under a noncancelable operating lease which expired in July 1996. The Company entered into a new showroom lease effective July 1996. This lease expires in July 1999. Rent expense amounted to approximately $24,000 and $25,000 in 1996 and 1995, respectively.

                           RENAISSANCE EYEWEAR, INC.

(NOTE J)--COMMITMENTS AND CONTINGENCIES: (CONTINUED)
    Minimum future lease payments under noncancelable operating leases in years subsequent to October 31, 1996 are as follows:

YEAR ENDING                                              PRINCIPAL     NEW YORK
OCTOBER 31,                                             STOCKHOLDER    SHOWROOM       TOTAL
------------------------------------------------------  ------------  -----------  ------------
1997..................................................  $    177,000   $  11,000   $    188,000
1988..................................................       231,000      21,000        252,000
1999..................................................       223,000      16,000        239,000
2000..................................................       215,000                    215,000
2001..................................................       207,000                    207,000
Thereafter............................................       537,000                    537,000
                                                        ------------  -----------  ------------
      Total...........................................  $  1,590,000   $  48,000   $  1,638,000
                                                        ------------  -----------  ------------
                                                        ------------  -----------  ------------

    The future minimum lease payments have been adjusted to reflect Ambassador's assumption of various operating leases effective March 1, 1997.

[2] Royalties:

    The Company has entered into various royalty agreements with licensers, expiring through 1998, which require royalty payments based on sales volume. Royalties charged to operations amounted to $530,000 and $644,000 in 1996 and 1995, respectively. The minimum royalty payment due under these agreements in the year ending October 31, 1997 is $100,000.

    The minimum royalty payment disclosed above has been adjusted to reflect payments due through February 28, 1997. Subsequent to this date, Ambassador will continue to make payments on any continuing license agreements.

[3] Letters of credit:

    At October 31, 1996, the Company is contingently liable for letters of credit aggregating $80,000 to be used for future inventory purchases.

(NOTE K)--SUBSEQUENT EVENTS:

    As described in Note A, in February 1997 the Company defaulted on its bank loan and the bank seized all of the Company's assets, which were acquired from the bank by Ambassador, who paid off the remaining balance of the bank loan.

    The following proforma unaudited summary financial information gives effect to the bank taking possession of the Company's assets as if it had occurred on October 31, 1996:

Total assets....................................................  $  -0 -
                                                                  ----------
                                                                  ----------
Total liabilities...............................................  $4,634,000
Capital deficiency..............................................  (4,634,000)
                                                                  ----------
Total liabilities and capital deficiency........................  $  -0 -
                                                                  ----------
                                                                  ----------

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--------------------------------------------------------------------------------

NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES BY ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                                    PAGE
                                                  ---------
Prospectus Summary..............................          1
Risk Factors....................................          5
Use of Proceeds.................................         13
Dividend Policy.................................         14
Capitalization..................................         15
Dilution........................................         16
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations....................................         17
Business........................................         22
Management......................................         29
Certain Relationships and Related Party
  Transactions..................................         34
Principal Stockholders..........................         36
Description of Securities.......................         37
Shares Eligible for Future Sale.................         37
Underwriting....................................         39
Legal Matters...................................         42
Experts.........................................         42
Available Information...........................         42
Index to Financial Statements...................        F-1

                            ------------------------

UNTIL APRIL 13, 1998 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE SHARES OFFERED HEREBY, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                1,200,000 SHARES

                               AMBASSADOR EYEWEAR
                                  GROUP, INC.
                                  COMMON STOCK

                             ---------------------

                                   PROSPECTUS

                             ---------------------

                            H.J. MEYERS & CO., INC.
                        NATIONAL SECURITIES CORPORATION

                                 MARCH 18, 1998

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